2024 ANNUAL REPORT RAISING THE BAR

“IN OUR CUSTOMER-DRIVEN INNOVATION EFFORTS we continue to enjoy strong market reception to Enerpac’s innovative new products. In 2024, we introduced our first battery-powered handheld torque wrench, adding an important product line to Enerpac’s portfolio and entering the market with clear competitive advantages." - PAUL STERNLIEB, PRESIDENT & CEO

2024 Annual Report | 1

CORPORATE PROFILE

Enerpac Tool Group Corporation is a premier industrial tools, services, technology, and solutions provider serving a broad and diverse set of customers and end markets for mission-critical applications in more than 100 countries. Enerpac Tool Group's businesses are global leaders in high-pressure hydraulic tools, controlled force products, and solutions for precise positioning of heavy loads that help customers safely and reliably tackle some of the most challenging jobs around the world.

EPAC LISTED NYSE

$590M FY2024 Revenue

$147M FY2024 Adj. EBITDA

+2.2% FY2024 Organic Growth

~$2.6B Market Cap*

~2000 Global Employees

110+ Years of History

~900 Distributors

100+ Countries Served

GLOBAL LEADER IN INDUSTRIAL TOOLS & SERVICES

PRODUCTS

Cylinders/jacks, pumps, bolting tools, presses, pullers, tools, Heavy Lifting Technology (HLT), remote and automated guided vehicles

SERVICE AND RENTAL

Bolting, machining, joint integrity

FY2024 REVENUE MIX


~20% Service
~80% Product

DIVERSIFIED CUSTOMER BASE

Specialty dealers
National distribution
Large OEMs

EXTENSIVE GLOBAL DISTRIBUTION

~900 long-standing distribution relationships

*As of December 10, 2024

Enerpac Tool Group

2 | 2024 Annual Report

STRONG FINANCIAL RESULTS

Enerpac reported 2.2% organic growth in FY2024 while reaching our 25% adjusted EBITDA margin target a year ahead of plan.

FISCAL-YEAR TRENDS

NET SALES ($M) AND ORGANIC GROWTH


(20)%
5%
11%
8%
2%
$493
$529
$571
$598
$590
FY20
FY21
FY22
FY23
FY24

GROSS PROFIT MARGIN


44.0%
46.0%
46.5%
49.3%
51.1%
FY20
FY21
FY22
FY23
FY24

ADJ. EBITDA ($M) AND MARGIN*


10.6%
14.1%
14.5%
22.8%
25.0%
$52
$75
$83
$136
$147
FY20
FY21
FY22
FY23
FY24

ADJUSTED EPS*


$0.18
$0.63
$0.81
$1.45
$1.72
FY20
FY21
FY22
FY23
FY24

FREE CASH FLOW ($M)*


$(13)
$42
$44
$69
$70
FY20
FY21
FY22
FY23
FY24

FY2024 REVENUE BY REGION


APAC
13%
Americas
47%
40%
EMEA

Enerpac Tool Group

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.

2024 Annual Report | 3

RAISING THE BAR

FY2024 ACCOMPLISHMENTS

- Further improved our safety performance
- Returned ~$40 million to shareholders through our share repurchase program and dividends
- Achieved Adjusted EBITDA margin of 25.0%, an increase of 220 basis points over prior year
- Increased employee engagement scores for the third year in a row
- Launched e-commerce in 18 additional countries
- Launched battery-powered wrenches and pumps along with significant portfolio additions to our pullers, MRO, and rail offerings
- Implemented Enerpac Commercial Excellence (ECX) program to drive commercial performance
- Successfully concluded ASCEND program, a key enabler for driving above-market growth and 1,100 basis points of margin expansion over the past three years

GROWTH STRATEGY PROGRESS

EXPANSION IN TARGETED **VERTICAL MARKETS**

- Collaborated with vertical market-focused channel partners to broaden our offerings as a solutions provider
- Further expanded our custom solutions offering capabilities to serve as a broader solutions provider to target vertical market end-users

DIGITAL TRANSFORMATION

- Grew e-commerce revenue 43% year-over-year, delivering a 79% CAGR FY2021-24
- Integrated Enerpac Connect wireless connectivity into the new SC and XC2 battery pumps

CUSTOMER-DRIVEN **INNOVATION**

- Launched new battery line-up of products including BTW Torque Wrench series, along with SC and XC2 Cordless Battery Pumps
- Introduced several other new products including 100-ton Lock Grip Puller, 40-ton and 66-ton Pin Pullers, and the Wheeled MRO Kit

EXPANSION IN **ASIA PACIFIC**

- Improved sales coverage across key growth markets through additional channel partners in select geographies and vertical markets
- Continued to progress and execute our second brand strategy across the region

Enerpac Tool Group

4 | 2024 Annual Report

ASCEND TO PEP: TRANSITION TO A CONTINUOUS IMPROVEMENT MODEL

Our ASCEND transformation program was a key enabler for delivering sustained change and performance improvements across the organization, driving above-market growth and margin expansion. Following the conclusion of ASCEND at the end of FY2024, we are applying its principles and rigor to a new continuous improvement program, Powering Enerpac Performance (PEP).

ASCEND

- Hundreds of initiatives across all functions and regions
- Led by over 100 workstream leaders & initiative owners with meaningful incentives tied to results
- Utilized a formal stage-gate process to track progress: idea→ business case→ plan→ implementation→ impact
- Full-time global transformation office managed weekly steering committee meetings with functional, regional, and senior management ownership

STRUCTURAL MARGIN IMPROVEMENT

GROSS PROFIT (% NET SALES)


46.0%
46.5%
49.3%
51.1%
FY21
FY22
FY23
FY24

ADJUSTED SG&A* (% NET SALES)


34.1%
33.7%
28.2%
27.6%
FY21
FY22
FY23
FY24

*See appendix for a reconcilliation of these measures to comparable measures under U.S. generally accepted accounting principles.

POWERING ENERPAC PERFORMANCE

The natural extension of ASCEND, PEP (Powering Enerpac Performance) continues to drive process standardization and simplification for maximum economies.

EMPOWERING IDEAS THAT ENERGIZE OUR FUTURE

Accelerating Growth
Execution and monitoring of growth strategy

Optimizing Operations
Continuous improvement projects in procurement and manufacturing

Minimizing Inefficiencies
Continuing to streamline SG&A through increased efficiency and productivity

Standardizing Processes
Driving further global standardization and simplification leveraging 80/20 framework

Driving Sprint Projects
Focused execution to deliver rapid improvements

Solving Challenges
Structured problem-solving approach to determine true root-cause and implement countermeasures

Enerpac Tool Group

DISCIPLINED M&A APPROACH IN ACTION: DTA ACQUISITION 2024 Annual Report | 5 Enerpac Tool Group Our program provides a pathway to achieve growth, enhance competitive positioning, and create value for shareholders as a part of our balanced capital allocation strategy. Continuing pure-play strategy, but looking beyond tools and services to solve customer needs in targeted vertical markets Healthy pipeline with focus on our four key verticals of infrastructure, rail, industrial MRO, and wind M&A activity focused on solution offerings that address gaps in: product offerings, market/vertical/geographies, and technology Disciplined approach means any targets must meet strict strategic, financial, and operational criteria OUR DISCIPLINED M&A PROGRAM DTA ACQUISTION The acquisition of Madrid-based DTA provides a complement to Enerpac’s Heavy Lifting Technology product line. Combining our existing focus on vertical lift with DTA’s specialization in horizontal movement enables us to provide more comprehensive solutions for customers. Transaction Acquired for €24 million + potential earnout based upon achievement of three- year targets Strategic Fit Combination of Enerpac’s vertical lift and DTA’s horizontal movement provides comprehensive customer solutions Revenue Synergies Tap Enerpac’s global sales and strong distribution channel to expand beyond Europe Operating/Cost Synergies Implement Enerpac’s disciplined operating processes and PEP, and leverage shared procurement and back-office expense

6 | 2024 Annual Report

STRONG INVESTMENT POTENTIAL

Enerpac Tool Group offers exceptional value as a market share leader in a ~$4.5 billion, highly-fragmented addressable market. We provide a premium product portfolio with significant breadth and depth, driving highly attractive gross margins. Enerpac has a strong brand position, known for quality, durability, reliability, and safety, and an exceptional channel partner network of over 900 distributors, enabling true global coverage. The company's strong balance sheet (0.2x net debt/adjusted EBITDA as of August 31, 2024*) and solid free cash flow generation enables a balanced capital allocation approach with investments in organic growth and strategic M&A, along with opportunistic share repurchases and dividends that returned approximately $40 million to shareholders in FY2024.

PREMIER INDUSTRIAL SOLUTIONS PROVIDER
serving a broad and diverse set of customers globally for mission-critical applications

EXCEPTIONAL CHANNEL PARTNER NETWORK
built over decades, creates competitive moat and enables truly global coverage

WELL-DEFINED ORGANIC GROWTH STRATEGY
focused on expansion in targeted vertical markets, digital transformation, customer-driven innovation, and expansion in Asia Pacific

SUCCESSFUL COMPLETION OF ASCEND TRANSFORMATION PROGRAM
has driven above-market growth and structurally improved margins, paving the way for Powering Enerpac Performance (PEP) to drive continued growth and margin expansion

STRONG BALANCE SHEET & SOLID FREE CASH FLOW GENERATION
enables a balanced capital allocation approach: investments to drive organic growth, strategic M&A, and opportunistic share repurchases

*Calculated in accordance with the terms of the Company's September 2022 Senior Credit Facility.


ENERPAC
CAUTION
31 kg
TWO PERSON LIFT

BALANCED CAPITAL ALLOCATION STRATEGY

Invest in Ourselves
Investments in Digital, Product Innovation, R&D, and Operational Excellence Improvements

Disciplined M&A
Meeting strict strategic, financial, and operational criteria

Maintain Our Strong Balance Sheet
Target leverage of 1.5x – 2.5x

Opportunistically Returning Capital to Shareholders
~2.7 million shares remaining on current 10 million share repurchase authorization

Enerpac Tool Group

2024 Annual Report | 7 Dear Fellow Shareholders: I’m pleased to report another strong year for Enerpac Tool Group in Fiscal Year 2024. Significantly, the close of the fiscal year also marked the end of our ASCEND transformation program, which helped us drive meaningful growth and profitability. We are extending many of ASCEND's principles and practices through a new continuous improvement program called Powering Enerpac Performance (“PEP”), which I will discuss later in this letter. In FY2024 we also saw excellent progress in bringing new products to the market, driving growth in our key vertical markets, and executing a compelling acquisition (which we completed on September 4, 2024) that will expand our Heavy Lifting Technology business in exciting ways. FISCAL YEAR 2024 FINANCIAL RESULTS In FY2024 we continued to “raise the bar” and add to the momentum of the prior two years. Organic revenue grew 2.2 percent, including 2.7 percent growth in our core Industrial Tools and Services (ITS) business. Moreover, because of our continued ability to capture efficiencies at the gross profit and SG&A lines, we enjoyed further expansion in profitability, achieving adjusted EBITDA growth of 8 percent. This represents an adjusted EBITDA margin of 25.0 percent, an improvement of 220 basis points over the prior year. Within ITS, organic product and service revenue grew 1.7 percent and 6.6 percent, respectively. Due to the sale of Cortland Industrial in late FY2023, total net sales for the company declined 1.5 percent for the year. We continued to make progress in improving operating efficiency and SG&A productivity. In FY2024, gross margins expanded 180 basis points to 51.1 percent. This was driven by operational improvements related to the ASCEND transformation, as well as other actions, including the impact of pricing and the disposition of Cortland Industrial. Similarly, we continued to benefit from initiatives that improved SG&A productivity. Adjusted SG&A expense declined 4 percent year-over-year. As a percent of sales, it improved 60 basis points to 27.6 percent. On a GAAP basis, diluted earnings per share from continuing operations totaled $1.50 for FY2024 while adjusted EPS increased 19 percent from $1.45 to $1.72, which benefited from a lower effective tax rate and a 4 percent lower share count. The effective tax rate for adjusted EPS was 21.6 percent in FY2024 as compared to 23.2 percent in FY2023. We also delivered free cash flow of $70 million in FY2024. That represents a conversion rate of 82 percent of net earnings, in line with our expectations as we continued to invest in ASCEND during the year. With the ASCEND program now behind us, we have targeted at least a 100% free cash flow conversion by the end of FY2026. Finally, we were pleased to return approximately $40 million to shareholders through the repurchase of 1.3 million shares and $2 million in dividend payments. Enerpac Tool Group CEO LETTER CEO LETTER Paul Sternlieb President and Chief Executive Officer

8 | 2024 Annual Report Enerpac Tool Group CEO LETTER REGIONAL GROWTH The revenue growth across our three regions was mixed. FY2024 revenue in the Americas was up in the low single digits. In Asia Pacific – our smallest region – full-year revenue declined in the mid-single digits. Performance in the region continued to be impacted by softness in the mining sector. However, we continued to work on adding distributors and expanding commercial support. In the Europe, Middle East, and Africa (EMEA) region, we continued to enjoy strong performance, with high single-digit revenue growth for the year. The gains were broad based across end markets. Additionally, with the recent introduction of e-commerce in Europe and the roll out of Enerpac Commercial Excellence, or ECX – which establishes a more disciplined sales process – we believe we will capture further market share going forward. A SUCCESSFUL CONCLUSION TO ASCEND We captured significant gains since we launched our ASCEND transformation program in FY2022. As of year-end FY2024, we reached the official conclusion of the program, with a total investment of $75 million. Since FY2021, adjusted EBITDA roughly doubled from $75 million to $147 million in FY2024, with margin expansion of approximately 1,100 basis points. That represents benefits well above our initial target of $40 to $50 million and in excess of our revised target of $50 to $60 million. And with the full-year adjusted EBITDA margin of 25 percent in FY2024 we achieved that objective a year ahead of plan. INTRODUCTION OF POWERING ENERPAC PERFORMANCE (PEP) We are committed to capturing further growth and margin improvement. That effort will be enabled by what we call Powering Enerpac Performance, or PEP, which is our continuous improvement program and a natural extension of ASCEND. With PEP, we are focused on standardization and simplification of all processes – from procurement to manufacturing to finance and marketing, eliminating unnecessary steps, reducing complexity, and ensuring best practices are consistently applied across the organization. PEP also means challenging ourselves as we drive innovation, improve customer satisfaction, and unlock additional opportunities for growth. PEP will utilize the same framework, tools, and methodology that we established for ASCEND, with the same level of rigor. I’m excited about this journey of continuous improvement and the benefits that will accrue. PROGRESS IN KEY VERTICAL MARKETS As part of Enerpac’s four pillar growth strategy, we have targeted four key vertical markets: Infrastructure, Rail, Wind, and Industrial MRO. On the infrastructure front, we were excited to share that Enerpac’s hydraulic solutions have been selected as part of the Fehmarn Belt tunnel. This project – which will connect Denmark to Germany – represents the largest global infrastructure project and the longest immersed tunnel, spanning 11 miles of sub-sea construction. Enerpac’s hydraulic solutions were selected for a critical aspect of the construction, to precisely align the 78 concrete tunnel elements, each weighing 79,000 tons. It is yet another example of our products in mission- critical applications, applying our technology to help customers address complex challenges where safety and reliability are paramount. ECX ENERPAC COMMERCIAL EXCELLENCE DRIVING COMMERCIAL PERFORMANCE IMPROVEMENT

2024 Annual Report | 9 In FY2024, we expanded our reach into the rail market by investing significant time to collect "voice of customer" research, gaining valuable insight into how Enerpac can best serve the market. As a result, we introduced an enhanced TL-248 Track Tool Lift System to market in the Americas with improved lifting points as well as additional product offerings and accessories. Another new product aiming to serve the rail heavy industrial tool market, the RP70A Rail Stressor, is used to pull together heavy railroad tracks for stressing and thermite welding. We’re excited that the RP70A launched with the important Network Rail Certificate of Acceptance. Regarding the wind market, we are encouraged by new U.S. Federal Energy Regulatory Commission rules that overhaul how the electric grid is planned and funded. This change could spur thousands of miles of new high-voltage power lines and make it easier to add more wind energy to the grid, eliminating a barrier to new project development. One recent example of Enerpac’s success in the wind sector is our Tower Flange Alignment (TFA) tool. TFAs – designed specifically for wind towers – are used to mitigate the impact of misalignment of turbine sections and to solve design and manufacturing errors. Our TFAs have now been widely employed by major wind turbine manufacturers because of their compact, integrated solution and safety features. CUSTOMER-DRIVEN INNOVATION In another pillar of our growth strategy, customer-driven innovation, we continued to enjoy strong market reception to Enerpac’s innovative new products. In April, we introduced our first battery-operated handheld torque wrench, the BTW Series, adding an important product line to Enerpac’s portfolio. Our entry into this important and growing category included the roll out of a full range of sizes. Moreover, we entered the market with clear competitive advantages. Our battery-operated torque wrenches feature meticulous calibration at 60 distinct points – far beyond the standard seven points of competing products – and an impressive +/- 5 percent torque accuracy across their operational range. The most significant differentiator is our tool's ease of use. As reflected in our tag line, “Ready. Set. Torque.”, our products are designed for easy setup, in contrast to competitive tools that can have rigorous configuration requirements and complex features that often make them extremely difficult or time consuming to operate. Our array of battery-operated torque wrenches has been ramping up well with a broad application across many of our end markets including the wind segment. At the same time, other products we introduced earlier in FY2024 – including the 100-ton hydraulic Lock Grip puller, the 40-ton Hydraulic Pin Puller Kits, and the two new battery powered pumps – have also been well received by the marketplace. Overall, we were pleased with the progress of our innovation program and the very positive reception we saw from customers. EXPANDING E-COMMERCE THROUGH DIGITAL TRANSFORMATION Another key growth pillar is digital transformation. In FY2024, e-commerce revenue increased 43 percent year-over-year. We continued to see strong return-on-advertising-spend (ROAS) from our investments here. We also benefited from our outbound targeted advertising for new products and our vertical marketing campaigns in rail and wind. In fact, since launching these digital campaigns, we generated over 20 million impressions and nearly 1,000 leads. In late FY2024, we also launched our e-commerce site in Europe across 18 countries. The continued strong growth in e-commerce is establishing a meaningful channel. Moreover, the direct connection we gain provides valuable customer insight that we incorporate into our marketing and product innovation. Enerpac Tool Group CEO LETTER TL-248 Track Tool Lift System BTW500 Torque Wrench

10 | 2024 Annual Report DTA ACQUISITION We were also excited about the acquisition of DTA, which we announced in early September. DTA’s product line provides an excellent complement to Enerpac’s Heavy Lifting Technology. Combining our focus on vertical lift with DTA’s specialization in horizontal movement enables us to provide more comprehensive solutions for customers. We anticipate meaningful revenue synergies as we seek to greatly expand DTA’s sales and distribution capabilities and reach beyond Europe, which accounts for approximately 90% of its sales. On the cost side, we believe DTA will benefit from Enerpac’s disciplined operating processes while leveraging shared procurement and back-office expenses. OUR CONTINUED EFFORTS IN CORPORATE RESPONSIBILITY Enerpac Tool Group released our first ever report focused on corporate responsibility in FY2024, which reflected the results of great efforts we’ve made in the areas of the environment, sustainability, and governance over the past several years. As we navigate an ever-evolving global landscape, we recognize the importance of transparency and accountability in addressing the corporate responsibility-related issues that matter most to all our stakeholders. The insights shared in our corporate responsibility report are the result of a comprehensive process that involved engaging key stakeholders and incorporating recognized reporting frameworks and industry guidance. Moreover, Enerpac Tool Group conducted a sustainability audit with an outside partner, which yielded a clear set of key priorities going forward. We understand that success is not solely measured by financial performance, but also by our impact on our communities and the world. FINAL THOUGHTS I am very proud of our team's accomplishments. From product innovation and e-commerce to new commercial tools and ongoing efficiency gains, all have enabled us to deliver strong results. As we drive further execution of our growth strategy along with additional standardization and simplification efforts, we will continue to fuel Enerpac’s performance and advance our long-term growth and profitability objectives. I would like to express my sincere thanks to our global team for all their dedication and hard work in serving our customers and shareholders every day. Sincerely, Paul Sternlieb President and Chief Executive Officer Enerpac Tool Group Corp. Enerpac Tool Group CEO LETTER DTA Electric Transporter

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2024 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition period from to to Commission File No. 1-11288 ENERPAC TOOL GROUP CORP. (Exact name of Registrant as specified in its charter) Wisconsin 39-0168610 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) N86 W12500 WESTBROOK CROSSING MENOMONEE FALLS, WISCONSIN 53051 Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201 (Address of principal executive offices) (262) 293-1500 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Ticker Symbol(s) Name of each exchange on which registered Class A common stock, $0.20 par value per share EPAC NYSE Securities registered pursuant to Section 12(g) of the Act: None Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒ As of February 29, 2024, the last business day of the registrant's second fiscal quarter, the aggregate market value of the shares of Class A common stock (based upon the closing price on the New York Stock Exchange on February 29, 2024) held by non-affiliates of the Registrant was approximately $1.81 billion. There were 54,194,247 shares of the Registrant’s Class A Common Stock outstanding as of October 14, 2024. DOCUMENTS INCORPORATED BY REFERENCE Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 6, 2025 are incorporated by reference into Part III hereof.

TABLE OF CONTENTS PART I Item 1. Business 1 Item 1A. Risk Factors 6 Item 1B. Unresolved Staff Comments 14 Item 1C. Cybersecurity 14 Item 2. Properties 15 Item 3. Legal Proceedings 15 Item 4. Mine Safety Disclosures 16 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities 17 Item 6. [Reserved] 19 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 19 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 28 Item 8. Financial Statements and Supplementary Data 29 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 61 Item 9A. Controls and Procedures 61 Item 9B. Other Information 61 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 61 PART III Item 10. Directors; Executive Officers and Corporate Governance 62 Item 11. Executive Compensation 62 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 62 Item 13. Certain Relationships and Related Transactions, and Director Independence 62 Item 14. Principal Accountant Fees and Services 62 PART IV Item 15. Exhibits and Financial Statement Schedules 63 Item 16. Form 10-K Summary 67

Enerpac Tool Group Corp. provides free-of-charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, through our investor website, ir.enerpactoolgroup.com, as soon as reasonably practical after such reports are electronically filed with the Securities and Exchange Commission.

FORWARD LOOKING STATEMENTS AND CAUTIONARY FACTORS This annual report on Form 10-K contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic uncertainty, market conditions in the industrial, oil & gas, energy, power generation, infrastructure, commercial construction, truck and automotive industries, supply chain risks, including disruptions in deliveries from suppliers due to political tensions or the imposition, or threat of imposition, of tariffs, which could be affected by the outcome of the upcoming U.S. presidential election, the impact of geopolitical activity, including the invasion of Ukraine by Russia and international sanctions imposed in response thereto, as well as armed conflicts involving the Middle East, including the impact on shipping in the Red Sea, the ability of the Company to achieve its plans or objectives related to its growth strategy, market acceptance of existing and new products, market acceptance of price increases, successful integration of acquisitions, the impact of dispositions and restructurings, the ability of the Company to continue to achieve its objectives related to the ASCEND program, including any assumptions underlying its calculation of expected incremental operating profit or program investment, operating margin risk due to competitive pricing and operating efficiencies, risks related to reliance on independent agents and distributors for the distribution and service of products, material, labor, or overhead cost increases, tax law changes, foreign currency risk, interest rate risk, commodity risk, tariffs, litigation matters, cybersecurity risks, impairment of goodwill or other intangible assets, the Company’s ability to access capital markets and other factors that may be referred to or noted in the Company’s reports filed with the Securities and Exchange Commission from time to time, including those described under "Item 1A. Risk Factors" of this annual report on Form 10-K. We disclaim any obligation, except to the extent required by applicable law, to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason. When used herein, the terms “we,” “us,” “our,” “Enerpac,” and the “Company” refer to Enerpac Tool Group Corp. and its subsidiaries. Reference to fiscal years, such as “fiscal 2024,” are to the fiscal year ending on August 31 of the specified year. PART I Item 1. Business General Enerpac Tool Group Corp. is a premier industrial tools, services, technology, and solutions provider serving a broad and diverse set of customers and end markets for mission-critical applications in more than 100 countries. Enerpac Tool Group's businesses are global leaders in providing high pressure hydraulic tools, controlled force products and solutions for precise positioning of heavy loads that help customers safely and reliably tackle some of the most challenging jobs around the world. The Company was founded in 1910 and is headquartered in Menomonee Falls, Wisconsin. During fiscal 2025, the Company is scheduled to relocate our headquarters to Milwaukee, Wisconsin. The Company has one reportable segment, the Industrial Tools & Services ("IT&S") Segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial maintenance, repair and operations ("MRO"); machining & manufacturing; power generation; infrastructure; mining; and other markets. Financial information related to the Company's reportable segment is included in Note 15, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements. The Company has an Other operating segment, which does not meet the criteria to be considered a reportable segment. Our businesses provide an array of products and services across multiple markets and geographies, which results in significant diversification. The IT&S segment and the Company are well-positioned to drive shareholder value through a sustainable business strategy built on well-established brands, broad global distribution and end markets, clear focus on the core tools and services business, and disciplined capital deployment. During the fourth quarter of fiscal 2019, we entered into a Securities Purchase Agreement ("SPA") to sell the remaining businesses within our legacy Engineered Components & Systems ("EC&S") segment. We closed the transaction during our first quarter of fiscal 2020. The divestiture of the EC&S segment was a strategic shift to become a pure-play industrial tools and services company. As such, retained liabilities associated with the former EC&S segment are considered discontinued operations in all periods presented herein. 1

Our Business Model Our long-term goal is to create sustainable returns for our shareholders through above-market growth in our core business, expanding our margins, generating strong cash flow, and being disciplined in the deployment of our capital. We intend to grow through execution of our organic growth strategy, focused on key vertical markets that benefit from long-term macro trends, driving customer driven innovation, expansion of our digital ecosystem to acquire and engage customers, and an expansion in emerging markets such as Asia Pacific. In addition to organic growth, we also focus on margin expansion through operational efficiency techniques, including lean, continuous improvement and 80/20, to drive productivity and lower costs, as well as optimizing our selling, general and administrative expenses through consolidation and shared service implementation. We also apply these techniques and pricing actions to offset commodity increases and inflationary pricing. Finally, cash flow generation is critical to achieving our financial and long-term strategic objectives. We believe driving profitable growth and margin expansion will result in cash flow generation, which we seek to supplement through minimizing primary working capital. We intend to allocate the cash flow that results from the execution of our strategy in a disciplined way toward investment in our businesses, maintaining our strong balance sheet, disciplined M&A and opportunistically returning capital to shareholders. We anticipate the compounding effect of reinvesting in our business will fuel further growth and profitable returns. In March 2022, the Company announced the start of its ASCEND transformation program (“ASCEND”), initially estimating an incremental $40 to $50 million of annual operating profit once fully implemented. ASCEND’s key initiatives include accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative expense by better leveraging resources to create a more efficient and agile organization. At the time, the Company anticipated investing $60 to $65 million through the end of fiscal 2024 to complete these actions. In June 2022, the Company approved a restructuring plan in connection with the initiatives identified as part of the ASCEND transformation program to drive greater efficiency and productivity in global selling, general and administrative resources. The total costs of this plan were then estimated at $6 to $10 million, constituting predominately severance and other employee-related costs to be incurred as cash expenditures and impacting both IT&S and Corporate (see Note 4, “Restructuring Charges” in the notes to the consolidated financial statements). These costs were incorporated into the initial investment of $60 to $65 million. In September 2022, the Company approved an update to the restructuring plan to a range of $10 to $15 million; these costs were still incorporated into the initial investment value, and the range did not change at that time. In March 2023, the Company increased the anticipated investment range to $70 to $75 million, inclusive of the $10 to $15 million of the previously announced restructuring, over the life of the program. In October 2023, the Company announced that during fiscal 2023, the Company had realized approximately $54 million of annual operating profit from execution of the ASCEND program and would no longer be breaking out the ASCEND benefit from results going into fiscal 2024. Through fiscal 2023, the Company invested approximately $60 million as part of the program, both through program charges and restructuring. Through fiscal 2024, the Company has invested approximately $75 million as part of the program, consisting of $19 million through restructuring and $56 million in ASCEND transformation program charges. Description of Business Segments Industrial Tools & Services Reportable Segment IT&S is a global supplier of branded hydraulic and mechanical tools and services to a broad array of end markets, including refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining; and other markets. Our primary products include branded tools, cylinders, pumps, hydraulic torque wrenches, highly engineered heavy lifting technology solutions and other tools. Examples of our products include high-force hydraulic and mechanical tools (cylinders, pumps, valves, bolt tensioners, specialty tools and other miscellaneous products), which are designed to allow users to apply controlled force and motion to increase productivity, reduce labor costs and make work safer and easier to perform. These tools operate at very high pressures of approximately 5,000 to 12,000 pounds per square inch. With our products used in a wide variety of end markets, they are often deployed in harsh operating conditions, such as machining, infrastructure maintenance and repair, and refining, and petrochemical production, where safety is a key differentiator. As a result, we hold ourselves to a world-class safety standard to protect both our employees and those using our products and services. On the services side of the segment, our highly trained technicians provide maintenance and manpower services on customer assets to meet their specific needs including bolting, machining, and joint integrity. We also provide rental services for certain of our products. Our branded tools and services are primarily marketed through the ENERPAC®, HYDRATIGHT®, LARZEP & DESIGN® and SIMPLEX® brand names. 2

The segment delivers products and services primarily through our world-class, global network of distributors, as well as direct sales to OEMs and select end users. Examples of industrial distributors include W.W. Grainger, MSC and Blackwoods. Other Operating Segment Cortland Biomedical is a full-service biomedical textile product development company and represents the Other operating segment. Cortland Biomedical does not meet the quantitative or qualitative thresholds to be considered a reportable segment and, since the business is not closely related to the IT&S segment, results are not aggregated to be included in the results of the IT&S reportable segment. On July 11, 2023, the Company completed the sale of the Cortland Industrial business (see Note 5, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements). Certain information related to the Other operating segment is disclosed within Note 15, "Business Segment, Geographic, and Customer Information" in the notes to the consolidated financial statements in order to comply with requirements under generally accepted accounting principles in the United States ("US GAAP") to reconcile certain required disclosures to the Consolidated Financial Statements. Acquisitions and Divestitures For a summary of recent divestiture transactions impacting continuing operations, see Note 5, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements. International Business Our products and services are generally available globally, with our principal markets outside the United States being Europe, the Middle East and Asia. In fiscal 2024, we derived 38% of our net sales from the United States, 29% from Europe, 15% from the Middle East, 10% from Asia and 8% from other geographic areas. We have operations around the world that allow us to draw on the skills of a global workforce, provide flexibility to our operations, drive economies of scale, provide revenue streams that may help offset economic trends that are specific to individual countries, and facilitate access to new markets. Although international operations are subject to certain risks, we continue to believe that a global presence is key to maintaining strong relationships with many of our global customers and suppliers. Financial information related to the Company's geographic footprint of our continuing operations is included in Note 15, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements. Product Development and Engineering We conduct research and development activities to develop new products and to enhance the functionality, effectiveness, ease of use and reliability of our existing products. We believe that our engineering and research and development efforts have been, and continue to be, key drivers of our success in the marketplace. Our advanced design and engineering capabilities contribute to the development of innovative and highly engineered products, maintain our technological leadership and enhance our ability to provide customers with unique and customized solutions and products. We anticipate that we will continue to make significant expenditures for research and development as we seek to provide new innovative tools and services to grow our market share. Research and development ("R&D") costs are expensed as incurred. R&D costs were $12 million in fiscal 2024, $9 million in fiscal 2023 and $7 million in fiscal 2022. The Company holds numerous patents and trademarks. While no individual patent is believed to be of such importance that its termination would have a material adverse effect on our business, the termination of certain of our trademarks, including ENERPAC®, SIMPLEX®, HYDRATIGHT® and LARZEP & DESIGN®, could have a material adverse effect on our business. Competition The markets for our products are highly competitive. We provide a diverse and broad range of industrial products and services to numerous global end markets, many of which are highly fragmented. Although we face larger competitors in several served markets, some of our competition is comprised of smaller companies which may lack the footprint or financial resources to serve global customers. We compete for business principally on the basis of customer service, product quality and availability, and engineering and research and development expertise. In addition, we believe that our cost structure, strategic global sourcing capabilities and global distribution support our competitive position. 3

Manufacturing and Operations

While we do have manufacturing capabilities including machining and fabrication, our manufacturing consists primarily of light assembly of components we source from a network of global suppliers. We have implemented single piece flow processes in most of our plants which reduces inventory levels, lowers re-work costs and shortens lead times to customers. Components are built to our highly engineered specifications by a variety of suppliers in best-cost locations including various countries in Asia. We have built strong relationships with our key suppliers and, while we single source certain of our components, in many cases there are several qualified alternative sources.

Raw Material Costs, Inflation and Tariffs

We source materials and components from a network of global suppliers. These items are typically available from multiple suppliers. Raw materials that go into the components we source, such as steel, aluminum, plastic resin, brass, steel wire and rubber, are subject to price fluctuations and tariffs, which could have an impact on our results. We have been able to offset the impact of inflation with pricing actions, manufacturing efficiencies and other cost reductions. In addition, several of our products have been subject to tariffs, but to date we have been able to offset the majority of additional costs from tariffs through price increases. We continue to manage our supply chain to mitigate ongoing risks associated with the evolving geopolitical and inflationary environments.

Order Backlogs and Seasonality

Our operating segments have a relatively short order-to-ship cycle. We had order backlogs of $41 million and $54 million at August 31, 2024 and 2023, respectively. The decrease in our order backlog during the fiscal year was primarily due to continued effort to decrease inventory levels globally. Assuming no significant supply chain constraints arise after the date of this report, substantially all of the backlog at August 31, 2024 is expected to be filled within twelve months.

While we typically experience a stronger second half to our fiscal year, our consolidated sales are not subject to significant seasonal fluctuations.

Percentages of Sales by Fiscal Quarter

	2024	2023
Quarter 1 (September - November)	24%	23%
Quarter 2 (December - February)	23%	24%
Quarter 3 (March - May)	26%	26%
Quarter 4 (June - August)	27%	27%
	100%	100%

Human Capital Management

The goal of our human capital management strategy and practices is for Enerpac to be considered an employer of choice, and our initiatives and programs are predicated on making this objective a reality.

The talent that makes up our workforce (approximately 2,000 employees as of August 31, 2024) is critical to the success of our company and the ability to deliver shareholder value. Our talent development framework is built around a robust performance management and development structure. Together with their leaders, employees establish annual goals and objectives that align directly with our organizational commitments. We monitor progress throughout the year, with candid and frequent dialogue encouraged along the way, and, new for fiscal 2024, a formal check-in process at the mid-year point to facilitate a clear understanding of goals and the status of progress toward achieving those goals. Bi-annually, our Executive Leadership Team ("ELT") reviews the skills we require to execute our corporate strategy and key role requirements to identify development opportunities for our emerging talent. Annually, we conduct performance review and succession planning, and we promote a long-term career development view by encouraging the creation of unique individual development plans. Training opportunities for all levels of the organization are available and focus on skill, competency and leadership development. We believe in coaching and the sharing of perspectives, and we facilitate mentorship opportunities for the benefit of our workforce. We are committed to devoting the time, resources and planning necessary to maximize the potential of our employees' career development, as well as address the future skill needs of our organization.

We offer competitive compensation and benefits tailored to the geographical markets and industries in which we operate. In the U.S., employees who work more than 30 hours per week are eligible for a comprehensive menu of benefits, including healthcare (health, dental, and vision) coverage, health savings accounts with $500/$1,000 employer funding, dependent care and healthcare flexible spending accounts, company-paid short-term disability, long-term disability, company-paid base life and accidental disability insurance, voluntary life coverage up to 6x annual salary, spousal and dependent life coverage. Employees are offered thirteen paid holidays, and three weeks of paid time off, military leave, a 401(k) retirement plan with a Company match and immediate vesting, access to our employee assistance program, an annual bonus program with broad participation,

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equity incentive programs, an employee stock purchase plan (ESPP) that allows employees to buy company shares at a 15% discount (up from 10% in the last fiscal year), and flexible work arrangements. Both part time and full-time employees are eligible for adoption assistance and up to 12 weeks of parental leave, of which six weeks are paid for full time employees at an employee's full salary. We offer tuition reimbursement up to $5,250 for associate and undergraduate programs and $7,500 for graduate programs, while also offering the same level of reimbursement to part time workers as full-time workers. We also offer a dependent scholarship of up to $2,500 for both part-time and full-time employees. We continue to evaluate enhancements to our compensation and benefit programs in all locations to ensure we remain competitive and meet the needs of our employees.

Diversity, Inclusion & Belonging. Diversity, Inclusion & Belonging ("DI&B") remains a focus area as we strive to foster an inclusive culture of belonging. In addition, our Board reflects a diverse set of Directors, including three female (30%) and one racially diverse (10%) individual. We believe a continued focus on DI&B aligns with our values and provides a competitive advantage, enabling us to attract exceptional talent, leverage diverse perspectives, and ultimately drive value creation for our shareholders.

Employee Safety. The safety, health, and well-being of our employees, contractors, and visitors at our sites globally is our top priority and a principle that is deeply embedded in our culture. Our leaders and employees at all levels embrace our health, safety, security, environment, and quality ("HSSEQ") programs, which translates into an enterprise-wide obligation to provide healthy, safe and productive work environments for our employees and deliver high standards of safety and quality in the products, services and solutions for our customers and end-users. At the heart of our HSSEQ efforts is a desire to foster a culture of continuous improvement and employee empowerment through training, frequent and constructive management engagement, a risk-based evaluation of business activities and behaviors, and the deployment of programs and resources to mitigate those risks. We continually track and report our performance, including thorough reviews of incidents, near-misses, and quality issues; and management accountability and discussion of these improvement opportunities is a cornerstone of all business reviews. We finished the year with a total case incident rate (TCIR) of 0.50. This is a decrease year-over-year as fiscal 2023 had a TCIR of 0.64. This puts our performance in the top quartile in comparison to the BLS NAICS bracket for Machinery Manufacturing (333) for companies with greater than 1,000 employees.

Executive Officers of the Registrant

The names, ages and positions of all of the executive officers of the Company as of October 15, 2024 are listed below.

Name	Age	Position
Paul E. Sternlieb	52	President and Chief Executive Officer
P. Shannon Burns	54	Interim Principal Financial Officer and Head of Financial Planning, Operations and Decision Support
Eric T. Chack	46	Executive Vice President - Operations
James P. Denis	50	Executive Vice President, General Counsel, Company Secretary & Chief Compliance Counsel
Benjamin J. Topercer	47	Executive Vice President and Chief Human Resource Officer

Paul Sternlieb, President and Chief Executive Officer, was appointed President and Chief Executive Officer of the Company in October 2021. Prior to joining the Company, Mr. Sternlieb served as Executive Vice President ("EVP") and President, Protein, at John Bean Technologies Corporation ("JBT") since October 2017. Prior to JBT, Mr. Sternlieb was Group President, Global Cooking in the Food Equipment Group at Illinois Tool Works since 2014. He served as a Vice President & General Manager with Danaher from 2011 to 2014. Before Danaher, he held management roles with the H.J. Heinz Company, a leading food production company, and was a consultant with McKinsey & Company.

P. Shannon Burns, Interim Principal Financial Officer and Head of Financial Planning, Operations and Decision Support, was appointed as the Company's Interim Principal Financial Officer by the Board of Directors effective March 1, 2024. Prior to his appointment, Mr. Burns served as Head of Financial Planning, Operations, and Decision Support since joining the Company in November 2022. Prior to joining the Company, Mr. Burns was with Harley-Davidson Motor Company, holding various positions in Finance and Investor Relations from August 2011 through November 2022. From June 2007 to August 2011, Mr. Burns was with MillerCoors Brewing Company, serving as a Manager, following ten years with Ernst & Young and seven years with American Express Financial Advisors.

Eric T. Chack, Executive Vice President - Operations, joined the Company in July 2024 and leads all aspects of Enerpac's global operations, including oversight for manufacturing, procurement, logistics, continuous improvement, quality, and reliability. Prior to joining Enerpac, Mr. Chack was SVP Supply Chain for Mohawk Industries. Before his time at Mohawk, Mr. Chack was SVP Global Operations & Supply Chain for Briggs & Stratton and held global operations leadership roles at SPX Corporation and IDEX Corporation. He has extensive experience building, developing, and optimizing the performance of world-class operations teams. In addition, he served as an Infantry Officer in the Marine Corps.

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James Denis, EVP, General Counsel, Company Secretary & Chief Compliance Counsel, has served in this capacity since September 2022. He joined the Company in 2013 as our Global Litigation Counsel and was promoted to Regional General Counsel for the Americas and APAC in October 2018 and Assistant General Counsel in March 2020. In December 2021, he was appointed Acting General Counsel and Corporate Secretary. Before joining the Company, Mr. Denis was a shareholder with the law firm of Reinhart Boerner Van Deuren s.c., where he was a member of the firm’s Products Liability and Insurance Risk Management Teams. Benjamin Topercer, EVP and Chief Human Resource Officer, joined the Company in February 2022 and leads the global human resources function, including our global HSSEQ organization, as well as our DEIB initiatives and communications function. From June 2016 until he joined Enerpac, Mr. Topercer was the Chief Human Resource Officer for Vantage Specialty Chemicals, a manufacturer of specialty chemicals and ingredients included in consumer and industrial products. Prior to joining Vantage, he served in various human resources management roles for Premier Farnell Corporation, a distributor of electronic components, including as Global Head of HR for its sales, marketing, e-commerce and technology groups and specified business units, from September 2013 to June 2016. Prior to that, Mr. Topercer served as Director, Human Resources for Eaton Corporation, and its predecessor, Cooper Industries, from July 2011 to September 2013. Prior to that, he served in positions of progressive responsibility in the human resources group of Henkel Corporation from September 2004 to July 2011 and at Rexam Sussex from March 2000 to September 2004. Item 1A. Risk Factors The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing the Company. If any of the events contemplated by the following risks occurs, our business, financial condition, or results of operations could be materially adversely affected. Additional risks and uncertainties not currently known to us, or that we currently believe are immaterial, also may adversely impact our business, including our ability to execute our strategic growth and profitability objectives. Risks Related to Economic Conditions Supply chain issues, including shortages of adequate component supply or that increase our costs or cause delays in our ability to fulfill orders, or a failure by us to estimate customer demand properly, could have an adverse impact on our business and operating results and our relationships with customers. We rely on our supply chain for components and raw materials to manufacture our products and provide services to our customers, and this reliance could have an adverse impact on our business and operating results. We may experience a reduction or interruption in supply due to factors beyond our control, including as a result of geopolitical conflicts and the imposition of international sanctions in response thereto, a significant natural disaster, pandemics, or shortages in global freight capacity. Our vendors may be unable or unwilling to meet our demand for raw materials or components, or significantly increase lead times for deliveries, which may be unable to offset through alternate sources of supply, Further, vendors may impose significant increases in the price of critical components and raw materials that we may be unable to pass along to our customers. In addition, a failure by us to appropriately forecast or adjust our requirements for components or raw materials based on our business needs and volatility in demand for our products may impact our ability to timely procure raw materials and components necessary to maintain desired productivity in our operations. These supply chain issues could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. We procure certain components for our products from single or limited suppliers. In the event of supply disruptions from these suppliers, we may not be able to diversify our supply base for such components in a timely manner or may experience quality issues with alternate sources. Further, we procure a significant portion of our components from suppliers located in China, and we are therefore exposed to potential disruptions in deliveries from these suppliers due to political tensions with China, geopolitical risks, government-mandated facility closures in China, energy shortages or other causes. Our growth and ability to meet customer demand depend in large part on our ability to obtain timely deliveries of components and raw materials from our suppliers, and significant disruptions in their supply could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. We have in the recent past experienced supply shortages and inflationary pressures for certain components and raw materials that were important to our manufacturing process due to a number of the factors described above. Growth in the global economy may exacerbate these pressures on us and our suppliers, and we expect these supply chain challenges and cost impacts may continue to impact us in the future. Although we have generally secured additional supply from existing or alternate suppliers or taken other mitigating actions when such disruptions have occurred in past periods, there is no guarantee we can continue to do so in the future, and our business, results of operations, and financial condition could be adversely affected. When facing component supply-related challenges, we may also increase our inventories and purchase commitments to shorten lead times and increase the likelihood of maintaining adequate inventories to meet customer expectations. If the demand for our products is less than our expectations or if we otherwise fail to anticipate customer demand properly, an 6 oversupply of components could result in inventory levels that could also lead to significant excess and obsolete inventory charges and adversely affect our operating and financial results. Deterioration of, or instability in, the domestic and international economy and challenging end-market conditions could impact our ability to grow the business and adversely impact our financial condition, results of operations and cash flows and our ability to execute our strategy. Our businesses and operating results have been, and will continue to be, affected by domestic and international economic conditions. The level of demand for our products is affected by general economic and business conditions in our served end markets. A substantial portion of our revenues is derived from customers in cyclical industries (such as the industrial and oil & gas sectors) that typically are adversely affected in periods of economic contraction or volatility. In such periods, our customers may experience deterioration of their businesses, which may reduce or delay our sales. We have experienced contraction and challenging demand conditions in many of our served markets historically, and it is reasonably possible that we could experience such conditions in the future, which may adversely affect our financial condition, results of operations and cash flows and our ability to execute our strategy. Disruptions in global oil markets have adversely affected our business and results of operations and similar events in the future may adversely affect our business and results. A portion of our revenues is derived from customers in the midstream and downstream oil & gas industry. Disruptions in the global oil & gas markets (such as those due to the Ukraine/Russia conflict and the resulting international sanctions and the armed conflicts in the Middle East) and other changes in demand for oil can negatively affect oil prices and negatively affect cash flows for many of those customers. This has resulted in, and in the future could result in, lower capital expenditures and project modifications, delays or cancellations by those customers, reducing the demand for certain of our products serving that end market, which could adversely affect our results of operations and financial condition. Uncertainty over global tariffs, or the financial impact of tariffs, may negatively affect our results. Changes in U.S. domestic and global tariff frameworks have increased our costs of producing goods and resulted in additional risks to our supply chain. We have developed and implemented strategies to mitigate previously implemented and, in some cases, proposed tariff increases, but there is no assurance we will be able to continue to mitigate prolonged tariffs. The outcome of the 2024 U.S. presidential elections may have a significant impact on U.S. domestic and global tariffs. Uncertainties about future tariff changes could result in mitigation actions that prove to be ineffective or detrimental to our business. Risks Related to Our Business and Operations Logistics challenges, including global freight capacity shortages, could increase our freight costs or cause delays in our ability to fulfill orders and could have an adverse impact on our business and operating results. The Company’s ability to import products in a timely and cost-effective manner has been, and may continue to be, adversely affected by shortages of freight capacity, delays at ports, port strikes, and other issues that otherwise affect transportation and warehousing providers. For example, the armed conflicts in the Middle East and the associated attacks on commercial ships in the Red Sea has caused global increases in shipping costs, as well as significant delays for some shipments. Globally, the shipping industry faces other challenges, including labor disputes at major ports and railways and weather-related disruptions, such as droughts in Panama reducing capacity in the Panama Canal. These issues could delay importation of products or require the Company to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher freight and logistics costs, which could have an adverse impact on the Company’s business and financial condition. We face collection risk for receivables in foreign jurisdictions. We sell products and services through distributors and agents. In certain jurisdictions, those third parties represent a significant portion of our sales in their respective country. Collection times for receivables in many foreign jurisdictions may often be substantially longer than those in the United States (though typically less than one year). Further, for certain of our services business agency relationships, we utilize intermediary agents and are dependent on our agents to collect payment on our behalf. The indirect sales channels expose us to the credit risk of both our channel partners and end customers and increase the risk of delayed payments or uncollectible balances. For example, during the year ended August 31, 2022, we recognized a $13.2 million bad debt reserve as a result of the continued payment delinquency of one of our agents. A liquidity event or dispute involving one of our channel partners may adversely affect our results of operations and financial condition. If we fail to retain the agents and distributors upon whom we rely to market our products and services, we may be unable to effectively market our products and services and our revenue and profitability may decline. The marketing success of many of our businesses in the U.S. and abroad depends largely upon our independent agents’ and distributors’ sales and service expertise and relationships with customers in our end markets. Many of these agents have 7 developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Cybersecurity vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, operations, products, solutions, services and data. Increased global cybersecurity threats, computer viruses and more sophisticated and targeted cyber-related attacks, as well as cybersecurity failures resulting from human error, vulnerabilities and technological errors, including the errors of third-party software providers, pose a risk to our systems, including third-party vendor operated systems, operations and products and potentially those of our business partners. An attack also could result in losses due to an inability to recover lost data, software and key documentation, ransomware payments, security breaches, theft, lost or corrupted data, misappropriation of sensitive, confidential or personal data or information, loss of trade secrets and commercially valuable information, reputational harm, including loss of confidence by our customers, suppliers and employees in our ability to adequately protect their information, fines, production downtimes and operational disruptions. The development and adoption of generative artificial intelligence ("AI") technologies exacerbates these risks and may give rise to new tools for threat actors to attack and disrupt our systems. We attempt to mitigate these risks by employing measures including employee training, network monitoring and testing, maintenance of protective systems, contingency planning, and the engagement of third-party experts, but we remain potentially vulnerable to additional known or unknown threats. We anticipate that meaningful investments in our operating technology infrastructure will be necessary as we continue to evaluate our vulnerabilities and take actions to safeguard our systems. Further, while we currently maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cybersecurity incidents and information systems failures, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the damage to our reputation that may result from an incident. There is no assurance the financial or operational impact from such threats or events will not be material. We may not be able to maintain operational improvements from our ASCEND transformation program and from restructuring actions. In March 2022, we announced the launch of ASCEND, a transformation program focused on driving accelerated earnings growth and efficiency across the business with the goal of delivering improved annual operating profit once fully implemented. The ASCEND program focused on the following key initiatives: (i) accelerating organic growth strategies, (ii) improving operational excellence and production efficiency by utilizing a lean approach and (iii) driving greater efficiency and productivity in selling, general and administrative expenses. In addition, we implemented other plans that incurred restructuring costs to (i) eliminate redundancies in our corporate or regional structures, (ii) eliminate excess capacity in our facilities as a result of integration of acquisitions or divestitures of product lines, or (iii) eliminate product or service lines that did not meet targeted profitability metrics. Although we expect that the improved operating profit, cost savings and realization of efficiencies will continue to provide annual benefit, we may not fully maintain these improvements (see Note 3. "ASCEND Transformation Program" and Note 4, "Restructuring Charges," in the notes to the consolidated financial statements and "Business Update" within Item 7 for further discussion of the ASCEND program and other current restructuring activities). A material disruption at a significant manufacturing facility could adversely affect our ability to generate sales and result in increased costs that we cannot recover. Our financial performance could be adversely affected due to our inability to meet customer demand for our products or services in the event of a material disruption at one of our significant manufacturing or services facilities. Equipment failures, natural disasters, health issues (including pandemics like COVID-19), power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other events could create a material disruption. Interruptions to production could increase our cost of sales, harm our reputation and adversely affect our ability to attract or retain our customers. Our business continuity plans may not be sufficient to address disruptions attributable to such risks. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation, which could adversely affect our financial condition and results of operations. Our business operates in highly competitive markets, so we may be forced to cut prices or incur additional costs. Our business generally faces substantial competition, domestically and internationally, in our end markets. We may lose market share in certain businesses or be forced to reduce prices or incur increased costs to maintain existing business. We compete globally on the basis of product design, quality, availability, performance and customer service. Present or future competitors in our markets may have new technologies or more attractive products and services or greater financial, technical or other resources which could put us at a competitive disadvantage. In addition, some of our competitors may be willing to reduce prices and accept lower margins to compete with us. 8

Our international operations pose political, currency and other risks. We expect sales from and into foreign markets to continue to represent a significant portion of our revenue. In addition, many of our manufacturing operations and suppliers are located outside the United States, including China, the United Kingdom and the Netherlands. Our sales and operating activities outside of the U.S. are, and will continue to be, subject to a number of risks, including: • unfavorable fluctuations in foreign currency exchange rates; • adverse changes in foreign tax, legal and regulatory requirements; • export and import restrictions and controls on repatriation of cash; • political and economic instability; • difficulty in protecting intellectual property; • government embargoes, tariffs and trade protection measures, such as “anti-dumping” duties applicable to classes of products, and import or export licensing requirements, as well as the imposition of trade sanctions against a class of products imported from or sold and exported to, or the loss of “normal trade relations” status with, countries in which we conduct business, that could significantly increase our cost of products or otherwise reduce our sales and harm our business; • cultural norms and expectations that may sometimes be inconsistent with our Code of Conduct and our requirements about the manner in which our employees, agents and distributors conduct business; • differing labor regulations; and • acts of hostility, terror or war. Our operations outside the United States require us to comply with a number of United States and international regulations. For example, we are subject to the Foreign Corrupt Practices Act (the “FCPA”), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti- corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. In addition, we are subject to and must comply with all applicable export controls and economic sanctions laws and embargoes imposed by the United States and other various governments. Changes in export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs and increase compliance costs, and violations of these laws or regulations may subject us to fines, penalties and other sanctions, such as loss of authorizations needed to conduct aspects of our international business or debarments from export privileges. Violations of the FCPA or export controls or sanctions laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition, results of operations, and cash flows. We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. Failure to properly manage these risks could adversely affect our business, financial condition, results of operations and cash flows. In addition, United States tax reform has significantly changed how foreign operations are taxed in the United States. Therefore, we continue to review our organizational structure, and changes to where income is generated, which changes may have a material adverse effect on our liquidity and results of operations. Our customers and other business partners often require terms and conditions that expose us to significant risks and liabilities. We operate in end markets and industries in which our customers and business partners seek to contractually shift significant risks associated with their operations or projects to us. We structure our commercial and contracting practices to assess and manage the risks we are assuming, but we cannot assure that material liabilities will not arise from our contracts with our business partners. Also, our contracting standards may be more stringent than those of certain competitors, and as a result, we may experience market share losses or the reduction in growth opportunities. 9

Imposition of climate-related laws and regulations that disadvantage the oil & gas industry compared to other industries or consumer behavior that reduces demand for petroleum products may have an adverse impact on our results of operations. A significant portion of our revenues are derived from the sale of products and services to end users in the oil & gas industry. Accordingly, our results of operations may be adversely affected by the imposition of climate-related laws and regulations that disadvantage the oil & gas industry compared to other industries and have the effect of reducing the production of petroleum products. In addition, a reduction in the production of petroleum products as a result of consumer behavior that embraces alternative sources of energy over oil & gas could similarly adversely affect our results of operations by reducing the demand for our products and services. Risks Related to the Execution of Our Strategy If we fail to develop new products, or customers do not accept our new products, our business could be adversely affected. Our ability to develop innovative new products can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development, production or commercialization of new products, or failure to gain market acceptance of new products and technologies, may reduce future sales and adversely affect our competitive position. There can be no assurance that we will have sufficient resources to make such investments, that we will be able to make the technological advances necessary to maintain competitive advantages or that we can recover major research and development expenses. If we fail to make innovations, launch products with quality problems, experience development cost overruns, or the market does not accept our new products, then our financial condition, results of operations, cash flows and liquidity could be adversely affected. Our growth strategy includes strategic acquisitions, which we may not be able to consummate. We plan to make acquisitions to grow our business, enhance our global market position and broaden our industrial tools product offerings. Our ability to successfully execute acquisitions will be impacted by factors including the availability of financing on terms acceptable to us, the potential reduction of our ability or willingness to incur debt to fund acquisitions, the reluctance of target companies to sell in current markets, our ability to identify acquisition candidates that meet our valuation parameters and increased competition for acquisitions. Failure to effectively execute our acquisition strategy could have an adverse effect on our competitive position, reputation, financial condition, results of operations, cash flows and liquidity. We may not be able to realize planned benefits from acquired companies. We may not be able to realize planned benefits from acquired companies. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the acquired business into the Company. Factors that could affect our ability to achieve these benefits include: • difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses; • the failure of acquired businesses to perform in accordance with our expectations; • failure to achieve anticipated synergies between our business units and the business units of acquired businesses; • the loss of customers of acquired businesses; • the loss of key managers and employees of acquired businesses; or • other material adverse events in the acquired businesses. The process of integrating acquired businesses into our existing operations also may require additional financial resources and attention from management that would otherwise be available for the ongoing development or expansion of our existing operations. Although we expect to successfully integrate any acquired businesses, we may not achieve the desired net benefit in the timeframe planned. If acquired businesses do not operate as we anticipate, it could materially impact our business, financial condition and results of operations. The indemnification provisions of acquisition agreements may result in unexpected liabilities. Certain acquisition agreements from past acquisitions require the former owners to indemnify us against certain liabilities related to the operation of each of their companies. In most of these agreements, the liability of the former owners is limited to specific warranties given in the agreement as well as in amount and duration. Certain former owners also may not be able to meet their indemnification responsibilities. We may be subject to the same risk with respect to future acquisitions as well. As a result of those limitations, we may face unexpected liabilities that adversely affect our profitability and financial position. 10

Divestitures and discontinued operations could negatively impact our business, and retained liabilities from businesses that we have sold could adversely affect our financial results. In connection with the execution of our strategy to become a pure-play industrial tools and services company, we have completed several divestitures, including the divestiture of our former EC&S segment. These divestitures pose risks and challenges that could negatively impact our business, including retained liabilities related to divested businesses, obligations to indemnify buyers against contingent liabilities and potential disputes with buyers. If we do not realize the expected benefits of these divestitures or our post-completion liabilities and continuing obligations are substantial and exceed our expectations, our financial position, results of operations and cash flows could be negatively impacted. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue and profits associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Our goodwill and other intangible assets represent a substantial amount of our total assets. Our total assets reflect substantial intangible assets, primarily goodwill. As of August 31, 2024, goodwill and other intangible assets totaled $306 million, or 39% of our total assets. The goodwill results from acquisitions, representing the excess of the purchase price over the fair value of the net tangible and other identifiable intangible assets we have acquired. We assess annually, and more frequently if a triggering event occurs, whether there has been impairment in the value of our goodwill or indefinite-lived intangible assets. If future operating performance at one or more of our reporting units were to fall below current levels, we could be required to recognize a non-cash charge to operating earnings to impair the related goodwill or other intangible assets. See Note 6, "Goodwill, Intangible Assets and Long-Lived Assets" in the notes to the consolidated financial statements and "Critical Accounting Estimates" for further discussion on goodwill, intangible asset and long-lived asset impairments. Any future goodwill or intangible asset impairments could negatively affect our financial condition and results of operations. Risks Related to Legal, Compliance and Regulatory Matters We are subject to many laws and regulations that may change in ways that are detrimental to our competitiveness or results. Our businesses are subject to regulation under a broad range of U.S. and foreign laws and regulations. Some of those laws and regulations may change in ways that will require us to modify our business practices and objectives in ways that adversely impact our financial condition or results of operations, including by restricting existing activities and products, subjecting our operations to escalating costs or prohibiting us from operating in certain jurisdictions. Examples of laws or regulations that may have an adverse effect on our operations, financial condition and growth strategies include tax law, export and import controls, anti-corruption law, competition law, data privacy regulations, currency controls and economic or political sanctions. In addition, changes in laws or regulations, for example, the proposed regulations of the Securities and Exchange Commission with respect to climate-related disclosures, may significantly increase our costs, adversely affecting our results of operations. Legal compliance risks could result in significant costs to our business or cause us to restrict current activities or curtail growth plans. We directly or indirectly operate in industries, markets and jurisdictions in which we are exposed to compliance risks and that are subject to significant scrutiny by regulators, governmental authorities and other persons. We structure and strengthen our risk management and compliance programs to mitigate such risks and foster compliance with all applicable laws, but our practices may not be sufficient to eliminate these risks. The global and diverse nature of our operations, the complex and high- risk nature of some of our markets, our reliance on third-party agents and representatives to support sales and other business activities, and increasingly stringent laws and enforcement activities could result in violations of law, enforcement actions or private litigation resulting in significant defense and investigation costs, fines and penalties, and a broad range of remedial actions, including potential restrictions on our operations and other adverse changes to our business plans. See Note 16, "Commitments and Contingencies" in the notes to the consolidated financial statements for additional information about compliance risks. 11

Health, safety and environmental laws and regulations may result in additional costs. We are subject to federal, state, local and foreign laws and regulations governing public and worker health and safety. Violations of these laws could result in significant harm and financial liabilities that could adversely affect our operating results and reputation. Pursuant to such laws, governmental authorities have required us to contribute to the cost of investigating or remediating certain matters at current or previously owned and operated sites. In addition, we have provided environmental indemnities for previously owned operations in connection with the sale of certain businesses and product lines. Liability as an owner or operator, or as an arranger for the treatment or disposal of hazardous substances, can be joint and several and can be imposed without regard to fault. There is a risk that costs relating to these matters could be greater than what we currently expect or exceed our insurance coverage, or that additional remediation and compliance obligations could arise which require us to make material expenditures. More stringent environmental laws, unanticipated remediation requirements or the discovery of previously unknown conditions could materially harm our financial condition and operating results. We are also required to comply with environmental laws and regulations to maintain operating permits and licenses, some of which are subject to discretionary renewal from time to time, for many of our businesses, and our business operations could be restricted if we are unable to renew existing permits or to obtain any additional permits that we may require. Unfavorable tax law changes may adversely affect results. We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in tax law (including a potential increase in the U.S. federal income tax rate or increased tariffs on goods imported into the U.S.), the mix of earnings among countries with differing statutory tax rates, or changes in the valuation allowance of deferred tax assets. Costs and liabilities arising from legal proceedings could be material and adversely impact our financial results. We are subject to legal and regulatory proceedings, including litigation asserting product liability and warranty claims. Because our products are used in critical applications in demanding environments, including in the oil & gas industry, product and service failures can have significant consequences and could result in significant product liability, warranty and other claims against us, regardless of whether our products and services caused the incident that is the subject of the claim, and we may have obligations to participate in the recall of products in which our products are components, if any of the components or services we supply prove to be defective. We maintain insurance and have established reserves for these matters as appropriate and in accordance with applicable accounting standards and practices. Insurance coverage, to the extent it is available, may not cover all losses arising from such contingencies. Also, estimating legal reserves or possible losses involves significant judgment and may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation and investigations, and the actual losses arising from particular matters may exceed our current estimates and adversely affect our results of operations. We also expect that additional legal proceedings and other contingencies will arise from time to time, and we cannot predict the occurrence, magnitude and outcome of such additional matters. Moreover, we operate in jurisdictions where claims involving us may be adjudicated within legal systems that are less developed and less reliable than those of the U.S. or other more developed markets, and this can create additional uncertainty about the outcome of proceedings before courts or other governmental bodies in such markets. Risks Related to Our Capital Structure Our indebtedness could harm our operating flexibility and competitive position. We have incurred, and may in the future incur, significant indebtedness in connection with acquisitions or other strategic growth initiatives. While at current debt levels we have significant flexibility on our financial debt covenants, should we incur additional indebtedness to fund acquisitions or other strategic growth initiatives, our level of debt and the limitations imposed on us by our debt agreements could adversely affect our operating flexibility and put us at a competitive disadvantage. Our ability to make scheduled principal and interest payments, refinance our indebtedness and satisfy our other debt and lease obligations will depend upon our future operating performance and credit market conditions, which could be adversely affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings will be available to us on favorable terms, or at all, for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations will be adversely affected. The financial and other covenants in our debt agreements may adversely affect us. Our senior credit facility contains financial and other restrictive covenants. These covenants could limit our financial and operating flexibility as well as our ability to plan for and react to market conditions, meet our capital needs and support our strategic priorities and initiatives should we take on additional indebtedness for acquisition or other strategic objectives. Our failure to comply with these covenants also could result in events of default which, if not cured or waived, could require us to repay indebtedness before its due date, and we may not have the financial resources or otherwise be able to arrange alternative 12 financing to do so. Our compliance with the covenants of our senior credit facility may be adversely affected by severe market contractions or disruptions to the extent they reduce our earnings for a prolonged period and we are not able to reduce our debt levels or cost structure accordingly. Borrowings under our senior credit facility are secured by most domestic personal property assets and are guaranteed by most of our domestic subsidiaries and by a pledge of the stock of most of our domestic and certain foreign subsidiaries. If borrowings under our senior credit facility were declared or became due and payable immediately as the result of an event of default and we were unable to repay or refinance those borrowings, our lenders could foreclose on the pledged assets and stock. Any event that requires us to repay any of our debt before it is due could require us to borrow additional amounts at unfavorable borrowing terms, cause a significant reduction in our liquidity and impair our ability to pay amounts due on our indebtedness. Moreover, if we are required to repay any of our debt before it becomes due, we may be unable to borrow additional amounts or otherwise obtain the cash necessary to repay that debt, when due, which could have a material adverse effect on our business, financial condition and liquidity. We may incur increased interest expense as a result of our variable rate debt. Borrowings under our revolving line of credit and our $200 million term loan incur interest which is variable based on fluctuations in the referenced Secured Overnight Financing Rate ("SOFR"). Increases in the referenced SOFR will increase our borrowing costs and negatively impact financial results and cash flows. Risks Related to Ownership of Our Common Stock The market price of our common stock may be volatile. A relatively small number of shares of our common stock are normally traded in any one day and higher volumes could have a significant effect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate. Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could significantly affect quarterly operating results include, but are not limited to: • demand for our products and services; • the timing of sales of our products and services; • changes in foreign currency exchange rates; • changes in applicable tax rates; • an impairment of goodwill or other intangible assets; • the occurrence of restructuring charges; • unanticipated delays or problems in introducing new products; • announcements by competitors of new products, services or technological innovations; • changes in our pricing policies or the pricing policies of our competitors; • increased expenses, whether related to sales and marketing, raw materials or supplies, labor matters, product development or administration; • major changes in the level of economic activity in major regions of the world in which we do business; • costs related to possible future acquisitions or divestitures of technologies or businesses; • an increase in the number or magnitude of product liability or environmental claims; and • our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the U.S. Various provisions and laws could delay or prevent a change of control. The anti-takeover provisions of our articles of incorporation and bylaws and provisions of Wisconsin corporation law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things: • require a supermajority shareholder vote to approve a merger of the Company with another entity; • regulate how shareholders may present proposals or nominate directors for election at shareholders’ meetings; and 13

• authorize our board of directors to issue preferred stock in one or more series, without shareholder approval. General Risk Factors Geopolitical unrest and terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business. Terrorist attacks against targets in the U.S. or abroad, rumors or threats of war, other geopolitical activity or trade disruptions, such as those caused by the Russia-Ukraine conflict, the armed conflicts in the Middle East, or any conflict or threatened conflict between China and Taiwan, may cause general economic conditions in the U.S. or abroad to deteriorate. The occurrence of any of these events could result in a prolonged economic slowdown or recession in the U.S. or in other areas and could have a significant impact on our business, financial condition or results of operations. Our inability to attract, develop and retain qualified employees could have a material adverse impact on our operations. Our ability to deliver financial results and drive growth and pursue competitive advantages in our business substantially depends on our ability to retain key employees and continually attract new talent to the business. If we experience losses of key employees, such as our executives, or experience significant delays or difficulty in replacing them, our operations, competitive position and financial results may be adversely affected. Competition for highly qualified personnel is intense, and our competitors and other employers may attempt to hire our skilled and key employees. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees or lead to increased labor costs. Our intellectual property portfolio may not prevent competitors from developing products and services similar to or duplicative to ours, and the value of our intellectual property may be negatively impacted by external dependencies. Our patents, trademarks and other intellectual property may not prevent competitors from independently developing or selling products and services functionally equivalent or superior to our own or adequately deter misappropriation or improper use of our innovations and technology. In addition, further steps we take to protect our intellectual property, including non- disclosure agreements, may not prevent the misappropriation of our business critical secrets and information. In such circumstances, our competitive position and the value of our brand may be negatively impacted. Our competitors or other persons could assert that we have infringed their intellectual property rights. We may be the target of enforcement of patents or other intellectual property rights by third parties. We have implemented legal reviews and other controls in our new product development and marketing processes system to mitigate the risk of infringing third-party rights, but those controls may not prove adequate or deter all claims. Responding to infringement claims, regardless of their merits, can be expensive and time consuming. If we are found to infringe any third-party rights, we could be required to pay substantial damages or we could be enjoined from offering some of our current products and services. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy We depend on integrated information systems to conduct our business. In order to defend against cybersecurity threats, we have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. The frameworks used to design and assess our program include the National Institute of Standards and Technology Cybersecurity Framework and Sarbanes Oxley. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes: • risk assessments designed to help identify material cybersecurity risks to our critical systems and information; • a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents; • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; 14

- cybersecurity awareness training of our employees, including our incident response personnel;
- tabletop exercises conducted at the management level to ensure the Company is prepared in the event of a cybersecurity incident and to help identify areas of improvement for the cyber security incident response and risk management programs;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, cybersecurity resilience and recovery; and
- a third-party risk management process for service providers, suppliers, and vendors who access our critical systems and data.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A "Risk Factors".

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program.

Our Audit Committee receives regular reports from management on our cybersecurity risks, and our full Board receives a periodic update. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as significant incidents.

Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. Board members receive presentations on cybersecurity topics from our Vice-President of Information Technology ("VPIT") and our Director - Information Security ("DIS") or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our VPIT and DIS has overall responsibility for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes extensive technology and finance leadership experience across multiple industries, experience in the Legal, Risk and Compliance disciplines, and over 20 years of cybersecurity leadership experience for our VPIT.

Our management team is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Item 2. Properties

As of August 31, 2024, we owned or leased the following facilities (square footage in thousands):

	Number of Locations			Square Footage		
	Manufacturing	Distribution / Sales / Admin	Total	Owned	Leased	Total
Industrial Tools & Services	10	35	**45**	132	1,181	**1,313**
Corporate and Other	2	2	**4**	26	173	**199**
	12	37	**49**	158	1,354	**1,512**

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. Our largest facilities are located in the United States, the Netherlands, China and the United Kingdom. We also maintain a presence in Algeria, Australia, Brazil, France, Germany, Kazakhstan, India, Italy, Japan, Norway, Poland, Saudi Arabia, Singapore, South Africa, South Korea, Spain and the United Arab Emirates. See Note 10, "Leases" in the notes to the consolidated financial statements for information regarding our lease commitments.

Item 3. Legal Proceedings

We are a party to various legal proceedings that have arisen in the normal course of business. These legal proceedings typically include product liability, breaches of contract, employment, personal injury and other disputes.

15

We have recorded reserves for estimated losses based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated. In our opinion, the resolution of these contingencies is not likely to have a material adverse effect on our financial condition, results of operations or cash flows. Information with respect to contingencies arising from legal proceedings, including governmental investigations, set forth in Note 16, “Commitments and Contingencies” in the notes to the consolidated financial statements, is incorporated by reference. Item 4. Mine Safety Disclosures Not applicable. 16

PART II Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities The Company’s Class A common stock is traded on the New York Stock Exchange under the symbol EPAC. As of September 30, 2024, there were 672 shareholders of record of the Company's Class A common stock. Dividends In fiscal 2024, the Company declared a dividend of $0.04 per share of Class A common stock payable on October 18, 2024 to shareholders of record on October 7, 2024. In fiscal 2023, the Company declared a dividend of $0.04 per share of Class A common stock payable on October 18, 2023 to shareholders of record on October 6, 2023. Share Repurchases The Company's Board of Directors has authorized the repurchase of shares of the Company's common stock under publicly announced share repurchase programs. Since the inception of the initial share repurchase program in fiscal 2012, the Company has repurchased 30,082,181 shares of common stock for $839 million. In March 2022, the Company's Board of Directors rescinded its prior share repurchase authorization and approved a new share repurchase program authorizing the repurchase of a total of 10,000,000 shares of the Company's outstanding common stock. As of August 31, 2024, the maximum number of shares that may yet be purchased under this authorization is 2,717,049 shares. In December 2023, the Company's Board of Directors authorized the retirement of the Company's repurchased shares, and the Company retired 29,841,209 treasury shares. The initial share retirement resulted in reductions of $6.0 million in Class A Common Stock and $824.6 million in Retained Earnings reflected in the Condensed Consolidated Balance Sheets at August 31, 2024. Shares repurchased after December 18, 2023 were retired upon repurchase. In addition to the initial share retirement, the Company repurchased and retired 240,972 shares during the year-ended August 31, 2024. The following table summarizes share repurchases during the fourth quarter of fiscal 2024, all of which were purchased under publicly announced share repurchase programs. Period Shares Repurchased Average Price Paid per Share Maximum Number of Shares That May Yet Be Purchased Under the Program June 1 to June 30, 2024 — $ — 2,860,748 July 1 to July 31, 2024 — — 2,860,748 August 1 to August 31, 2024 143,699 39.40 2,717,049 143,699 $ 39.40 17

Performance Graph The graph and table below compare the cumulative 5-year total return of the Company's Class A common stock with the cumulative total returns of the Russell 2000 Index and the S&P 600 Industrial Index. They assume that the value of the investment in our Class A common stock for the last trading day of each fiscal year, in each index, and in the peer group (in each case, including reinvestment of dividends) was $100 on August 31, 2019 and tracks it through August 31, 2024. Year Ended In de x D ol la rs COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* Among Enerpac Tool Group Corp., the Russell 2000 Index, and the S&P 600 Industrials Index Enerpac Tool Group Corp. Russell 2000 S&P 600 Industrial 8/19 8/20 8/21 8/22 8/23 8/24 $ $50 $100 $150 $200 $250 *$100 Invested on 8/31/19 in stock or index, including reinvestment of dividends. Fiscal year ending August 31. Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved. Copyright© 2024 Russell Investment Group. All rights reserved. 8/19 8/20 8/21 8/22 8/23 8/24 Enerpac Tool Group Corp. $ 100.00 $ 93.82 $ 113.74 $ 87.87 $ 118.90 $ 187.42 Russell 2000 Index 100.00 106.02 155.94 128.05 134.01 158.76 S&P 600 Industrial Index 100.00 103.94 150.50 139.60 168.90 213.20 The stock price performance included in this graph is not necessarily indicative of future stock price performance. 18

Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following Management’s Discussion and Analysis is intended to assist the reader in understanding our results of operations and financial condition. Management’s Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data". Background The Company has one reportable segment, the Industrial Tools & Service ("IT&S") segment, and an Other operating segment, which does not meet the criteria to be considered a reportable segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools, and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial maintenance, repair and operations ("MRO"); machining & manufacturing; power generation; infrastructure; mining and other markets. Financial information related to the Company's reportable segment is included in Note 15, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements. Business Update Our businesses provide an array of products and services across multiple markets and geographies which results in significant diversification. The IT&S segment and the Company are well-positioned to drive shareholder value through a sustainable business strategy built on well-established brands, broad global distribution and end markets, clear focus on the core tools and services business and disciplined capital deployment. Our Business Model Our long-term goal is to create sustainable returns for our shareholders through above-market growth in our core business, expanding our margins, generating strong cash flow and being disciplined in the deployment of our capital. We intend to grow through execution of our organic growth strategy, focused on key vertical markets that benefit from long-term macro trends, driving customer driven innovation, expansion of our digital ecosystem to acquire and engage customers, and an expansion in emerging markets such as Asia Pacific. In addition to organic growth, we also focus on margin expansion through operational efficiency techniques, including lean, continuous improvement and 80/20, to drive productivity and lower costs, as well as optimizing our selling, general and administrative expenses through consolidation and shared service implementation. We also apply these techniques and pricing actions to offset commodity increases and inflationary pricing. Finally, cash flow generation is critical to achieving our financial and long-term strategic objectives. We believe driving profitable growth and margin expansion will result in cash flow generation, which we seek to supplement through minimizing primary working capital. We intend to allocate the cash flow that results from the execution of our strategy in a disciplined way toward investment in our businesses, maintaining our strong balance sheet, disciplined M&A and opportunistically returning capital to shareholders. We anticipate the compounding effect of reinvesting in our business will fuel further growth and profitable returns. General Business Update In March 2022, the Company announced the start of its ASCEND transformation program (“ASCEND”), initially estimating an incremental $40 to $50 million of annual operating profit once fully implemented. ASCEND’s key initiatives include accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative expense by better leveraging resources to create a more efficient and agile organization. At the time the company anticipated investing $60 to $65 million through the end of fiscal 2024 to complete these actions. In June 2022, the Company approved a restructuring plan in connection with the initiatives identified as part of the ASCEND transformation program to drive greater efficiency and productivity in global selling, general and administrative resources. The total costs of this plan were then estimated at $6 to $10 million, constituting predominately severance and other employee-related costs to be incurred as cash expenditures and impacting both IT&S and Corporate. (see Note 4, “Restructuring Charges” in the notes to the consolidated financial statements). These costs were incorporated into the initial investment of $60 to $65 million. In September 2022, the Company approved an update to the restructuring plan to a range of $10 to $15 million; these costs were still incorporated into the initial investment value and the range did not change at that time. In March 2023, the Company increased the estimated investment range to $70 to $75 million, inclusive of the $10 to $15 million of the previously announced restructuring, over the life of the program. 19

In October 2023, the Company announced that during fiscal 2023, the Company had realized approximately $54 million of annual operating profit from execution of the ASCEND program and would no longer be breaking out the ASCEND benefit from results going into fiscal 2024. Through fiscal 2023, the Company invested approximately $60 million as part of the program, both through program charges and restructuring. Through the end of fiscal 2024 when the ASCEND program concluded, the Company has invested approximately $75 million as part of the program, consisting of $19 million through restructuring and $56 million in ASCEND transformation program charges. The following summarizes ASCEND transformation charges (in thousands):

	Year-Ended August 31,			
	2024	2023	2022	Program to Date
ASCEND Expense recorded in Cost of products sold	1,018	924	6	1,948
ASCEND Expense recorded in SG&A expenses	6,029	34,495	13,610	54,134
Total ASCEND Expense	7,047	35,419	13,616	56,082
Recorded with Restructuring charges	7,843	7,719	3,050	18,612
Total ASCEND Transformation Charges	$ 14,890	$ 43,138	$ 16,666	$ 74,694

Commencing in February 2022, in response to the armed conflict in Ukraine, many countries, including the member countries of NATO, initiated a variety of sanctions and export controls targeting Russia and associated entities. Approximately 1% of our historical annual sales were to customers and distributors associated with Russia and we had approximately $0.5 million of receivables associated with those customers and distributors as of February 28, 2022. The sanctions currently in place limit our ability to provide goods to those customers and distributors and banking sanctions effectively negate our ability to collect those receivables; as such, we recorded a full allowance for credit losses against those receivables as of February 28, 2022 and indefinitely suspended doing business in Russia. We will continue to monitor the situation with Russia to assess when and if we are able to resume business with those customers and distributors, including collection of the outstanding receivables. We also continue to monitor and manage the ancillary impact of the Russia crisis on our business, which is primarily related to supply chain, increased commodity and energy costs, foreign exchange rate volatility and dealer confidence, particularly in Europe.

During the year ended August 31, 2022, the Company recorded through bad debt expense (included in "Selling, general and administrative expenses" in the Condensed Consolidated Statements of Earnings) a reserve of $13 million to fully reserve for the outstanding accounts receivable balance for an agent in our Europe/Middle East/Africa ("EMEA") region. The allowance for credit losses for this particular agent remains unchanged during fiscal 2024 and represents management's best estimate of the probable amount of collection and considers various factors with respect to this matter, including, but not limited to, (i) the lack of payment by the agent since the fiscal quarter ended February 28, 2021, (ii) our due diligence on balances due to the agent from its end customers related to sales of our services and products and the known markup on those sales from the agent to end customers, (iii) the status of ongoing negotiations with the agent to secure payments, (iv) legal recourse available to us to secure payment, and (v) the agent is currently in bankruptcy proceedings. Actual collections from the agent may differ from the Company's estimate. We have completely ceased our relationship with this agent and have transitioned to serving our regional customers through recently created direct operations within the region.

On October 31, 2019, the Company completed the sale of its former EC&S segment to wholly owned subsidiaries of BRWS Parent LLC, a Delaware limited liability company and affiliate of One Rock Capital Partners II, LP, for a purchase price of approximately $216 million (inclusive of final working capital adjustments). The EC&S segment is treated as discontinued operations in our financial statements for all periods included therein.

On July 11, 2023, the Company completed the sale of the Cortland Industrial business, for net proceeds of $20 million. The Company recorded a net gain of $6 million, see additional discussion in Note 5, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements.

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Historical Financial Data

The following table and corresponding year-over-year analysis sets forth our results of continuing operations (dollars in millions, except per share amounts):

	Year Ended August 31,					
	2024		2023		2022	
Statements of Earnings Data: [(1)]						
Net sales	$ 590	100 %	$ 598	100 %	$ 571	100 %
Cost of products sold	288	49 %	303	51 %	306	54 %
Gross profit	301	51 %	295	49 %	265	46 %
Selling, general and administrative expenses	169	29 %	205	34 %	217	38 %
Amortization of intangible assets	3	1 %	5	1 %	7	1 %
Restructuring charges	7	1 %	7	1 %	8	1 %
Impairment & divestiture (benefit) charges	—	— %	(6)	(1)%	2	— %
Operating profit	122	21 %	84	14 %	31	5 %
Financing costs, net	14	2 %	12	2 %	4	1 %
Other expense, net	3	1 %	3	1 %	2	— %
Earnings before income tax expense	106	18 %	69	12 %	24	4 %
Income tax expense	23	4 %	15	3 %	4	1 %
Net earnings	$ 82	14 %	$ 54	9 %	$ 20	3 %
Other Financial Data: [(1)]						
Depreciation	$ 10		$ 11		$ 12	
Capital expenditures	11		9		8	

(1) Results are from continuing operations and exclude the financial results of previously divested businesses reported as discontinued operations. The summation of the individual components may not equal the total due to rounding.

Fiscal 2024 compared to Fiscal 2023

Consolidated net sales for fiscal 2024 were $590 million, 1% lower than the prior-year sales of $598 million. The impact of foreign currency rates was nearly flat year-over-year, while the divestiture of the Cortland Industrial business during the fourth quarter of fiscal 2023 unfavorably impacted fiscal 2024 sales by approximately $23 million, or 4%. Management refers to sales adjusted to exclude the impact of these items, foreign currency changes and recent acquisitions and divestitures, as "organic sales", which we formerly referred to as "core sales". Product sales declined 3% compared to prior fiscal year to $474 million, with foreign currency impact of less than 1% and the Cortland Industrial divestiture unfavorably impacting sales by 5%, resulting in a 1% improvement in Product organic sales. The increase in Product organic sales was driven by pricing actions and mix within the IT&S product offerings; however, this was partially offset by a decrease in organic sales in the Cortland Medical business due to softness in demand related to certain surgical procedures utilizing Cortland Biomedical products. Service sales were $116 million, an increase of 7% compared to the prior fiscal year. Foreign currency impact was nearly flat, resulting in a 7% increase in organic Service sales over the prior fiscal year. The organic sales increase in the Service business was due to strong growth within our EMEA region from increased work scopes, higher maintenance activity in the North Sea and projects delayed from the prior fiscal year taking place during fiscal 2024.

Gross profit as a percentage of sales was approximately 51% in fiscal 2024, 2% higher than fiscal 2023. The increase in gross profit is primarily attributed to operational improvements from the ASCEND transformation program, as well as pricing actions and the disposition of Cortland Industrial.

Operating profit for fiscal 2024 was $122 million, approximately $38 million higher than the prior fiscal year of $84 million. Operating profit was impacted by the increased gross profit noted above, as well as a reduction of Selling, general & administrative ("SG&A") expense of $36 million compared to the prior fiscal year. The SG&A decrease was primarily due to lower ASCEND transformation program charges ($28 million), M&A charges ($1 million) and leadership transition charges ($1 million), as well as reduced incentive compensation expense.

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Fiscal 2023 compared to Fiscal 2022

Consolidated net sales for fiscal 2023 were $598 million, 5% higher than the prior-year sales of $571 million. The impact of foreign currency rates unfavorably impacted fiscal 2023 sales by approximately $11 million, or 2%, and the divestiture of the Cortland Industrial business during the fourth quarter of fiscal 2023 unfavorably impacted sales by approximately $6 million, or 1%. Product sales growth was 8%, with foreign currency and the divestiture of the Cortland Industrial business both unfavorably impacting sales by $9 million, or 3%, and $6 million, or 1%, respectively. The Product sales growth was primarily due to pricing actions, with some volume contribution. Service sales declined 8%, unfavorably impacted by $2 million, or 1%, due to foreign currency and our reduced activity in the EMEA region following implementation of an 80/20 analysis that drove a more selective process for quoting projects, with a focus on more differentiated solutions.

Gross profit as a percentage of sales was approximately 49% in fiscal 2023, 3% higher than fiscal 2022. The increased gross profit is primarily attributed to the pricing actions, with some volume contribution noted above and production efficiencies implemented as part of the ASCEND transformation program, partially offset by additional costs associated with the ASCEND transformation program.

Operating profit for fiscal 2023 was $84 million, approximately $53 million higher than the prior fiscal year of $31 million. Operating profit was impacted by the increased gross profit noted above, as well as a reduction of Selling, general & administrative ("SG&A") expense of $12 million compared to the prior fiscal year. The SG&A decrease was primarily due to personnel savings from the actions taken in the ASCEND transformation program, as well as prior-fiscal-year charges including the EMEA agent specific reserve ($13 million) and leadership transition charges ($7 million), and a reduction of business review charges related to external support for the deep dive holistic business review ($3 million). These reductions were partially offset by increased incentive compensation expense and expense from the ASCEND transformation program ($21 million) compared to the prior fiscal year. Restructuring charges in fiscal 2023 decreased by $1 million to $7 million compared to fiscal 2022. Impairment and divestitures charges (benefit) improved by $9 million due to the gain on sale recorded from the Cortland Industrial divestiture in the fourth quarter of fiscal 2023.

Segment Results

IT&S Segment

The IT&S segment is a global supplier of branded hydraulic and mechanical tools and services to a broad array of end markets, including refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining and other markets. Its primary products include branded tools, cylinders, pumps, hydraulic torque wrenches, highly engineered heavy lifting technology solutions and other tools (Product product line). The segment provides maintenance and manpower services to meet customer-specific needs and rental capabilities for certain of our products (Service & Rental product line). The following table sets forth the results of operations for the IT&S segment (dollars in millions):

	Year Ended August 31,		
	2024	2023	2022
Net Sales	$ 571	$ 555	$ 527
Operating Profit	153	136	79
Operating Profit %	26.8 %	24.5 %	14.9 %

Fiscal 2024 compared to Fiscal 2023

Fiscal 2024 net sales were $571 million, an increase of $16 million, or 3% from fiscal 2023 sales of $555 million. Organic sales also increased by 3%, as the impact of foreign currency was nearly flat. The increase in sales was predominately driven by our Service business which had strong growth within our EMEA region from increased work scopes, higher maintenance activity in the North Sea and projects delayed from the prior fiscal year taking place during fiscal 2024. Sales in the Product business also increased, but not to the extent of the Service business. The growth in Product business sales was driven by pricing actions and product mix within the IT&S product offerings.

Fiscal 2024 operating profit increased $17 million to $153 million. This increase was driven by the aforementioned pricing actions, with some volume contribution and a reduction in SG&A expenses. The reduction of SG&A expense was from reduced ASCEND Transformation Program charges ($4 million) and lower incentive compensation expense, partially offset by slightly higher restructuring charges ($1 million) for this segment.

22

Fiscal 2023 compared to Fiscal 2022

Fiscal 2023 net sales were $555 million, an increase of $28 million, or 5%, from fiscal 2022 sales of $527 million, with foreign currency rates unfavorably impacting sales by approximately $11 million, or 3%. The increase in sales was predominately driven by growth in the Product business primarily due to pricing actions, with some volume contribution, which was partially offset by the decline in the Service business due to the implementation of 80/20 analysis and a more selective process for quoting projects in the EMEA region, with a focus on more differentiated solutions in the EMEA region.

Fiscal 2023 operating profit increased $57 million to $136 million. This increase was driven by the aforementioned pricing actions, with some volume contribution and a reduction in SG&A expenses. The reduction of SG&A expense was a result of a $13 million EMEA agent specific reserve and personnel savings from ASCEND actions, which were partially offset by increased incentive compensation expense and higher costs for the ASCEND transformation program in fiscal 2023.

Corporate

Corporate consists of selling, general and administrative costs and expenses, including executive, legal, finance, human resources, and information technology, that are not allocated to the segments based on their nature. Corporate expenses were $36 million in fiscal 2024, which was $27 million lower than the fiscal 2023 expenses of $63 million. This decrease was primarily due to a reduction in ASCEND transformation program charges in fiscal 2024 ($25 million).

Corporate expenses were $63 million in fiscal 2023 which was $14 million higher than the fiscal 2022 expenses of $49 million. This increase was primarily from ASCEND transformation program expenses ($15 million) and incentive compensation expense. The increase in expense was partially offset by decreases in leadership transition charges ($7 million) and in external support for the deep dive-holistic business review ($3 million).

Net financing costs were $14 million, $12 million and $4 million in fiscal years 2024, 2023 and 2022, respectively. The increase in net financing costs for both fiscal 2023 to fiscal 2024 and fiscal 2022 to fiscal 2023 was due to the year-over-year increase in interest rates and debt levels during each succeeding fiscal year.

Income Tax Expense

The Company's income tax expense is impacted by a number of factors, including, among others, the amount of taxable earnings generated in foreign jurisdictions with tax rates that are different than the U.S. federal statutory rate, permanent items, state tax rates, changes in tax laws, acquisitions and divestitures and the ability to utilize various tax credits and net operating loss carryforwards. Income tax expense also includes the impact of provision to tax return adjustments, changes in valuation allowances and reserve requirements for unrecognized tax benefits. Pre-tax earnings, income tax expense and effective income tax rate from continuing operations for the past three fiscal years were as follows (dollars in thousands):

	Year Ended August 31,		
	2024	2023	2022
Earnings before income tax expense	$ 105,519	$ 68,898	$ 23,992
Income tax expense	23,312	15,249	4,401
Effective income tax rate	22.1 %	22.1 %	18.3 %

The comparability of pre-tax earnings, income tax expense and the related effective income tax rates are impacted by impairment and other divestiture charges and benefits. Fiscal 2024 results included less than $1 million of impairment and divestiture charges, whereas fiscal 2023 results included $6 million of impairment and divestiture benefits and fiscal 2022 results included $2 million of impairment and divestiture charges. A substantial portion of these charges (benefits) do not result in a tax expense or benefit. The fiscal 2024 tax provision included a tax benefit of $4 million related to the lapse of the statute of limitations on uncertain tax positions and global tax planning initiatives. The fiscal 2023 tax provision included a tax benefit of $2 million related to global tax planning initiatives, whereas the fiscal 2022 tax provision included a tax benefit of $3 million related to global tax planning initiatives resulting from certain prior-year business losses for which no benefits were previously recognized.

Both the fiscal 2024 and prior-year income tax provisions were impacted by the mix of earnings in foreign jurisdictions with income tax rates different than the U.S. federal income tax rate and income tax benefits from global tax planning initiatives. The fiscal 2024 and 2023 effective tax rate were both 22.1%. The fiscal 2024 effective tax rate was slightly higher than the statutory 21% primarily as a result of state income taxes and taxes in foreign jurisdictions with rates higher than the U.S. which were partially offset by one-time tax benefits related to the lapse of the statute of limitations on uncertain tax positions and global tax planning initiatives that will not repeat in future periods due to certain tax attributes that are no longer available.

23

Liquidity and Capital Resources At August 31, 2024, cash and cash equivalents were $167 million, comprised of $111 million of cash held by foreign subsidiaries and $56 million held domestically. The following table summarizes the cash flow attributable to operating, investing and financing activities (in millions): Year Ended August 31, 2024 2023 2022 Cash provided by operating activities $ 81 $ 78 $ 52 Cash (used in) provided by investing activities (14) 11 (7) Cash used in financing activities (56) (53) (52) Effect of exchange rate changes on cash 2 (2) (12) Net increase (decrease) from cash and cash equivalents $ 13 $ 34 $ (20) Cash flow provided by operations was $81 million for fiscal 2024 and $78 million for fiscal 2023. The $3 million increase in cash flow from operations was primarily the result of $29 million of higher earnings from continuing operations, partially offset by decreases in accrued compensation and benefits, principally due to lower incentive compensation expense, of $18 million, with the remainder due to a decrease in other accrued liabilities principally from reduced costs associated with ASCEND. We had approximately $14 million of cash used in investing activities from continuing operations, which is a $25 million decrease from the prior fiscal year, due principally to the $20 million in proceeds from the sale of the Cortland Industrial business in the fourth quarter of fiscal 2023, net of the $1 million in working capital adjustments settled during fiscal 2024 (see Note 5, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements for further detail on the divestiture). The remaining variance is due to higher capital expenditures in fiscal 2024 relating to build-out costs for the company's new headquarters location in Milwaukee, with an anticipated fiscal 2025 move-in date, and purchase of the business assets of Track Tools during the first quarter of fiscal 2024. Cash flow provided by operations was $78 million for fiscal 2023 and $52 million for fiscal 2022. The $26 million increase in cash flow from operations was primarily the result of $34 million of higher earnings from continuing operations, partially offset by an increase in accrued compensation and benefits, principally for incentive compensation, of $10 million. We had approximately $11 million of cash provided by investing activities from continuing operations due to the proceeds from the sale of the Cortland Industrial business in the fourth quarter of fiscal 2023 (see Note 5, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements for further detail on the divestiture), as year-over- year cash used for investing in capital expenditures was nearly flat. Cash used in financing activities was $53 million, nearly flat compared to the use of $52 million in the prior fiscal year; however the mix of usage in each fiscal year was different. In fiscal 2023 we entered into a new debt agreement (see Note 7, "Debt" in the notes to the consolidated financial statements for further details of the senior credit facility) resulting in a change of debt mix with the repayment of our outstanding revolver and proceeds received from the issuance of a term loan. In fiscal 2023, the amount for our repurchases of shares of our Class A common stock was lower than the prior fiscal year. During fiscal 2023, we paid $1 million on our term loan. During fiscal 2023, the Company refinanced its credit facility resulting in an updated senior credit facility (the "Senior Credit Facility") of $600 million, comprised of a $400 million revolving line of credit and a $200 million term loan, which will mature in September 2027. Prior to this, the Company's senior credit facility was comprised of a $400 million revolving line of credit and a $200 million term loan which were scheduled to mature in March 2024. The Senior Credit Facility contains restrictive covenants and financial covenants. See Note 7, "Debt" in the notes to the consolidated financial statements for further details of the Senior Credit Facility. The Company was in compliance with all covenants, including the financial covenants, under the Senior Credit facility at August 31, 2024. The unused credit line and amount available for borrowing under the revolving line of credit of the Senior Credit Facility was $398 million at August 31, 2024. 24

We believe that the revolving credit facility under the Senior Credit Facility, combined with our existing cash on hand and anticipated operating cash flows, will be adequate to meet operating, debt service, acquisition and capital expenditure funding requirements for the foreseeable future. Primary Working Capital Management We use primary working capital as a percentage of sales as a key metric for working capital efficiency. We define this metric as the sum of net accounts receivable and net inventory less accounts payable, divided by the past three months' sales annualized. The following table shows the components of our primary working capital (dollars in millions): August 31, 2024 August 31, 2023 $ PWC % $ PWC % Accounts receivable, net $ 104 16% $ 98 15 % Inventory, net 73 12% 75 12 % Accounts payable (43) (7) % (51) (8) % Net primary working capital $ 134 21% $ 122 19 % Total primary working capital was $134 million at August 31, 2024, which increased from $122 million at August 31, 2023. The primary working capital increase related to increased accounts receivable from timing of sales during the fourth quarter, with a higher proportion of those sales being current at quarter-end and therefore not collectable within the fiscal year. The decrease in inventory is due to continued work on inventory levels around the world. The reduction in payables is related to the decrease in our ASCEND transformation program charges. Capital Expenditures The majority of our manufacturing activities consist of assembly operations. We believe that our capital expenditure requirements are not as extensive as other industrial companies given the nature of our operations. Capital expenditures associated with continuing operations were $11 million, $9 million and $8 million in fiscal 2024, 2023 and 2022, respectively. During fiscal 2024 we began the build-out of a new downtown Milwaukee location for Enerpac Tool Group. We expect to relocate our corporate headquarters to the building during fiscal 2025. Commitments and Contingencies Given our desire to allocate cash flow and revolver availability to fund growth initiatives, we have historically leased most of our facilities and some operating equipment. We lease certain facilities, computers, equipment and vehicles under various operating lease agreements, generally over periods ranging from one to twenty years. Under most arrangements, we pay the property taxes, insurance, maintenance and expenses related to the leased property. Many of our leases include provisions that enable us to renew the leases at contractually agreed rates or, less commonly, based upon market rental rates on the date of expiration of the initial leases. We had outstanding commercial letters of credit of $4 million and surety bonds of $4 million at August 31, 2024, while we had $9 million of outstanding letters of credit at August 31, 2023. Most of these instruments relate to commercial contracts and self-insured workers’ compensation programs. Additional detail regarding contingencies is included in Note 16, "Commitments and Contingencies" in the notes to the consolidated financial statements, which is incorporated by reference. Contractual Obligations Our predominant sources of contractual obligations include the payment of interest and principal on our outstanding line of credit, our operating lease portfolio, certain employee-related benefit plans and agreements with certain suppliers related to the procurement of inventory. The timing of principal payments associated with our revolving line of credit are disclosed in Note 7, "Debt" in the notes to the consolidated financial statements. We pay interest monthly based on prevailing interest rates at the time and the balance outstanding on our revolving line of credit. Our lease contracts are primarily for real estate, vehicles, and manufacturing equipment. See Note 10, "Leases" in the notes to the consolidated financial statements for future minimum lease payments associated with our lease portfolio. We have long-term obligations related to our deferred compensation, pension and postretirement plans that are summarized in Note 11, “Employee Benefit Plans” in the notes to the consolidated financial statements. 25

As part of our global sourcing strategy, we have entered into agreements with certain suppliers that require the supplier to maintain minimum levels of inventory to support certain products for which we require a short lead time to fulfill customer orders. We have the ability to notify the supplier that they no longer need to maintain the minimum level of inventory should we discontinue manufacturing a product during the contract period; however, we must purchase the remaining minimum inventory levels the supplier was required to maintain within a defined period of time. These contracts allow for us to terminate with appropriate notice so long as we utilize the remaining inventory on hand at the supplier and there are no overall minimum volumes in these contracts other than what the supplier is required to maintain on hand at any given point in time. Critical Accounting Estimates We prepare our consolidated financial statements in conformity with US GAAP. This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following estimates are considered by management to be the most critical in understanding judgments involved in the preparation of our consolidated financial statements and uncertainties that could impact our results of operations, financial position and cash flow. Accounts receivable, net: Accounts receivable, net is recorded based on the contractual value of our accounts receivable, net of an estimated allowance for credit losses representing management’s best estimate of the amount of receivables that are not probable of collection. Accounts receivable, net was $104 million as of August 31, 2024, which is net of a $16 million allowance for credit losses. Our customer base generally consists of financially reputable distributors, agents, OEMs, and other customers with whom we have long standing relationships, and historically we have not experienced significant write off of accounts receivables as a percentage of our annual net sales (accounts receivable written off as a percentage of net sales was less than 0.5% for each the years ended August 31, 2024, 2023, and 2022, respectively). As of August 31, 2024, the Company continued to be exposed to a concentration of credit risk with an agent as a result of its continued payment delinquency. During the year ended August 31, 2022, the Company recorded through bad debt expense (included in SG&A expenses in the Condensed Consolidated Statements of Earnings) a reserve of $13 million for this agent based on the consideration of the factors listed below, which fully reserves for this agent's outstanding account receivable balance. The allowance for credit losses for this particular agent remained unchanged as of August 31, 2024 and continues to represent management's best estimate of the amount probable of collection and considers various factors with respect to this matter, including, but not limited to, (i) the lack of payment by the agent since the fiscal quarter ended February 28, 2021, (ii) our due diligence on balances due to the agent from its end customers related to sales of our services and products and the known markup on those sales from the agent to end customer, (iii) the status of ongoing negotiations with the agent to secure payments and (iv) legal recourse available to secure payment. Actual collections from the agent may differ from the Company's estimate. Inventories: Inventory cost is determined using the last-in, first-out (“LIFO”) method for a portion of U.S. owned inventory (approximately 49% and 48% of total inventories at August 31, 2024 and 2023, respectively). If the LIFO method were not used, inventory balances would be higher than amounts presented in the Consolidated Balance Sheet by $18 million at both August 31, 2024 and 2023. We perform an analysis on historical sales usage of individual inventory items on hand and record a reserve to adjust inventory cost to net realizable value, if necessary. The inventory valuation assumptions used are based on historical experience. We believe that such estimates are made based on consistent and appropriate methods; however, actual results may differ from these estimates under different assumptions or conditions. Goodwill and Indefinite-lived intangibles: Goodwill Impairment Review and Estimates: A considerable amount of management judgment is required in performing the impairment tests, principally in determining the fair value of each reporting unit and the indefinite-lived intangible assets. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required. Significant negative industry or economic trends, disruptions to the Company's business, loss of significant customers, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets or in entity structure and divestitures may adversely impact the assumptions used in the valuations and ultimately result in future impairment charges. In estimating the fair value of a reporting unit, we generally use a discounted cash flow model, which calculates fair value as the sum of the projected discounted cash flows over a discrete six-year period plus an estimated terminal value. Significant assumptions include forecasted revenues, operating profit margins, and discount rates applied to the future cash flows based on the respective reporting unit's estimated weighted average cost of capital. In certain circumstances, we also may review a market approach in which a trading multiple is applied to either forecasted EBITDA (earnings before interest, income taxes, depreciation and amortization) or anticipated proceeds of the reporting unit to arrive at the estimated fair value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded. The estimated fair value represents the amount we believe a reporting unit could be bought or sold for in a current transaction between willing parties on an arms-length basis. 26

Fiscal 2024 Impairment Charges: The fiscal 2024 annual review of reporting units performed in the fourth quarter did not result in an impairment. All reporting units exceeded the carrying value by more than 85%. Fiscal 2023 Impairment Charges: The fiscal 2023 annual review of reporting units performed in the fourth quarter did not result in an impairment. All reporting units exceeded the carrying value by more than 65%. Indefinite-lived intangibles (tradenames): Indefinite-lived intangible assets are also subject to annual impairment testing. On an annual basis or more frequently if a triggering event occurs, the fair value of indefinite-lived intangible assets, based on a relief of royalty valuation approach, are evaluated to determine if an impairment charge is required. No impairment was recorded in fiscal 2024 or 2023 as a result of triggering events or the annual impairment review of indefinite-lived intangible assets. A considerable amount of management judgment is required in performing impairment tests, principally in determining the fair value of each reporting unit and the indefinite-lived intangible assets. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair values and, therefore, future additional impairment charges could be required. Prolonged weakening industry or economic trends, disruptions to our business, loss of significant customers, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in the use of the assets or in entity structure and divestitures may adversely impact the assumptions used in the valuations and ultimately result in future impairment charges. Business Combinations and Purchase Accounting: Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for certain acquisitions we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets and tangible long- lived assets. Acquired intangible assets, excluding goodwill, are valued using discounted cash flow methodology based on future cash flows specific to the type of intangible asset purchased. This methodology incorporates various estimates and assumptions, the most significant being projected revenue growth rates, profit margins and forecasted cash flows based on discount rates and terminal growth rates. Defined Benefit Plans: We provide a variety of benefits to employees and former employees including, in some cases, pensions and postretirement health care. Plan assets and obligations are recorded based on an August 31 measurement date utilizing various actuarial assumptions such as discount rates, assumed rates of return on plan assets and health care cost trend rates. We determine the discount rate assumptions by referencing high-quality, long-term bond rates that are matched to the duration of our benefit obligations, with appropriate consideration of local market factors, participant demographics and benefit payment forecasts. At August 31, 2024 and 2023, the discount rates on domestic benefit plans were 5.0% and 5.4%, respectively. In estimating the expected return on plan assets, we consider historical returns, forward-looking considerations, inflation assumptions and the asset-allocation strategy in investing such assets. Domestic benefit plan assets consist primarily of participating units in mutual funds with equity based strategies, mutual funds with fixed income based strategies, and U.S treasury securities. The expected return on domestic benefit plan assets was 5.7% for each of the fiscal years ended August 31, 2024 and 2023. A 25 basis point change in the assumptions for the discount rate or expected return on plan assets would not have materially changed the fiscal 2024 domestic benefit plan expense. We review actuarial assumptions on an annual basis and make modifications based on current rates and trends, when appropriate. As required by US GAAP, the effects of any modifications are recorded currently or amortized over future periods. Based on information provided by independent actuaries and other relevant sources, we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flow. See Note 11, “Employee Benefit Plans” in the notes to the consolidated financial statements for further discussion. Income Taxes: Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities, reserves for unrecognized tax benefits and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate and other adjustments. Our annual effective income tax rate includes the impact of discrete income tax matters including adjustments to reserves for uncertain tax positions and the benefits of various income tax planning activities. Tax regulations require items to be included in our tax returns at different times than these same items are reflected in our consolidated financial statements. As a result, the effective income tax rate in our consolidated financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not tax deductible, while others are temporary differences, such as amortization and depreciation expenses. 27

Temporary differences create deferred tax assets and liabilities, which are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not large enough to utilize the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. Item 7A. Quantitative and Qualitative Disclosures About Market Risk The diverse nature of our business activities necessitates the management of various financial and market risks, including those related to changes in interest rates, foreign currency exchange rates and commodity costs. Interest Rate Risk—As of August 31, 2024, long-term debt consisted of no borrowings under the revolving line of credit (variable rate debt) and $200 million of term-loan debt bearing interest based on SOFR (variable rate). An interest-rate swap effectively converts the SOFR-based rate of $60 million of term borrowings under our credit facility to a fixed rate. A ten percent increase in the average costs of our variable-rate debt would have resulted in a $2 million increase in financing costs for the fiscal year ended August 31, 2024. Foreign Currency Risk—We maintain operations in the U.S. and various foreign countries. Our more significant non-U.S. operations are located in Australia, the Netherlands, the United Kingdom, Saudi Arabia and China, and we have foreign currency risk relating to receipts from customers, payments to suppliers and intercompany transactions denominated in foreign currencies. Under certain conditions, we enter into hedging transactions (primarily foreign currency exchange contracts) that enable us to mitigate the potential adverse impact of foreign currency exchange rate risk (see Note 9, “Derivatives” in the notes to the consolidated financial statements for further information). We do not engage in trading or other speculative activities with these transactions, as established policies require that these hedging transactions relate to specific currency exposures. The strengthening of the U.S. dollar can have an unfavorable impact on our results of operations and financial position as foreign denominated operating results are translated into U.S. dollars. To illustrate the potential impact of changes in foreign currency exchange rates on the translation of our results of operations, annual sales and operating profit were remeasured assuming a ten percent reduction in foreign exchange rates compared to the U.S. dollar. Under this assumption, annual sales would have been $3 million lower and operating profit would have been less than $1 million lower for the fiscal year ended August 31, 2024. This sensitivity analysis assumes that each exchange rate would change in the same direction relative to the U.S. dollar and excludes the potential effects that changes in foreign currency exchange rates may have on actual sales or price levels. Similarly, a ten percent decline in foreign currency exchange rates relative to the U.S. dollar on our August 31, 2024 financial position would result in a $35 million reduction to equity (accumulated other comprehensive loss), as a result of non- U.S. dollar denominated assets and liabilities being translated into U.S. dollars, our reporting currency. Commodity Risk—We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials, such as steel and plastic resin are subject to price fluctuations which could have a negative impact on our results. We strive to timely pass along such commodity price increases to customers to avoid profit margin erosion. 28

Item 8. Financial Statements and Supplementary Data Page INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Reports of Independent Registered Public Accounting Firm (Ernst & Young LLP: PCAOB ID 42) 30 Consolidated Statements of Earnings for the years ended August 31, 2024, 2023 and 2022 33 Consolidated Statements of Comprehensive Income (Loss) for the years ended August 31, 2024, 2023 and 2022 34 Consolidated Balance Sheets as of August 31, 2024 and 2023 35 Consolidated Statements of Cash Flows for the years ended August 31, 2024, 2023 and 2022 36 Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2024, 2023 and 2022 37 Notes to Consolidated Financial Statements 38 INDEX TO FINANCIAL STATEMENT SCHEDULE Schedule II—Valuation and Qualifying Accounts for the years ended August 31, 2024, 2023 and 2022 60 All other schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto. 29

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Enerpac Tool Group Corp. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Enerpac Tool Group Corp. (the Company) as of August 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive statement of income (loss), shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2024, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 21, 2024 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates. 30

Valuation of Goodwill within the IT&S Segment Description of the Matter At August 31, 2024, the Company’s consolidated goodwill balance was $269.6 million. Goodwill associated with the IT&S segment was $256.0 million. As disclosed in Note 1 to the financial statements, Management tests goodwill for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. In estimating fair value, management utilizes a discounted cash flow model, which is dependent on a number of assumptions, most significantly forecasted revenues and operating profit margins, and the weighted average cost of capital. Auditing management’s goodwill impairment test within the IT&S segment was complex and highly judgmental due to the significant estimation required to determine the fair value of certain reporting units evaluated for impairment using a quantitative assessment. In particular, the fair value estimate was sensitive to significant assumptions over forecasted revenues, operating profit margins, and the weighted average cost of capital. How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management's review of the significant assumptions used to develop the fair value estimates and controls over the completeness and accuracy of the underlying data used in the valuation. To test the estimated fair value of the Company’s reporting units evaluated for impairment using a quantitative assessment within the IT&S segment, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analysis. We also involved our valuation specialists to review certain significant assumptions. We compared the significant assumptions used by management to current industry and economic trends. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions. We reconciled the fair value of the reporting units in the IT&S segment to their carrying value and tested the Company’s determination of the assets and liabilities used within the reporting units that are the basis for the carrying value. In addition, we tested management’s reconciliation of the fair value of all the reporting units to the market capitalization of the Company and assessed the adequacy of the Company’s goodwill valuation disclosures. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2020. Milwaukee, Wisconsin October 21, 2024 31

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Enerpac Tool Group Corp. Opinion on Internal Control Over Financial Reporting We have audited Enerpac Tool Group Corp.’s internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Enerpac Tool Group Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2024, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated October 21, 2024 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Milwaukee, Wisconsin October 21, 2024 32

ENERPAC TOOL GROUP CORP. CONSOLIDATED STATEMENTS OF EARNINGS (in thousands, except per share amounts) Year Ended August 31, 2024 2023 2022 Net sales Product $ 474,004 $ 490,629 $ 454,126 Service & rental 115,506 107,575 117,097 Total net sales 589,510 598,204 571,223 Cost of products sold Product 212,847 235,403 232,497 Service & rental 75,652 67,762 73,338 Total cost of products sold 288,499 303,165 305,835 Gross profit 301,011 295,039 265,388 Selling, general and administrative expenses 168,565 205,064 216,874 Amortization of intangible assets 3,312 5,112 7,306 Restructuring charges 7,400 7,096 8,135 Impairment & divestiture charges (benefit) 147 (6,155) 2,413 Operating profit 121,587 83,922 30,660 Financing costs, net 13,524 12,389 4,386 Other expense, net 2,544 2,635 2,282 Earnings before income tax expense 105,519 68,898 23,992 Income tax expense 23,312 15,249 4,401 Net earnings from continuing operations 82,207 53,649 19,591 Earnings (loss) from discontinued operations, net of income taxes 3,542 (7,088) (3,905) Net earnings $ 85,749 $ 46,561 $ 15,686 Earnings per share from continuing operations Basic $ 1.51 $ 0.95 $ 0.33 Diluted $ 1.50 $ 0.94 $ 0.33 Earnings (loss) per share from discontinued operations Basic $ 0.07 $ (0.13) $ (0.07) Diluted $ 0.06 $ (0.12) $ (0.07) Earnings per share Basic $ 1.58 $ 0.82 $ 0.26 Diluted $ 1.56 $ 0.82 $ 0.26 Weighted average common shares outstanding Basic 54,336 56,680 59,538 Diluted 54,862 57,117 59,909 The accompanying notes are an integral part of these consolidated financial statements. 33

ENERPAC TOOL GROUP CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands) Year Ended August 31, 2024 2023 2022 Net income $ 85,749 $ 46,561 $ 15,686 Other comprehensive income (loss), net of tax Foreign currency translation adjustments 3,053 12,887 (46,092) Cash flow hedges 552 (375) — Pension and other postretirement benefit plans 1,207 1,239 4,115 Total other comprehensive income (loss), net of tax 4,812 13,751 (41,977) Comprehensive income (loss) $ 90,561 $ 60,312 $ (26,291) The accompanying notes are an integral part of these consolidated financial statements. 34

ENERPAC TOOL GROUP CORP. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts) August 31, 2024 2023 A S S E T S Current assets Cash and cash equivalents $ 167,094 $ 154,415 Accounts receivable, net 104,335 97,649 Inventories, net 72,887 74,765 Other current assets 27,942 28,811 Total current assets 372,258 355,640 Property, plant and equipment, net 40,285 38,968 Goodwill 269,597 266,494 Other intangible assets, net 36,058 37,338 Other long-term assets 59,130 64,157 Total assets $ 777,328 $ 762,597 L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y Current Liabilities Trade accounts payable $ 43,368 $ 50,483 Accrued compensation and benefits 25,856 33,194 Current maturities of long-term debt 5,000 3,750 Income taxes payable 5,321 3,771 Other current liabilities 49,848 56,922 Total current liabilities 129,393 148,120 Long-term debt, net 189,503 210,337 Deferred income taxes 3,696 5,667 Pension and postretirement benefit liabilities 10,073 10,247 Other long-term liabilities 52,684 61,606 Total liabilities 385,349 435,977 Shareholders’ equity Class A common stock, $0.20 par value per share, authorized 168,000,000 shares, issued 54,234,660 and 83,760,798 shares, respectively 10,847 16,752 Additional paid-in capital 235,660 220,472 Treasury stock, at cost, 0 and 28,772,715 shares, respectively — (800,506) Retained earnings 261,870 1,011,112 Accumulated other comprehensive loss (116,398) (121,210) Stock held in trust (3,777) (3,484) Deferred compensation liability 3,777 3,484 Total shareholders' equity 391,979 326,620 Total liabilities and shareholders' equity $ 777,328 $ 762,597 The accompanying notes are an integral part of these consolidated financial statements. 35

ENERPAC TOOL GROUP CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Year Ended August 31, 2024 2023 2022 Operating Activities Net earnings $ 85,749 $ 46,561 $ 15,686 Less: Net earnings (loss) from discontinued operations 3,542 (7,088) (3,905) Net earnings from continuing operations 82,207 53,649 19,591 Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities - continuing operations: Impairment & divestiture charges (benefit) 147 (6,155) 2,413 Depreciation and amortization 13,275 16,313 19,600 Stock-based compensation expense 10,931 8,574 13,619 Provision (benefit) for deferred income taxes 435 460 (5,291) Amortization of debt issuance costs 586 902 480 Provision for bad debts 327 803 13,856 Other non-cash charges (benefits) 108 1,569 (344) Changes in components of working capital and other, excluding acquisitions and divestitures: Accounts receivable (6,479) 5,169 (23,753) Inventories 3,577 4,539 (16,036) Trade accounts payable (7,445) (21,867) 9,658 Prepaid expenses and other assets 2,183 (3,764) 12,545 Income tax accounts 4,548 9,933 4,022 Accrued compensation and benefits (7,198) 11,288 1,267 Other accrued liabilities (13,186) (2,840) 619 Cash provided by operating activities - continuing operations 84,016 78,573 52,246 Cash used in operating activities - discontinued operations (2,697) (970) (510) Cash provided by operating activities 81,319 77,603 51,736 Investing Activities Capital expenditures (11,411) (9,400) (8,417) Proceeds from sale of property, plant and equipment — 685 1,176 Working capital adjustment from the sale of business (1,133) — — Purchase of business assets (1,402) — — Proceeds from sale of business, net of transaction costs — 20,057 — Cash (used in) provided by investing activities - continuing operations (13,946) 11,342 (7,241) Cash (used in) provided by investing activities (13,946) 11,342 (7,241) Financing Activities Borrowings on revolving credit facility 62,743 69,000 85,000 Principal repayments on revolving credit facility (78,743) (53,000) (60,000) Principal repayments on term loan (3,750) (1,250) — Proceeds from issuance of term loan — 200,000 — Payment for redemption of revolver — (200,000) — Swingline (repayments) borrowings, net — (4,000) 4,000 Payment of debt issuance costs — (2,486) — Purchase of treasury shares (38,354) (57,662) (75,112) Stock options, taxes paid related to the net share settlement of equity awards & other 4,016 (1,458) (3,681) Payment of cash dividend (2,178) (2,274) (2,409) Cash used in financing activities - continuing operations (56,266) (53,130) (52,202) Cash used in financing activities (56,266) (53,130) (52,202) Effect of exchange rate changes on cash 1,572 (2,099) (11,946) Net increase (decrease) from cash and cash equivalents 12,679 33,716 (19,653) Cash and cash equivalents - beginning of period 154,415 120,699 140,352 Cash and cash equivalents - end of period $ 167,094 $ 154,415 $ 120,699 The accompanying notes are an integral part of these consolidated financial statements. 36

ENERPAC TOOL GROUP CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock								
	Issued Shares	Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Stock Held In Trust	Deferred Compensation Liability	Total Shareholders' Equity
Balance at August 31, 2021	83,022	$ 16,604	$ 202,971	$ (667,732)	$ 953,339	$ (92,984)	$ (3,067)	$ 3,067	$ 412,198
Net earnings	—	—	—	—	15,686	—	—	—	15,686
Other comprehensive loss, net of tax	—	—	—	—	—	(41,977)	—	—	(41,977)
Stock contribution to employee benefit plans and other	15	3	266	—	—	—	—	—	269
Vesting of equity awards	350	70	(70)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,274)	—	—	—	(2,274)
Treasury stock repurchases	—	—	—	(75,112)	—	—	—	—	(75,112)
Stock based compensation expense	—	—	13,619	—	—	—	—	—	13,619
Tax effect related to net share settlement of equity awards	—	—	(3,950)	—	—	—	—	—	(3,950)
Stock issued to, acquired for and distributed from rabbi trust	10	2	150	—	—	—	(142)	142	152
Balance at August 31, 2022	83,397	16,679	212,986	(742,844)	966,751	(134,961)	(3,209)	3,209	318,611
Net earnings	—	—	—	—	46,561	—	—	—	46,561
Other comprehensive income, net of tax	—	—	—	—	—	13,751	—	—	13,751
Stock contribution to employee benefit plans and other	9	2	191	—	—	—	—	—	193
Vesting of equity awards	273	54	(54)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,200)	—	—	—	(2,200)
Treasury stock repurchases	—	—	—	(57,662)	—	—	—	—	(57,662)
Stock based compensation expense	—	—	8,699	—	—	—	—	—	8,699
Stock option exercises	43	8	965	—	—	—	—	—	973
Tax effect related to net share settlement of equity awards	—	—	(2,624)	—	—	—	—	—	(2,624)
Stock issued to, acquired for and distributed from rabbi trust	39	9	309	—	—	—	(275)	275	318
Balance at August 31, 2023	83,761	16,752	220,472	(800,506)	1,011,112	(121,210)	(3,484)	3,484	326,620
Net earnings	—	—	—	—	85,749	—	—	—	85,749
Other comprehensive income, net of tax	—	—	—	—	—	4,812	—	—	4,812
Stock contribution to employee benefit plans and other	7	2	227	—	—	—	—	—	229
Vesting of equity awards	238	47	(47)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,148)	—	—	—	(2,148)
Stock based compensation expense	—	—	10,931	—	—	—	—	—	10,931
Stock option exercises	281	56	6,851	—	—	—	—	—	6,907
Tax effect related to net share settlement of equity awards	—	—	(3,122)	—	—	—	—	—	(3,122)
Stock issued to, acquired for and distributed from rabbi trust	30	7	348	—	—	—	(293)	293	355
Treasury stock repurchases	—	—	—	(38,354)	—	—	—	—	(38,354)
Treasury stock retired	(30,082)	(6,017)	—	838,860	(832,843)	—	—	—	—
Balance at August 31, 2024	54,235	$ 10,847	$ 235,660	$ —	$ 261,870	$ (116,398)	$ (3,777)	$ 3,777	$ 391,979

The accompanying notes are an integral part of these consolidated financial statements.

37

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations: Enerpac Tool Group Corp. (the "Company") is a premier industrial tools, services, technology and solutions company serving a broad and diverse set of customers in more than 100 countries. The Company has one reportable segment, Industrial Tools & Services ("IT&S"), and an Other operating segment, which does not meet the criteria to be considered a reportable segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining and other markets

Consolidation and Presentation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or until the date of divestiture. All intercompany balances, transactions and profits have been eliminated in consolidation. The terms the "Company," "we," and "our" refer to Enerpac Tool Group Corp. and its subsidiaries, unless the context requires that such terms refer only to Enerpac Tool Group Corp. Reference to fiscal years, such as "fiscal 2024," are to the fiscal year ending on August 31 of the specified year.

On October 31, 2019, as part of our overall strategy to become a pure-play industrial tools and services company, the Company completed the sale of the businesses comprising its former Engineered Components & Systems ("EC&S") segment. This divestiture represented a strategic shift in our operations, and accordingly the results of the former EC&S segment through the date of divestiture and subsequent impacts to the financial results from retained liabilities are recorded in "Earnings (loss) from discontinued operations, net of income taxes" within the Consolidated Statements of Earnings.

On July 11, 2023, the Company completed the sale of the Cortland Industrial business, which had been included in the Other operating segment.

Cash Equivalents: The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead. A portion of inventory is recorded on the first-in, first-out or average cost method and is stated at the lower of cost or net realizable value. A portion of U.S. owned inventory is determined using the last-in, first-out ("LIFO") method (48.7% and 48.1% of total inventories as of August 31, 2024 and 2023, respectively). If the LIFO method were not used, inventory balances would be higher than reported amounts in the consolidated balance sheets by $17.8 million and $17.6 million at August 31, 2024 and 2023, respectively.

The nature of the Company's products is such that they generally have a very short production cycle. Consequently, the amount of work-in-process at any point in time is minimal. In addition, many parts or components are ultimately either sold individually or assembled with other parts making a distinction between raw materials and finished goods impractical to determine. Certain locations maintain and manage their inventories using a job cost system where the distinction of categories of inventory by state of completion is also not available. As a result of these factors, it is neither practical nor cost effective to segregate the amounts of raw materials, work-in-process or finished goods inventories at the respective balance sheet dates, as segregation would only be possible as the result of physical inventories which are taken at dates different from the balance sheet dates.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from ten to forty years for buildings and improvements and two to fifteen years for machinery and equipment. Equipment includes assets which are rented to customers of the IT&S segment. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease. Depreciation expense was $10.0 million, $11.2 million and $12.3 million for the years ended August 31, 2024, 2023 and 2022, respectively. The following is a summary of the Company's components of property, plant and equipment (in thousands):

	August 31, 2024	August 31, 2023
Land, buildings and improvements	$ 14,670	$ 14,070
Machinery and equipment	145,604	136,566
Gross property, plant and equipment	160,274	150,636
Less: Accumulated depreciation	(119,989)	(111,668)
Property, plant and equipment, net	$ 40,285	$ 38,968

Leases: We determine if an arrangement contains a lease in whole or in part at the inception of the contract and identify classification of the lease as financing or operating. We account for the underlying operating lease asset at the individual lease level. Operating leases are recorded as operating lease right-of-use ("ROU") assets in "Other long-term assets" and operating lease liabilities in "Other current liabilities" and "Other long-term liabilities" on the Consolidated Balance Sheets.

38

All leases greater than 12 months result in recognition of a ROU asset and a liability at the lease commencement date and are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company and any prepaid lease payments less any incentives received. Lease expense for operating leases is recognized on a straight-line basis over the lease term or remaining useful life. As most of our leases do not provide the information required to determine the implicit rate, we utilize a consolidated group incremental borrowing rate for all leases as the Company has centralized treasury operations. The incremental borrowing rate is derived through a combination of inputs such as the Company's credit rating, impact of collaborated borrowing capabilities and lease term. Leases with the duration of less than one-year are not recognized on the balance sheet and are expensed on a straight-line basis over the lease term. In addition, we do not separate lease components from non-lease components for all asset classes. Goodwill and Other Intangible Assets: Goodwill and other intangible assets with indefinite lives are not subject to amortization, but are subject to annual impairment testing. Other intangible assets with definite lives, consisting primarily of purchased customer relationships, patents, trademarks and tradenames, are amortized over periods from one to twenty-five years. The Company’s goodwill is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions. In estimating the fair value, the Company utilizes a discounted cash flow model, which is dependent on a number of assumptions, most significantly forecasted revenues and operating profit margins, and the weighted average cost of capital, or a market value approach if appropriate information is available as of the goodwill impairment assessment date. The estimated fair value of the reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded and should not exceed the total amount of the goodwill allocated to the reporting unit. Indefinite-lived intangible assets are also subject to an annual impairment test. On an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired, the fair value of the indefinite-lived intangible assets are evaluated by the Company to determine if an impairment charge is required. A considerable amount of management judgment is required in performing impairment tests, principally in determining the fair value of each reporting unit and the indefinite- lived intangible assets. Product Warranty Costs: The Company generally offers its customers an assurance warranty on products sold, although warranty periods may vary by product type and application. The reserve for future warranty claims, which is recorded within the "Other current liabilities" line on the Consolidated Balance Sheets, is based on historical claim rates and current warranty cost experience. The following is a roll-forward of the changes in product warranty reserves for fiscal 2024 and 2023 (in thousands): August 31, 2024 2023 Beginning balance $ 856 $ 1,140 Provision for warranties 371 418 Warranty payments and costs incurred (699) (723) Warranty activity for divested businesses — (10) Impact of changes in foreign currency rates 6 31 Ending balance $ 534 $ 856 Revenue from Contracts with Customers: The Company recognizes revenue when it satisfies a performance obligation in a contract by transferring control of a distinct good or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation and revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the goods or services transferred. When contracts include multiple products or services to be delivered to the customer, the consideration for each element is generally allocated on the standalone transaction prices of the separate performance obligations, using the adjusted market assessment approach. Under normal circumstances, the Company invoices the customer once transfer of control has occurred and has a right to payment. The typical payment terms vary based on the customer and the types of goods and services in the contract. The period of time between invoicing and when payment is due is not significant, as our standard payment terms are less than one year. Amounts billed and due from customers are classified as receivables on the Consolidated Balance Sheets. Customer sales are recorded net of allowances for returns and discounts, which are recognized as a deduction from sales at the time of sale. The Company commits to one-time or on-going trade discounts and promotions with customers that require the Company to estimate and accrue the ultimate costs of such programs. The Company generally does not require collateral or ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 39

other security for receivables and provides for an allowance for credit losses based on historical experience and a review of its existing receivables. Accounts receivable are stated net of an allowance for credit losses of $15.9 million and $16.8 million at August 31, 2024 and 2023, respectively. Taxes Collected: Taxes collected by the Company from a customer concurrent with revenue-producing activities are excluded from "Net sales" within the Consolidated Statements of Earnings. Shipping and Handling Costs: The Company records costs associated with shipping its products after control over a product has transferred to a customer and are accounted for as fulfillment costs. These costs are reported in the Consolidated Statements of Earnings in "Cost of products sold." Research and Development Costs: Research and development costs consist primarily of engineering and development resources and are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products were $12.4 million, $9.0 million and $7.3 million in fiscal 2024, 2023 and 2022, respectively. The Company also incurs significant costs in connection with fulfilling custom orders and developing solutions for unique customer needs which are not included in these research and development expense totals. Other Income/Expense: Other income and expense primarily consists of net foreign currency exchange transaction losses of $2.1 million, $2.1 million and $1.5 million in fiscal 2024, 2023 and 2022, respectively. Financing Costs: Financing costs represent interest expense, financing fees and amortization of debt issuance costs, net of interest income. Interest income was $2.5 million, $2.6 million and $1.3 million for fiscal 2024, 2023 and 2022, respectively. Income Taxes: The provision for income taxes includes federal, state, local and non-U.S. taxes on income. Tax credits, primarily for non-U.S. earnings, are recognized as a reduction of the provision for income taxes in the year in which they are available for U.S. tax purposes. Deferred taxes are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. Future tax benefits are recognized to the extent that realization of those benefits is considered to be more likely than not. A valuation allowance is established for deferred tax assets for which realization is not more likely than not of being realized. The Company's general policy is for non-U.S. subsidiary earnings to be indefinitely reinvested to the extent the remittance results in an incremental U.S. tax liability. However, the Company routinely analyzes the factors surrounding global cash needs and future cash utilization to determine if exceptions exist and establishes deferred tax liabilities for associated future tax costs. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense and treats any taxes due on future U.S. inclusions in taxable income under the Global Intangible Low-Taxed Income ("GILTI") provision as a current period tax expense. Foreign Currency Translation: The financial statements of the Company’s foreign operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an appropriate weighted average exchange rate for each applicable period within the Consolidated Statements of Earnings. Translation adjustments are reflected in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity caption “Accumulated other comprehensive loss.” Accumulated Other Comprehensive Loss: The following is a summary of the components included within accumulated other comprehensive loss (in thousands): August 31, 2024 2023 Foreign currency translation adjustments $ 99,215 $ 102,268 Pension and other postretirement benefit plans 17,187 18,394 Cash flow hedges (4) 548 Accumulated other comprehensive loss $ 116,398 $ 121,210 Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for credit losses, inventory valuation, warranty reserves, goodwill, intangible and long- lived asset valuations, employee benefit plan liabilities, over-time revenue recognition, income tax liabilities, deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies. The Company manages the profitability of its product and service & rental categories on a combined basis given the complexity of the business model. This model includes providing integrated product and service solutions resulting in facilities that generate revenues from both product and service & rental categories, which also have indirect and facility overhead costs ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 40

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

included in cost of sales. As such, judgment and estimates are required to disaggregate product and service & rental cost of sales including allocating indirect and facility overhead costs between cost of product sales and the cost of service & rental sales. Changes in these judgments and estimates could materially change the allocation of the indirect and facility overhead costs to the different sales categories and the resulting ratio of cost of sales to net sales by category. Because the sales mix heavily favors the product category, a change in the mix of cost of sales between the sales categories would have a more significant impact on the ratio of cost of sales to net sales for the service & rental category.

Note 2. Revenue from Contracts with Customers

Nature of Goods and Services

The Company generates its revenue under two principal activities, which are discussed below:

Product Sales: Sales of tools, heavy-lifting solutions, and rope solutions are recorded when control is transferred to the customer (i.e., performance obligation has been satisfied). For the majority of the Company's product sales, revenue is recognized at a point in time when control of the product is transferred to the customer, which generally occurs when the product is shipped from the Company to the customer. For certain other products that are highly customized and have a limited alternative use, and for which the Company has an enforceable right of reimbursement for performance completed to date, revenue is recognized over time. We consider the input measure (efforts-expended or cost-to-cost) or output measure as a fair measure of progress for the recognition of over-time revenue associated with these custom products. For a majority of these customized products, machine hours and labor hours (efforts-expended measurement) are used as a measure of progress.

Service & Rental Sales: Service contracts consist of providing highly trained technicians to perform bolting, technical services, machining and joint-integrity work for our customers. These revenues are recognized over time as our customers simultaneously receive and consume the benefits provided by the Company. We consider the input measure (efforts-expended or cost-to-cost) or output measure as a fair measure of progress for the recognition of over-time revenue associated with service contracts. For a majority of the Company's service contracts, labor hours (efforts-expended measurement) is used as the measure of progress when it is determined to be a better depiction of the transfer of control to the customer due to the timing and pattern of labor hours incurred. Revenue from rental contracts (less than one year and non-customized products) is generally recognized ratably over the contract term, depicting the customer's consumption of the benefit related to the rental equipment.

Disaggregated Revenue and Performance Obligations

The Company disaggregates revenue from contracts with customers by reportable segment and product line and by the timing of when goods and services are transferred. See Note 15, "Business Segment, Geographic and Customer Information" for information regarding our revenue disaggregation by reportable segment and product line.

The following table presents information regarding revenues disaggregated by the timing of when goods and services are transferred (in thousands):

	Year Ended August 31,		
	2024	2023	2022
Revenues recognized at point in time	$ 456,890	$ 482,506	$ 442,832
Revenues recognized over time	132,620	115,698	128,391
Total	$ 589,510	$ 598,204	$ 571,223

Contract Balances

The Company's contract assets and liabilities are as follows (in thousands):

	August 31,	
	2024	2023
Receivables, which are included in accounts receivable, net	$ 104,335	$ 97,649
Contract assets, which are included in other current assets	4,531	3,989
Contract liabilities, which are included in other current liabilities	2,329	2,927

Receivables: The Company performs its obligations under a contract with a customer by transferring goods or services in exchange for consideration from the customer. The Company typically invoices its customers as soon as control of an asset is transferred and a receivable for the Company is established. Accounts receivable, net is recorded at face amount of customer receivables less an allowance for credit losses. The Company maintains an allowance for credit losses for expected losses as a result of customers' inability to make required payments. Management evaluates the aging of customer receivable balances, the financial condition of its customers, historical trends and the time outstanding of specific balances to estimate the amount of

41

receivables that will not be collected in the future and records the appropriate provision. The allowance for credit losses was $15.9 million and $16.8 million at August 31, 2024 and 2023, respectively. As indicated in the "Concentration of Credit Risk" section below, as of August 31, 2024 and 2023, the Company was exposed to a concentration of credit risk with an agent as a result of its continued payment delinquency. During the year ended August 31, 2022, the Company recorded through bad debt expense (included in "Selling, general and administrative expenses" ("SG&A expenses") in the Condensed Consolidated Statements of Earnings) a reserve of $13.2 million based on the consideration of the factors listed below, which fully reserves for the outstanding account receivable balance for this agent. The allowance for credit losses for this particular agent remained unchanged as of August 31, 2024 represents management's best estimate of the amount probable of collection and considers various factors with respect to this matter, including, but not limited to, (i) the lack of payment by the agent since the fiscal quarter ended February 28, 2021; (ii) our due diligence on balances due to the agent from its end customers related to sales of our services and products and the known markup on those sales from the agent to end customer; (iii) the status of ongoing negotiations with the agent to secure payments; (iv) legal recourse available to secure payment; and (v) the agent is currently in bankruptcy proceedings. Actual collections from the agent may differ from the Company's estimate. Concentration of Credit Risk: The Company sells products and services through distributors and agents. In certain jurisdictions, those third parties represent a significant portion of our sales in their respective country which can pose a concentration of credit risk if these larger distributors or agents are not timely in their payments. As of August 31, 2024 the Company was exposed to a concentration of credit risk as a result of the payment delinquency of one of our agents whose accounts receivable represent 10.9% of the Company's outstanding accounts receivable. As of August 31, 2024, the Company has fully reserved for the amounts due from this agent. Contract Assets: Contract assets relate to the Company’s rights to consideration for work completed but not billed as of the reporting date on contracts with customers. The contract assets are transferred to receivables when the rights become unconditional. The Company has contract assets on contracts that are generally long-term and have revenues that are recognized over time. Contract Liabilities: As of August 31, 2024, the Company had certain contracts where there were unsatisfied performance obligations and the Company had received cash consideration from customers before the performance obligations were satisfied. The majority of these contracts relate to long-term customer contracts (project durations of greater than three months) and are recognized over time. The Company estimates that $2.3 million will be recognized in net sales from satisfying those performance obligations within the next twelve months. Timing of Performance Obligations Satisfied at a Point in Time: The Company evaluates when the customer obtains control of the product based on shipping terms, as control will transfer, depending upon such terms, at different points between the Company's manufacturing facility or warehouse and the customer’s location. The Company considers control to have transferred upon shipment or delivery because (i) the Company has a present right to payment at that time; (ii) the legal title has been transferred to the customer; (iii) the Company has transferred physical possession of the product to the customer; and (iv) the customer has significant risks and rewards of ownership of the product. Variable Consideration: The Company estimates whether it will be subject to variable consideration under the terms of the contract and includes its estimate of variable consideration in the transaction price based on the expected value method when it is deemed probable of being realized based on historical experience and trends. Types of variable consideration may include rebates, incentives and discounts, among others, which are recorded as a reduction to net sales at the time when control of a performance obligation is transferred to the customer. Practical Expedients & Exemptions: The Company elected to expense the incremental cost to obtaining a contract when the amortization period for such contracts would be one year or less. The Company does not disclose the value of unperformed obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. Note 3. ASCEND Transformation Program In March 2022, the Company announced the start of its ASCEND transformation program, initially estimating an incremental $40 to $50 million of annual operating profit once fully implemented. ASCEND’s key initiatives include accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative expense by better leveraging resources to create a more efficient and agile organization. At the time the company anticipated investing $60 to $65 million through the end of fiscal 2024 to complete these actions. In June 2022, the Company approved a restructuring plan in connection with the initiatives identified as part of the ASCEND transformation program to drive greater efficiency and productivity in global selling, general and administrative ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 42

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

resources. The total costs of this plan were then estimated at $6 to $10 million, constituting predominately severance and other employee-related costs to be incurred as cash expenditures and impacting both IT&S and Corporate. (see Note 4, "Restructuring Charges" in the notes to the consolidated financial statements). These costs were incorporated into the initial investment of $60 to $65 million.

In September 2022, the Company approved an update to the restructuring plan to a range of $10 to $15 million; these costs were still incorporated into the initial investment value and the range did not change at that time.

In March 2023, the investment range increased from the initial $60 to $65 million, to $70 to $75 million inclusive of the $10 to $15 million of the previously announced restructuring over the life of the program.

The following summarizes ASCEND transformation charges (in thousands):

	Year-Ended August 31,			
	2024	2023	2022	Program to Date
ASCEND Expense recorded in Cost of products sold	$ 1,018	$ 924	$ 6	$ 1,948
ASCEND Expense recorded in SG&A expenses	6,029	34,495	13,610	54,134
Total ASCEND Expense	7,047	35,419	13,616	56,082
Recorded with Restructuring charges	7,843	7,719	3,050	18,612
Total ASCEND Transformation Charges	$ 14,890	$ 43,138	$ 16,666	$ 74,694

Note 4. Restructuring Charges

The Company has undertaken or committed to various restructuring initiatives, including workforce reductions, leadership changes, plant consolidations to reduce manufacturing overhead, satellite office closures, the continued movement of production and product sourcing to low-cost alternatives and the centralization and standardization of certain administrative functions. Liabilities for severance are generally to be paid within twelve months, while future lease payments related to facilities vacated as a result of restructuring are to be paid over the underlying remaining lease terms.

During fiscal 2019, the Company announced a restructuring plan focused on (i) the integration of the Enerpac and Hydratight businesses (IT&S segment), (ii) the strategic exit of certain commodity-type services in our North America Services operations (IT&S segment) and (iii) driving efficiencies within the overall corporate structure, with further expansion in fiscal 2020 and fiscal 2022. The Company recorded $5.2 million of charges for the year ended August 31, 2022 in order to further simplify and streamline the organizational structure. The total cumulative charges for the 2019 plan, which ended in the third quarter of fiscal 2022, were $18.0 million.

On June 27, 2022, the Company approved a restructuring plan in connection with the initiatives identified as part of the ASCEND transformation program (see Note 3, "ASCEND Transformation Program") to drive greater efficiency and productivity in global selling, general and administrative resources. The total costs of this plan were then estimated at $6 to $10 million, constituting predominately severance and other employee-related costs to be incurred as cash expenditures and impacting both IT&S and Corporate.

In September 2022, the Company approved an update to the restructuring plan to a range of $10 to $15 million; these costs were still incorporated into the initial investment value and the range did not change at that time.

For the year ended August 31, 2024, 2023 and 2022, the Company recorded $7.8 million, $7.7 million and $3.1 million, respectively, of restructuring charges associated with the ASCEND transformation program. The total cumulative charges for the ASCEND transformation program, which ended in the fourth quarter of fiscal 2024, that related to restructuring were $18.6 million.

43

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following summarizes restructuring reserve activity (which for the year ended August 31, 2023 excludes $0.6 million of charges associated with ASCEND transformation plan for Corporate associated with the accelerated vesting of equity awards which has no impact on the restructuring reserve) (in thousands):

	Year Ended August 31, 2024	
	IT&S	Corporate
Balance as of August 31, 2023	$ 2,238	$ 74
Restructuring charges	7,244	552
Cash payments	(5,352)	(429)
Other non-cash uses of reserve	(635)	—
Impact of changes in foreign currency rates	32	—
Balance as of August 31, 2024	$ 3,527	$ 197

	Year Ended August 31, 2023			
	2019 Plan		ASCEND Plan	
	IT&S	Corporate	IT&S	Corporate
Balance as of August 31, 2022	$ 212	$ 6	$ 2,008	$ 797
Restructuring charges	(32)	(6)	6,035	1,054
Cash payments	(99)	—	(5,453)	(1,779)
Other non-cash uses of reserve	(84)	—	(498)	—
Impact of changes in foreign currency rates	3	—	146	2
Balance as of August 31, 2023	$ —	$ —	$ 2,238	$ 74

Total restructuring charges (inclusive of the Other operating segment) for the years ended August 31, 2024 and 2023 were $7.8 million and $7.7 million, respectively, which included approximately $0.4 million and $0.6 million of charges being reported in the Consolidated Statements of Operations in "Cost of products sold," with the balance of the charges reported on "Restructuring charges." Total restructuring charges (inclusive of the Other operating segment) being reported in "Restructuring charges" were $8.1 million for the year ended August 31, 2022.

Note 5. Discontinued Operations and Other Divestiture Activities

Discontinued Operations

On October 31, 2019, as part of our overall strategy to become a pure-play industrial tools and services company, the Company completed the sale of the businesses comprising its former EC&S segment. This divestiture was considered part of our strategic shift to become a pure-play industrial tools and services company, and therefore, the results of operations are recorded as a component of "Earnings (loss) from discontinued operations, net of income taxes" in the Condensed Consolidated Statements of Earnings for all periods presented. All discontinued operations activity included within the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows for the periods presented relate to impacts from certain retained liabilities.

The following represents the detail of "Earnings (loss) from discontinued operations, net of income taxes" within the Consolidated Statements of Earnings (in thousands):

	Year Ended August 31,		
	2024	2023	2022
Selling, general and administrative (benefit) expenses	$ (6,054)	$ 10,069	$ 4,842
Impairment & divestiture benefit	—	(1,530)	—
Operating income (loss)	6,054	(8,539)	(4,842)
Other income, net	—	372	—
Earnings (loss) before income tax benefit	6,054	(8,911)	(4,842)
Income tax expense (benefit)	2,512	(1,823)	(937)
Earnings (loss) from discontinued operations, net of income taxes	$ 3,542	$ (7,088)	$ (3,905)

Other Divestiture Activities

On July 11, 2023, the Company completed the sale of the Cortland Industrial business, which had been included in the Other operating segment, for net cash proceeds of $20.1 million. In connection with the completion of the sale, the Company recorded a net gain of $6.0 million, inclusive of $0.1 million of purchase price from the customary finalization of working

44

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

capital negotiations in the first quarter of fiscal 2024.The historical results of the Cortland Industrial business (which had net sales of $22.7 million, and $26.2 million for the year ended August 31, 2023 and 2022, respectively) are not material to the consolidated financial results.

Note 6. Goodwill, Intangible Assets and Long-Lived Assets

Changes in the gross carrying value of goodwill and intangible assets result from changes in foreign currency exchange rates, business acquisitions, divestitures and impairment charges. The changes in the carrying amount of goodwill for the years ended August 31, 2024 and 2023 by operating segment are as follows (in thousands):

	IT&S	Other	Total
Balance as of August 31, 2022	$ 246,740	$ 11,209	$ 257,949
Impact of changes in foreign currency rates	8,546	—	8,546
Balance as of August 31, 2023	255,285	11,209	266,494
Impact of changes in foreign currency rates	3,103	—	3,103
Balance as of August 31, 2024	$ 258,388	$ 11,209	$ 269,597

The gross carrying value and accumulated amortization of the Company's intangible assets are as follows (in thousands):

	Weighted Average Amortization Period (Year)	August 31, 2024			August 31, 2023		
		Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Amortizable intangible assets:							
Customer relationships	14	$ 109,582	$ 99,530	$ 10,052	$ 108,292	$ 95,395	$ 12,897
Patents	13	9,916	9,408	508	9,769	9,210	559
Trademarks and tradenames	14	2,764	2,308	456	2,734	2,197	537
Indefinite lived intangible assets:							
Tradenames	N/A	25,042	—	25,042	23,345	—	23,345
		$ 147,304	$ 111,246	$ 36,058	$ 144,140	$ 106,802	$ 37,338

The Company estimates amortization expense for future years to be: $2.9 million in fiscal 2025, $1.9 million in fiscal 2026, $1.9 million in fiscal 2027, $1.7 million in fiscal 2028, $1.6 million in fiscal 2029 and $1.0 million in aggregate thereafter. The future amortization expense amounts represent estimates and may be impacted by future acquisitions, divestitures or changes in foreign currency exchange rates, among other causes.

In conjunction with our annual goodwill impairment assessment, the Company did not record any charges in fiscal 2024 or 2023.

Note 7. Debt

The following is a summary of the Company's indebtedness (in thousands):

	August 31,	
	2024	2023
Senior Credit Facility		
Revolver	—	16,000
Term Loan	195,000	198,750
Total Senior Indebtedness	195,000	214,750
Less: Current maturities of long-term debt	(5,000)	(3,750)
Debt issuance costs	(497)	(663)
Total long-term debt, less current maturities	$ 189,503	$ 210,337

45

Senior Credit Facility On September 9, 2022, the Company refinanced its previous senior credit facility with a new $600 million senior credit facility, comprised of a $400 million revolving line of credit and a $200 million term loan, which is scheduled to mature in September 2027. The Company has the option to request up to $300 million of additional revolving commitments and/or term loans under the credit facility, subject to customary conditions, including the commitment of the participating lenders. This facility replaces LIBOR with adjusted term SOFR as the interest rate benchmark and provides for interest rate margins above adjusted term SOFR ranging from 1.125% to 1.875% per annum depending on the Company’s net leverage ratio. In addition, a non-use fee is payable quarterly on the average unused amount of the revolving line of credit ranging from 0.15% to 0.3% per annum, based on the Company's net leverage. Borrowings under the credit facility bear interest at adjusted term SOFR plus 1.125% per annum. The facility contains financial covenants requiring the Company to not permit (i) the net leverage ratio, determined as of the end of each of its fiscal quarters, to exceed 3.75 to 1.00 (or, at the Company’s election and subject to certain conditions, 4.25 to 1.00 for the covenants period during which certain material acquisitions occur and the next succeeding four testing periods) or (ii) the interest coverage ratio, determined as of the end of each of its fiscal quarters, to be less than 3.00 to 1.00. Borrowings under the facility are secured by substantially all personal property assets of the Company and its domestic subsidiary guarantors (other than certain specified excluded assets) and certain of the equity interests of certain subsidiaries of the Company. The Company was in compliance with all covenants under the facility at August 31, 2024. At August 31, 2024, there were $195.0 million in borrowings outstanding under the term loans, no borrowings outstanding under the revolving line of credit and $397.6 million available for borrowing under the revolving line of credit facility after reduction for $2.4 million of outstanding letters of credit issued under the facility. Cash Paid for Interest The Company made cash net interest payments of $12.4 million, $10.6 million and $3.1 million in fiscal 2024, 2023 and 2022, respectively. Note 8. Fair Value Measurements The Company assesses the inputs used to measure the fair value of financial assets and liabilities using a three-tier hierarchy. Level 1 inputs include unadjusted quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing an asset or liability. The fair value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and variable rate long- term debt approximated book value at both August 31, 2024 and 2023 due to their short-term nature and the fact that the interest rates approximated market rates. Foreign currency exchange contracts and interest rate swaps are recorded at fair value. The fair value of the Company's foreign currency exchange contracts was a net liability of $0.3 million and less than $0.1 million at August 31, 2024 and 2023, respectively. The fair value of the Company's interest rate swap and net investment hedge was an asset of less than $0.1 million and a liability of $1.6 million at August 31, 2024 and an asset of $0.7 million and a liability of $1.2 million at August 31, 2023 (see Note 9, “Derivatives” for further information on the Company's interest rate swap and net investment hedge.) The fair value of all derivative contracts were based on quoted inactive market prices and therefore classified as Level 2 within the valuation hierarchy. Note 9. Derivatives All derivatives are recognized in the balance sheet at their estimated fair value. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of derivatives (not designated as hedges) are recorded in earnings along with the gain or loss on the hedged asset or liability. The Company is exposed to market risk for changes in foreign currency exchange rates due to the global nature of its operations. In order to manage this risk, the Company utilizes foreign currency exchange contracts to reduce the exchange rate risk associated with recognized non-functional currency balances. The effects of changes in exchange rates are reflected concurrently in earnings for both the fair value of the foreign currency exchange contracts and the related non-functional currency asset or liability. These derivative gains and losses offset foreign currency gains and losses from the related revaluation of non-functional currency assets and liabilities (amounts included in "Other expense, net" in the Consolidated Statements of Earnings). The U.S. dollar equivalent notional value of these short duration foreign currency exchange contracts was $15.6 million and $13.8 million at August 31, 2024 and 2023, respectively. The fair value of outstanding foreign currency ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 46

exchange contracts was a net liability of $0.3 million and less than $0.1 million at August 31, 2024 and 2023, respectively. Net foreign currency loss (gain) (included in "Other expense, net" in the Consolidated Statements of Earnings) related to these derivative instruments are as follows (in thousands): Year Ended August 31, 2024 2023 2022 Foreign currency loss (gain) $ 863 $ 945 $ (319) During December 2022, the Company entered into an interest rate swap, with a maturity date of November 30, 2025, for the notional amount of $60.0 million at a fixed interest rate of 4.022% to hedge the floating interest rate of the Company's term loan. The interest rate swap was designated and qualified as a cash flow hedge. The Company uses the interest rate swap for the management of interest rate risk exposure, as an interest rate swap effectively converts a portion of the Company's debt from a floating rate to a fixed rate. The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The change in the fair value of the interest rate swap, a net loss of $0.5 million and net gain of $0.5 million for the years ended August 31, 2024 and 2023, respectively, is recorded in other comprehensive income (loss). The Company also uses interest-rate derivatives to hedge portions of our net investments in non-U.S. subsidiaries (net investment hedge) against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. For derivatives that are designated and qualify as a net investment hedge in a foreign operation the net gains or losses attributable to the hedge changes are recorded in other comprehensive income (loss) where they offset gains and losses recorded on our net investments where the entity has non-U.S. dollar functional currency. As of August 31, 2024, the notional amount of cross-currency swaps designated as net investment hedges was $30.5 million. The change in the fair value of the net investment hedge, a net loss of $0.3 million and $0.9 million for the years ended August 31, 2024 and 2023, respectively, is recorded in other comprehensive income (loss). Note 10. Leases As of August 31, 2024, the Company had operating leases for real estate, vehicles, manufacturing equipment, IT equipment and office equipment. The Company did not have significant finance leases during the year ended August 31, 2024. Our leases typically range in term from 3 to 15 years and may contain renewal options for periods up to 5 years at our discretion. Our leases generally contain payments that are primarily fixed; however, certain lease arrangements contain variable payments, which are expensed as incurred and not included in the measurement of ROU assets and lease liabilities. These amounts include payments affected by changes in the Consumer Price Index and executory costs (such as real estate taxes, utilities and common-area maintenance), which are based on usage or performance. In addition, our leases generally do not include material residual value guarantees or material restrictive covenants. The components of lease costs for the year ended August 31, 2024, 2023 and 2022 were as follows (in thousands): Year Ended August 31, 2024 2023 2022 Operating lease cost $ 12,610 $ 13,155 $ 14,316 Short-term lease cost 2,042 2,318 1,714 Variable lease cost 2,850 4,411 3,609 Supplemental cash flow and other information related to leases for the year ended August 31, 2024, 2023 and 2022 were as follows (in thousands): Year Ended August 31, 2024 2023 2022 Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases $ 12,119 $ 13,153 $ 14,166 Right-of-use assets obtained in exchange for new lease liabilities: Operating leases 3,075 1,654 4,584 ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 47

Supplemental balance sheet information related to leases at August 31, 2024 and 2023 were as follows (in thousands): August 31, 2024 2023 Operating leases: Other long-term assets $ 32,961 $ 37,714 Other current liabilities 9,464 9,786 Other long-term liabilities 25,154 29,245 Total operating lease liabilities $ 34,618 $ 39,031 Weighted Average Remaining Lease Term: Operating leases 7.0 years 6.5 years Weighted Average Discount Rate: Operating leases 5.5% 5.0 % A summary of the future minimum lease payments due under operating leases with terms of more than one year at August 31, 2024 is as follows (in thousands): 2025 $ 10,317 2026 7,912 2027 4,983 2028 4,197 2029 3,053 Thereafter 13,369 Total minimum lease payments 43,831 Less imputed interest (9,213) Present value of net minimum lease payments $ 34,618 Note 11. Employee Benefit Plans U.S. Defined Benefit Pension Plans All of the U.S. defined benefit pension plans are frozen, and as a result, plan participants no longer earn additional benefits. The following table provides detail of changes in the projected benefit obligations, the fair value of plan assets and the funded status of the Company’s U.S. defined benefit pension plans as of the respective August 31 measurement date (in thousands): 2024 2023 Reconciliation of benefit obligations: Benefit obligation at beginning of year $ 33,204 $ 37,135 Interest cost 1,716 1,694 Actuarial (gain) loss 1,273 (2,337) Benefits paid (3,337) (3,288) Benefit obligation at end of year $ 32,856 $ 33,204 Reconciliation of plan assets: Fair value of plan assets at beginning of year $ 28,530 $ 31,166 Actual return on plan assets 2,839 545 Company contributions 421 108 Benefits paid from plan assets (3,336) (3,289) Fair value of plan assets at end of year 28,454 28,530 Funded status of the plans (underfunded) $ (4,402) $ (4,674) ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 48

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following table provides detail on the Company's domestic net periodic benefit expense (in thousands):

	Year ended August 31,		
	2024	2023	2022
Interest cost	$ 1,716	$ 1,694	$ 1,165
Expected return on assets	(1,743)	(1,984)	(2,060)
Amortization of actuarial loss	928	878	1,219
Net periodic benefit expense	$ 901	$ 588	$ 324

As of August 31, 2024 and 2023, $16.3 million and $16.9 million, respectively, of pension plan actuarial losses, which have not yet been recognized in net periodic benefit cost, were included in accumulated other comprehensive loss, net of income taxes. During fiscal 2025, $1.3 million of these actuarial losses are expected to be recognized in net periodic benefit cost.

Weighted-average assumptions used to determine U.S. pension plan obligations as of August 31 and weighted-average assumptions used to determine net periodic benefit cost for the years ended August 31 are as follows:

	2024	2023	2022
Assumptions for benefit obligations:			
Discount rate	5.00 %	5.40 %	4.75 %
Assumptions for net periodic benefit cost:			
Discount rate	5.40 %	4.75 %	2.55 %
Expected return on plan assets	5.70 %	5.70 %	5.45 %

The Company's objective for its pension plan is to achieve an asset and liability duration match so that interim fluctuations in funded status should be limited by increasing the correlation between assets and liabilities. As such, the plan assets are invested to maintain funded ratios over the long term, while managing the risk that funded ratios fall meaningfully below 100%. In fiscal 2024 and 2023, the plan assets were invested in a mix of 50% duration-matched fixed income securities and 50% equity securities. Cash balances are maintained at levels adequate to meet near-term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis. At August 31, 2024, the Company's overall expected long-term rate of return for assets in U.S. pension plans was 6.20%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The target return is based on historical returns adjusted to reflect the current view of the long-term investment market and our 50% investment mix between fixed income and equity securities.

The U.S. pension plan investment allocations by asset category were as follows (dollars in thousands):

	Year Ended August 31,			
	2024	%	2023	%
Cash and cash equivalents	$ —	—%	$ 51	0.2%
Income receivable	46	0.2	40	0.1
Fixed income securities:				
U.S. Treasury Securities	3,320	11.7	4,659	16.3
Corporate Bonds	—	—	—	—
Mutual funds	12,095	42.5	11,269	39.5
	15,415	54.2	15,928	55.8
Equity securities:				
Mutual funds	12,993	45.6	12,511	43.9
Total plan assets	$ 28,454	100%	$ 28,530	100%

The fair value of mutual funds are based on unadjusted quoted market prices and therefore are classified as Level 1 within the fair value hierarchy under US GAAP. U.S. Treasury Securities and Corporate Bonds are valued using Level 2 inputs, as defined in Note 8, "Fair Value Measurements."

Projected benefit payments from plan assets to participants in the Company's U.S. pension plans are $3.2 million for fiscal 2025, $3.1 million per year for fiscal 2026 and 2027, $3.0 million for fiscal 2028, $2.9 million for fiscal 2029 and $12.9 million in aggregate for the following five years. The Company plans to make a contribution of $1.2 million to the U.S. pension plans in September of fiscal 2025. The Company did not make a contribution to the plan in fiscal 2024 or fiscal 2023.

49

Foreign Defined Benefit Pension Plans The Company has seven significant foreign defined benefit pension plans which cover certain existing and former employees of businesses outside the U.S. Most of the participants in the foreign defined benefit pension plans are inactive and no longer earning additional benefits. The following table provides detail of changes in the projected benefit obligations, the fair value of plan assets and the funded status of the Company’s significant foreign defined benefit pension plans as of the respective August 31 measurement date (in thousands): 2024 2023 Reconciliation of benefit obligations: Benefit obligation at beginning of year $ 8,085 $ 8,017 Employer service costs 144 60 Interest cost 344 306 Actuarial gain (1) (494) Benefits paid (261) (256) Settlements — (213) Currency impact 199 665 Benefit obligation at end of year $ 8,510 $ 8,085 Reconciliation of plan assets: Fair value of plan assets at beginning of year $ 6,195 $ 6,208 Actual return on plan assets 323 (359) Company contributions 69 286 Benefits paid from plan assets (261) (469) Currency impact 169 529 Fair value of plan assets at end of year 6,495 6,195 Funded status of the plans (underfunded) $ (2,015) $ (1,889) The following table provides detail on the Company’s foreign net periodic benefit expense (in thousands): Year ended August 31, 2024 2023 2022 Employer service costs $ 144 $ 60 $ 90 Interest cost 344 306 159 Expected return on assets (252) (245) (316) Amortization of net prior service credit 4 3 3 Amortization of net loss 21 10 112 Settlement — 37 145 Net periodic benefit expense $ 261 $ 171 $ 193 The weighted average discount rate utilized for determining the benefit obligation at August 31, 2024 and 2023 was 4.1% and 4.3%, respectively. The plan assets of these foreign pension plans consist primarily of participating units in fixed income and equity securities and insurance contracts. The Company’s overall expected long-term rate of return on these investments is 4.1%. During fiscal 2025, the Company does not anticipate contributing to these pension plans. Projected benefit payments to participants in the these foreign plans are $0.3 million for each of fiscal 2025, 2026, and 2027, $0.4 million for each of fiscal 2028 and 2029 and $2.3 million in aggregate for the five years thereafter. Other Postretirement Health Benefit Plans The Company provides other postretirement health benefits (“OPEB”) to certain existing and former employees of domestic businesses it acquired, who were entitled to such benefits prior to acquisition. These unfunded plans had a benefit obligation of $1.6 million and $1.7 million at August 31, 2024 and 2023, respectively. These obligations are determined utilizing assumptions consistent with those used for our U.S. pension plans and a health care cost trend rate of 6.8%, trending downward to 5.0% by the year 2026, and remaining level thereafter. Net periodic benefit costs for other postretirement benefits was income of $0.04 million in the year ended August 31, 2024, and $0.1 million for each of the fiscal years ended August 31, 2023 and 2022. Benefit payments from the plan are funded through participant contributions and Company contributions. Benefit payments are projected to be $0.2 million in fiscal 2025. ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 50

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Defined Contribution Benefit Plans

The Company maintains a 401(k) plan for substantially all full time U.S. employees (the "401(k) Plan"). Under plan provisions, the Company can fund either cash or issue new shares of Class A common stock for its contributions. Amounts are allocated to accounts set aside for each employee's retirement. Employees generally may contribute up to 50% of their compensation to individual accounts within the 401(k) Plan.

While contributions vary, the Company's match contribution is $0.50 for every $1 contributed by employees, up to 8% of the employees' eligible pay. These match contributions are made on every payroll run, meaning the contribution is immediately 100% vested. In addition, the Company may make an annual, discretionary contribution of up to 3% of employees' eligible pay to employees employed as of the end of the plan year. The discretionary contribution has a three-year vesting period. The Company elected not to provide a discretionary contribution for the year ended August 31, 2024. The Company also maintains a Restoration Plan that allows eligible highly compensated employees (as defined by the Internal Revenue Code) to receive a core contribution as if no IRS limits were in place. Company contributions to the Restoration Plan are made in the form of its Class A common stock and contributed into each eligible participant's deferred compensation plan. The Company has not contributed in fiscal 2024, 2023 or fiscal 2022. Expense recognized related to the 401(k) plan totaled $2.1 million for each of the fiscal years ended August 31, 2024 and 2023, and $2.2 million for the fiscal year ended August 31, 2022.

In addition to the 401(k) plan, the Company sponsors a non-qualified supplemental executive retirement plan ("the SERP Plan"). The SERP Plan is an unfunded defined contribution plan that covers certain current and former executive employees and has an annual contribution formula based on age and years of service (with Company contributions ranging from 3% to 6% of eligible wages). This unfunded plan had a $0.9 million and $1.0 million obligation at August 31, 2024 and 2023, respectively. Expense recognized for the SERP Plan was $0.3 million in fiscal 2024, and $0.2 million in each of fiscal 2023 and 2022.

Deferred Compensation Plan

The Company maintains a deferred compensation plan to allow eligible U.S. employees to defer receipt of current cash compensation and restricted stock units vesting in order to provide future savings benefits. Eligibility is limited to employees who earn compensation that exceeds certain pre-defined levels. Participants have the option to invest their deferrals in a fixed income investment, a defined set of mutual funds, and/or, with respect to deferrals of restricted stock units, in Company common stock. The fixed income and mutual fund portion of the plan is unfunded, and therefore all compensation deferred under the plan is held by the Company and commingled with its general assets. Liabilities of $9.3 million and $11.0 million are included in the Consolidated Balance Sheets at August 31, 2024 and 2023, respectively, to reflect the unfunded portion of the deferred compensation liability. The Company recorded expense in "Financing costs, net" of $0.9 million, $0.9 million and $0.7 million for the years ended August 31, 2024, 2023 and 2022, respectively, for the non-funded return on participant deferrals. Company common stock contributions to fund the plan are held in a rabbi trust, accounted for in a manner similar to treasury stock and are recorded at cost in "Stock held in trust" within shareholders' equity on the Consolidated Balance Sheets with the corresponding deferred compensation liability also recorded within shareholders' equity on the Consolidated Balance Sheets. Because no investment diversification is permitted within the trust, changes in fair value of the Company's common stock are not recognized.

Note 12. Income Taxes

Earnings before income taxes from continuing operations, are summarized as follows (in thousands):

	Year Ended August 31,		
	2024	2023	2022
Domestic	$ 59,688	$ 26,442	$ 10,176
Foreign	45,831	42,456	13,816
	$ 105,519	$ 68,898	$ 23,992

Both domestic and foreign pre-tax earnings from continuing operations are impacted by changes in operating earnings, acquisition and divestiture activities, restructuring charges and the related benefits, growth investments, debt levels and the impact of changes in foreign currency exchange rates. In fiscal 2024, domestic earnings included non-cash impairment and other divestiture charges of $0.1 million. In fiscal 2023, domestic earnings included non-cash impairment and other divestiture benefits of $6.2 million. In fiscal 2022, domestic and foreign earnings included $1.3 million and $1.1 million of non-cash impairment and other divestiture charges, respectively. Substantially all of the non-cash impairment and other divestiture charges (benefits) did not result in a tax expense (benefit).

51

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Income tax expense from continuing operations is summarized as follows (in thousands):

	Year ended August 31,		
	2024	2023	2022
Currently payable:			
Federal	$ 10,106	$ 5,181	$ 1,765
Foreign	11,599	9,240	7,824
State	1,172	319	164
	22,877	14,740	9,753
Deferred:			
Federal	(1,086)	(2,935)	1,580
Foreign	2,630	3,806	(7,538)
State	(1,109)	(362)	606
	435	509	(5,352)
Income tax expense	$ 23,312	$ 15,249	$ 4,401

Income tax expense from continuing operations recognized in the accompanying consolidated statements of earnings differs from the amounts computed by applying the federal income tax rate to earnings from continuing operations before income tax expense. A reconciliation of income taxes at the federal statutory rate to the effective tax rate is summarized in the following table:

	Year ended August 31,		
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of Federal effect	1.3	0.7	2.3
Tax on foreign earnings (1)	4.2	6.0	1.3
Foreign derived intangible income deduction	(2.3)	(3.1)	(4.5)
Compensation adjustment	2.0	1.5	6.6
Impairment and other divestiture charges	—	—	1.1
Valuation allowance additions and releases	(4.1)	(0.8)	2.1
Changes in liability for unrecognized tax benefits	(1.3)	(0.1)	3.4
Repatriation of foreign earnings	1.6	—	—
Taxable liquidation of subsidiaries (2)	—	0.1	(11.4)
Foreign non-deductible expenses	0.3	1.7	8.5
Changes in tax rates	—	(2.0)	(3.6)
Audits and adjustments (3)	0.4	(2.9)	(6.7)
Research and development tax credit	(0.6)	(0.7)	(2.5)
Other items	(0.4)	0.7	0.7
Effective income tax rate	22.1 %	22.1 %	18.3 %

(1) The Company generated $3.4 million, $2.6 million and $1.5 million of withholding tax and U.S. tax on non-U.S. earnings, net of foreign tax credits for fiscal 2024, 2023 and 2022, respectively.

(2) During fiscal 2022, the Company generated a net benefit of $2.7 million as a result of taxable liquidations of subsidiaries.

(3) During fiscal 2024, the Company generated a $0.4 million tax expense related to audits and adjustments as compared to a tax benefit of $2.0 million and $1.6 million for fiscal 2023 and 2022, respectively.

52

Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities include the following items (in thousands): August 31, 2024 2023 Deferred income tax assets: Operating loss and tax credit carryforwards $ 73,406 $ 70,933 Compensation related liabilities 4,440 7,372 Postretirement benefits 4,628 5,224 Inventory 977 1,715 Lease liabilities 8,063 8,594 Research and development capitalization 8,683 4,544 Book reserves and other items 5,096 6,548 Total deferred income tax assets 105,293 104,930 Valuation allowance (57,743) (61,432) Net deferred income tax assets 47,550 43,498 Deferred income tax liabilities: Depreciation and amortization (25,920) (23,844) Lease assets (7,918) (8,594) Other items (2,716) (1,020) Deferred income tax liabilities (36,554) (33,458) Net deferred income tax asset (1) $ 10,996 $ 10,040 (1) The net deferred income tax asset is reflected on the balance sheet in two categories: an asset of $14.7 million and $15.7 million for fiscal 2024 and 2023, respectively, is included in "Other long-term assets" and a liability of $3.7 million and $5.7 million for fiscal 2024 and 2023, respectively, is included in "Deferred income taxes". The Company has $61.9 million and $2.5 million of gross state net operating loss and credit carryforwards, respectively, which are available to reduce future state tax liabilities. These state net operating loss carryforwards expire at various times through 2044. The Company also has $78.9 million and $7.6 million of foreign loss and credit carryforwards, respectively, and $2.2 million of U.S. credit carryforwards, which are available to reduce certain future foreign and U.S. tax liabilities. The majority of the foreign loss carryforwards are not subject to any expiration dates, while the other balances expire at various times through 2034. The U.S. credit carryforwards expire at various times through 2034. The valuation allowance represents a reserve for deferred tax assets, including loss carryforwards and foreign tax credits, for which utilization is uncertain. In general, the Company’s practice is to reinvest the earnings of its non-U.S. subsidiaries within those operations. Routinely, the Company analyzes the factors surrounding global cash needs and future cash utilization and determines if there are any exceptions. As of August 31, 2024, certain jurisdictions met this exception. On the undistributed foreign earnings of $11.3 million that are no longer permanently reinvested outside of the United States, the Company recorded a deferred tax liability of $1.7 million. If all remaining undistributed earnings were remitted, an additional income tax provision of $0.6 million would have been necessary as of August 31, 2024. Changes in the Company’s gross liability for unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands): 2024 2023 2022 Beginning balance $ 14,754 $ 15,380 $ 15,658 Increases based on tax positions related to the current year 1,771 279 433 Increase for tax positions taken in a prior period 201 — 1,084 Decrease for tax positions taken in a prior period — (56) (57) Decrease due to lapse of statute of limitations (3,054) (951) (1,271) Decrease due to settlements — — (31) Changes in foreign currency exchange rates 41 102 (436) Ending balance $ 13,713 $ 14,754 $ 15,380 Substantially all of these unrecognized tax benefits, if recognized, would impact the effective income tax rate. As of August 31, 2024, 2023 and 2022, the Company recognized $5.0 million, $5.2 million and $4.5 million, respectively, for interest and penalties related to unrecognized tax benefits. The Company recognizes interest and penalties related to underpayment of income taxes as a component of income tax expense. With few exceptions, the Company is no longer subject to U.S. federal, state and foreign income tax examinations by tax authorities in major tax jurisdictions for years prior to fiscal 2012. The ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 53

Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to $1.4 million throughout fiscal 2025. Cash paid for income taxes, net of refunds, totaled $23.8 million, $2.7 million and $5.7 million during the years ended August 31, 2024, 2023 and 2022, respectively. Note 13. Capital Stock and Share Repurchases The authorized common stock of the Company as of August 31, 2024 consisted of 168,000,000 shares of Class A common stock, $0.20 par value, of which 54,234,660 shares were issued and outstanding; 1,500,000 shares of Class B common stock, $0.20 par value, none of which are outstanding; and 160,000 shares of cumulative preferred stock, $1.00 par value (“preferred stock”), none of which have been issued. Holders of both classes of the Company’s common stock are entitled to dividends, as the Company’s Board of Directors may declare out of funds legally available, subject to any contractual restrictions on the payment of dividends or other distributions on the common stock. If the Company were to issue any of its preferred stock, no dividends could be paid or set apart on shares of common stock, unless paid in common stock, until dividends on all of the issued and outstanding shares of preferred stock had been paid or set apart for payment and provision had been made for any mandatory sinking fund payments. The Company's Board of Directors approved four separate authorizations (September 2011, March 2014, October 2014 and March 2015) to repurchase up to 7,000,000 shares each of the Company’s outstanding common stock. The Company suspended the initial share repurchase program in response to the COVID-19 pandemic in the third quarter of fiscal 2020. In March 2022, the Company's Board of Directors rescinded its prior share repurchase authorization and approved a new share repurchase program authorizing the repurchase of a total of 10,000,000 shares of the Company's outstanding common stock. The Company repurchased 1,309,466 shares for $38.4 million in the year ended August 31, 2024. As of August 31, 2024, the maximum number of shares that may yet be purchased under the program is 2,717,049 shares. Since the inception of the initial share repurchase program in fiscal 2012, the Company has repurchased 30,082,181 shares of common stock for $838.9 million. In December 2023, the Company's Board of Directors authorized the retirement of the Company's repurchased shares, and the Company retired 29,841,209 treasury shares. The initial share retirement resulted in reductions of $6.0 million in Class A Common Stock and $824.6 million in "Retained Earnings" reflected in the Condensed Consolidated Balance Sheets at August 31, 2024. Shares repurchased after December 18, 2023 were retired upon repurchase. In addition to the initial share retirement, the Company repurchased and retired 240,972 shares during the year-ended August 31, 2024. ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 54

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Earnings Per Share

The reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share amounts):

	Year Ended August 31,		
	2024	2023	2022
Numerator:			
Net earnings from continuing operations	$ 82,207	$ 53,649	$ 19,591
Net earnings (loss) from discontinued operations	3,542	(7,088)	(3,905)
Net earnings	$ 85,749	$ 46,561	$ 15,686
Denominator:			
Weighted average common shares outstanding - basic	54,336	56,680	59,538
Net effect of dilutive securities - stock based compensation plans	526	437	371
Weighted average common shares outstanding - diluted	54,862	57,117	59,909
Earnings per common share from continuing operations:			
Basic	$ 1.51	$ 0.95	$ 0.33
Diluted	$ 1.50	$ 0.94	$ 0.33
Earnings (loss) per common share from discontinued operations:			
Basic	$ 0.07	$ (0.13)	$ (0.07)
Diluted	$ 0.06	$ (0.12)	$ (0.07)
Earnings per common share:			
Basic	$ 1.58	$ 0.82	$ 0.26
Diluted	$ 1.56	$ 0.82	$ 0.26
Anti-dilutive securities- stock based compensation plans (excluded from earnings per share calculation)	96	891	946

Note 14. Stock Plans

Share based awards may be granted to key employees and directors under the Enerpac Tool Group Corp. 2017 Omnibus Incentive Plan (as amended and restated November 9, 2020) (the "Plan"). A total of 7,825,000 shares of Class A common stock have been authorized for issuance under the Plan (including 3,500,000 shares that were authorized for issuance at the January 2021 annual meeting) plus shares, if any, that become issuable, pursuant to the terms of the Plan, upon the expiration, cancellation or forfeiture of awards under our previously registered stock plans outstanding at the time the Plan was first approved by the Company's shareholders. At August 31, 2024, 3,191,321 shares were available for future award grants. The Plan permits the Company to grant share-based awards, including stock options, restricted stock, restricted stock units and performance shares (the "Performance Shares") to employees and directors. Options generally have a maximum term of ten years, an exercise price equal to 100% of the fair market value of the Company's common stock at the date of grant and generally vest 50% after three years and 100% after five years. The Company's restricted stock grants prior to fiscal 2017 generally have similar vesting provisions as options, while grants thereafter generally vest in equal installments over a three-year period. The Performance Shares include a three-year performance period. For the awards of Performance Shares granted in the year ended August 31, 2022, payout under the awards is based 50% on Company's total shareholder return ("TSR") relative to the S&P 600 SmallCap Industrial metric and 50% on the Company's three-year average return on invested capital. For awards of Performance Shares granted in the years ended August 31, 2024 and 2023, payout under the awards is based 33.3% on the relative TSR metric, 33.3% on the Company's adjusted earnings per share and 33.3% on the Company's three-year average return on invested capital. The provisions of share-based awards may vary by individual grant with respect to vesting period, dividend and voting rights, performance conditions and forfeitures.

55

A summary of restricted stock units and performance shares activity during fiscal 2024 is as follows: Number of Shares Weighted-Average Fair Value at Grant Date (Per Share) Outstanding on August 31, 2023 1,039,536 $22.26 Granted 336,040 29.34 Forfeited (127,701) 23.40 Vested (368,010) 21.41 Outstanding on August 31, 2024 879,865 $25.50 A summary of stock option activity during fiscal 2024 is as follows: Shares Weighted- Average Exercise Price (Per Share) Weighted- Average Remaining Contractual Term Aggregate Intrinsic Value Outstanding on September 1, 2023 629,407 $ 27.18 Granted — — Exercised (287,791) 24.57 Forfeited — — Expired (115,767) 36.35 Outstanding on August 31, 2024 225,849 $ 25.81 2.0 $ 3,485,432 Exercisable on August 31, 2024 225,849 $ 25.81 2.0 $ 3,485,432 Intrinsic value is the difference between the market value of the stock at August 31, 2024 and the exercise price which is aggregated for all options outstanding and exercisable. A summary of the total intrinsic value of options exercised and cash receipts from options exercised is summarized below (in thousands, except per share amounts): Year Ended August 31, 2024 2023 2022 Intrinsic value of options exercised $ 2,946 $ 169 $ — Cash receipts from exercise of options 6,907 973 — The Company generally records compensation expense over the vesting period for restricted stock unit awards based on the market value of the Company's Class A common stock on the grant date and utilized an expected forfeiture rate of 12% for the years ended August 31, 2024, 2023 and 2022. The fair value of Performance Shares with market vesting conditions, which includes the Performance Shares awarded in fiscal 2024, 2023 and 2022, is determined utilizing a Monte Carlo simulation model. As of August 31, 2024, there was $9.7 million of total unrecognized compensation cost related to share-based awards, including stock options, restricted stock, restricted stock units and Performance Shares, which will be recognized over a weighted average period of 1.5 years. The total fair value of share-based awards that vested during the fiscal years ended August 31, 2024 and 2023 was $8.3 million and $9.8 million, respectively. ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 56

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Note 15. Business Segment, Geographic and Customer Information

The Company is a global manufacturer of a broad range of industrial products and solutions. The IT&S reportable segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the infrastructure, industrial MRO, oil & gas, mining, alternative and renewable energy, civil construction and other markets. The Other operating segment is included for purposes of reconciliation of the respective balances below to the consolidated financial statements.

The following tables summarize financial information by reportable segment and product line (in thousands):

	Year Ended August 31,		
	2024	2023	2022
Net Sales by Reportable Segment & Product Line			
IT&S Segment			
Product	$ 455,647	$ 447,603	$ 410,245
Service & Rental	115,506	107,575	117,097
	571,153	555,178	527,342
Other Segment	18,357	43,026	43,881
	$ 589,510	$ 598,204	$ 571,223
Operating Profit (Loss)			
IT&S Segment	$ 153,105	$ 135,883	$ 78,735
Other Segment	4,249	10,954	729
General Corporate	(35,767)	(62,915)	(48,805)
	$ 121,587	$ 83,922	$ 30,660
Depreciation and Amortization:			
IT&S Segment	$ 11,700	$ 12,329	$ 14,498
Other Segment	888	3,164	3,664
General Corporate	687	820	1,438
	$ 13,275	$ 16,313	$ 19,600
Capital Expenditures:			
IT&S Segment	$ 6,079	$ 7,779	$ 7,139
Other Segment	561	599	710
General Corporate	4,771	1,022	568
	$ 11,411	$ 9,400	$ 8,417

	August 31,	
	2024	2023
Assets:		
IT&S Segment	$ 613,797	$ 632,113
Other Segment	26,533	28,127
General Corporate	136,998	102,357
	$ 777,328	$ 762,597

In addition to the impact of changes in foreign currency exchange rates, the comparability of segment and product line information is impacted by acquisition/divestiture activities, impairment and divestiture charges, restructuring costs and related benefits. Corporate assets, which are not allocated, principally represent cash and cash equivalents, property, plant, and equipment, ROU assets, capitalized debt issuance costs and deferred income taxes.

57

ENERPAC TOOL GROUP CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following tables summarize net sales and property, plant and equipment by geographic region (in thousands):

	Year Ended August 31,		
	2024	2023	2022
Net Sales:			
United States of America	$ 220,689	$ 231,093	$ 226,020
United Kingdom	36,290	34,085	29,316
Germany	34,700	29,926	28,004
Saudi Arabia	23,113	25,762	20,892
Brazil	22,769	20,523	16,517
Australia	22,165	28,607	26,667
Canada	19,248	29,643	19,651
China	16,258	14,081	15,434
France	16,133	14,606	14,854
All Other	178,145	169,877	173,868
	$ 589,510	$ 598,204	$ 571,223

	August 31,	
	2024	2023
Property, Plant and Equipment, net:		
United States	$ 18,150	$ 15,081
United Kingdom	7,599	7,543
UAE	3,130	4,004
Brazil	2,870	3,197
Netherlands	2,547	2,423
Spain	1,560	1,484
All other	4,429	5,235
	$ 40,285	$ 38,968

The Company's largest customer accounted for approximately 3% of sales in each of the last three fiscal years. Export sales from domestic operations were 7.9%, 9.9% and 9.8% of total net sales from continuing operations in fiscal 2024, 2023 and 2022, respectively.

Note 16. Commitments and Contingencies

We had outstanding commercial letters of credit of $4.4 million and surety bonds of $3.8 million at August 31, 2024, while we had $8.6 million of outstanding letters of credit at August 31, 2023. Most of these instruments relate to commercial contracts and self-insured workers' compensation programs.

As part of the Company's global sourcing strategy, we have entered into agreements with certain suppliers that require the supplier to maintain minimum levels of inventory to support certain products for which we require a short lead time to fulfill customer orders. We have the ability to notify the supplier that they no longer need to maintain the minimum level of inventory should we discontinue manufacturing of a product during the contract period; however, we must purchase the remaining minimum inventory levels the supplier was required to maintain within a defined period of time.

The Company is a party to various legal proceedings that have arisen in the normal course of business. These legal proceedings include regulatory matters, product liability, breaches of contract, employment, personal injury and other disputes. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable a loss has been incurred and can be reasonably estimated. The Company maintains a policy to exclude from such reserves an estimate of legal defense costs. In the opinion of management, resolution of these contingencies is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has facilities in numerous geographic locations that are subject to environmental laws and regulations. Environmental expenditures over the past three years have not been material. Soil and groundwater contamination has been identified at certain facilities that we operate or formerly owned or operated. We are also a party to certain state and local environmental matters, have provided environmental indemnifications for certain divested businesses and retain responsibility

58

for certain potential environmental liabilities. Management believes that such costs will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Additionally, in fiscal 2019, the Company provided voluntary self-disclosures to both Dutch and U.S. authorities related to sales of products and services linked to the Crimea region of Ukraine, which sales potentially violated European Union and U.S. sanctions provisions. Although the U.S. investigation closed without further implication, the Dutch investigation continued. The Dutch Investigator concluded his investigation in March 2022 and provided the results to the Public Prosecutor's office for review. Specifically, the Investigator concluded that the sales transactions violated EU sanctions. The conclusion in the Investigator's report was consistent with the Company's understanding of what could be stated in the report and supported the Company to record an expense in the fiscal year-ended August 31, 2021, representing the low end of a reasonable range of financial penalties the Company may incur as no other point within the range was deemed more probable. The Company has not adjusted its estimate of financial penalties as a result of the completion of the investigation in the year ended August 31, 2024. While there can be no assurance of the ultimate outcome of the matter, the Company currently believes that there will be no material adverse effect on the Company's financial position, results of operations or cash flows from this matter. Note 17. Subsequent Event On September 4, 2024, the Company completed the acquisition of DTA the Smart Move, S.A., a global leader in the industrial heavy loads transportation industry, designing and manufacturing mobile robotic solutions. The purchase price was an initial €24 million payment plus potential earn-out to be paid at the end of year three that is tied to the achievement of certain financial objectives with a maximum total purchase price of €36 million. The acquisition was funded with both cash on hand and borrowings from our existing credit facility. The Company has not completed the analysis of identifying and estimating the fair value of identifiable intangible assets acquired or the fair value of the earn-out obligation. We anticipate preparing a preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed by the end of our first quarter of fiscal 2025. The measurement period for the valuation of net assets acquired ends as soon as information on the facts and circumstances that existed as of the acquisition date becomes available, but not to exceed 12 months following the acquisition date. Adjustments in purchase price allocations may require a change in the amounts allocated to net assets acquired during the periods in which the adjustments are determined. ENERPAC TOOL GROUP CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued) 59

ENERPAC TOOL GROUP CORP.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions		Deductions		
	Balance at Beginning of Period	Charged to Costs and Expenses (Income)	Acquisition/ (Divestiture)	Accounts Written Off Less Recoveries	Other	Balance at End of Period
Allowance for losses—Trade accounts receivable						
August 31, 2024	$ 16,781	$ 641	$ —	$ (1,473)	$ (37)	$ 15,912
August 31, 2023	17,504	1,177	(32)	(2,230)	362	16,781
August 31, 2022	4,235	14,277	—	(350)	(658)	17,504
Valuation allowance—Income taxes						
August 31, 2023	$ 61,432	$ 1,821	$ —	$ (5,511)	$ 1	$ 57,743
August 31, 2022	61,630	3,305	—	(3,503)	—	61,432
August 31, 2021	66,155	925	—	(5,450)	—	61,630

60

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Disclosure Controls and Procedures The Company’s management, with the participation of the Company’s Chief Executive Officer and Interim Principal Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Interim Principal Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, and reporting, within the time periods specified in the SEC's rules and forms, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that such information is accumulated and communicated to the Chief Executive Officer and Interim Principal Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. Management’s Report on Internal Control Over Financial Reporting The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s management, with the participation of the Company’s Chief Executive Officer and Interim Principal Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that, as of August 31, 2024, the Company’s internal control over financial reporting was effective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Ernst & Young, LLP, an independent registered public accounting firm, has audited the Company’s internal control over financial reporting as of August 31, 2024, as stated in their report which is included herein. Changes in Internal Control Over Financial Reporting There were no changes in the Company’s internal control over financial reporting during the fourth quarter of fiscal 2024 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information During the three months ended August 31, 2024, none of the Company’s directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a “Rule 10b5-1 trading arrangement” or a adopted or terminated a “non-Rule 10b5-1 trading arrangement” (as such terms are defined in Item 408 of Regulation S-K). Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. 61

PART III Item 10. Directors; Executive Officers and Corporate Governance Information about the Company’s directors is incorporated by reference to the “Proposal I: Election of Directors” section of the Company’s Proxy Statement for its Annual Meeting of Shareholders to be held on February 6, 2025 (the “2025 Annual Meeting Proxy Statement”). Information about the Company’s Audit Committee, including the members of the committee, and the Company’s Audit Committee financial experts, is incorporated by reference to the “Proposal I: Election of Directors” and “Corporate Governance Matters” sections of the Company’s 2025 Annual Meeting Proxy Statement. Information with respect to the timeliness of filings by directors and executive officers of reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference to the "Other Information—Delinquent Section 16(a) Reports" section of the 2025 Annual Meeting Proxy Statement. Information about the Company’s executive officers required by this item is contained in the discussion entitled “Executive Officers of the Registrant” in Part I hereof. The Company has adopted a code of ethics that applies to its senior executive team, including its Chief Executive Officer, Interim Principal Financial Officer and Corporate Controller. The code of ethics is posted on the Company’s website and is available free of charge at www.enerpactoolgroup.com. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of its code of ethics that apply to the Chief Executive Officer, Interim Principal Financial Officer or Corporate Controller by posting such information on the Company’s website. The Company has adopted an insider trading policy addressing the purchase, sale and other disposition of the Company’s securities by its officers, directors and employees that is reasonably designed to promote compliance with U.S. federal insider trading laws, rules and regulations and the rules of the New York Stock Exchange. That policy is filed as Exhibit 19 to this report. Item 11. Executive Compensation The information required by this item is incorporated by reference from the “Election of Directors,” “Corporate Governance Matters,” “Executive Compensation” (other than the information appearing under the heading "Pay Versus Performance") and "Non-Employee Director Compensation" sections of the 2025 Annual Meeting Proxy Statement. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item is incorporated by reference from the “Certain Beneficial Owners” and “Executive Compensation—Equity Compensation Plan Information” sections of the 2025 Annual Meeting Proxy Statement. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item is incorporated by reference from the “Corporate Governance Matters—Certain Relationships and Related Party Transactions” section of the 2025 Annual Meeting Proxy Statement. Item 14. Principal Accountant Fees and Services The information required by this item is incorporated by reference from the “Other Information—Independent Public Accountants” section of the 2025 Annual Meeting Proxy Statement. 62

PART IV Item 15. Exhibits and Financial Statement Schedules (a) Documents filed as part of this report: 1. Consolidated Financial Statements See “Index to Consolidated Financial Statements” set forth in Item 8, “Financial Statements and Supplementary Data” for a list of financial statements filed as part of this report. 2. Financial Statement Schedules See “Index to Financial Statement Schedule” set forth in Item 8, “Financial Statements and Supplementary Data.” 3. Exhibits Exhibit Description Incorporated Herein By Reference To Filed Herewith Furnished Herewith 2.1 Securities Purchase Agreement, dated as of July 8, 2019, by and between Actuant Corporation, BRWS Parent LLC, Actuant France SAS and Actuant Holdings AB. Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on July 9, 2019 3.1 (a) Amended and Restated Articles of Incorporation Exhibit 4.9 to the Registrant's Form 10-Q for the quarter ended February 28, 2001 (b) Amendment to Amended and Restated Articles of Incorporation Exhibit 3.1(b) of the Registrant's Form 10-K for the fiscal year ended August 31, 2003 (c) Amendment to Amended and Restated Articles of Incorporation Exhibit 3.1 to the Registrant's Form 10-K for the fiscal year ended August 31, 2004 (d) Amendment to Amended and Restated Articles of Incorporation Exhibit 3.1 to the Registrant's Form 8-K filed on July 18, 2006 (e) Amendment of Amended and Restated Articles of Incorporation Exhibit 3.1 to the Registrant's Form 8-K filed on January 14, 2010 (f) Amendment of Amended and Restated Articles of Incorporation Exhibit 3.1 to the Registrant's Form 8-K/A filed on January 30, 2020 3.2 Amended and Restated Bylaws, as amended Exhibit 3.1 of the Registrant's Form 8-K filed on August 1, 2022 4.1 Description of Registered Securities Exhibit 4.1 to the Registrant's Form 10-K for the fiscal year ended August 31, 2020 63

Exhibit Description Incorporated Herein By Reference To Filed Herewith Furnished Herewith 10.1 Credit Agreement dated as of September 9, 2022 among Enerpac Tool Group Corp., the initial subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto, and PNC Bank, National Association, as administrative agent Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2022 10.2* Outside Directors’ Deferred Compensation Plan (as amended and restated effective July 23, 2021) Exhibit 10.2 to the Registrant's Form 10-K for the fiscal year ended August 31, 2021 10.3* Deferred Compensation Plan (conformed through the fourth amendment) Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended November 30, 2014 10.4* Non-Qualified Deferred Compensation Plan (conformed through the first amendment) Exhibit 10.4 to the Registrant's Form 10-K for the fiscal year ended August 31, 2020 10.5* 2010 Employee Stock Purchase Plan (as amended and restated December 1, 2023) X 10.6* Enerpac Tool Group Corp. 2017 Omnibus Incentive Plan (as amended and restated November 9, 2020) Appendix A to the Proxy Statement on Schedule 14A filed by Enerpac Tool Group Corp. on December 4, 2020 10.7** 2009 Omnibus Incentive Plan, conformed through the Second Amendment thereto Exhibit 99.1 to the Registrant's Form 8-K filed on January 17, 2013 10.8* (a) Amended and Restated 2001 Outside Directors’ Stock Plan Exhibit A to the Registrant's Definitive Proxy Statement, dated December 5, 2005 (b) First Amendment to the Amended and Restated 2001 Outside Directors’ Stock Plan dated December 25, 2008 Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended November 30, 2008 10.9* Supplemental Executive Retirement Plan (conformed through the first amendment) Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended November 30, 2014 10.10* Senior Officer Severance Plan Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 31, 2019 10.11* Form of Indemnification Agreement for Directors and Officers Exhibit 10.1 to the Registrant's Form 8-K filed on August 2, 2018 10.12* Form of Amended and Restated Change in Control Agreement Exhibit 10.1 to the Registrant’s Form 8-K filed on August 1, 2017 64

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
10.13*	Executive Officer Bonus Plan	Exhibit B to the Registrant's Definitive Proxy Statement dated December 3, 2012		
10.14*	(a) Form of NQSO Award (Director) under the 2009 Omnibus Incentive Plan*	Exhibit 10.1(a) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
	(b) Form of NQSO Award (Officer) under the 2009 Omnibus Incentive Plan*	Exhibit 10.1(b) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
10.15*	(a) Form RSA Award (Director) under the 2009 Omnibus Incentive Plan*	Exhibit 10.2(a) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
	(b) Form of RSA Award (Officer) under the 2009 Omnibus Incentive Plan*	Exhibit 10.2(b) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
10.16*	(a) Form of RSU Award (Director) under the 2009 Omnibus Incentive Plan*	Exhibit 10.3(a) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
	(b) Form of RSU Award (Officer) under the 2009 Omnibus Incentive Plan*	Exhibit 10.3(b) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
10.17*	(a) Form RSA Award (Director) under the 2017 Omnibus Incentive Plan	Exhibit 10.14 to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
10.18*	(a) Form of RSU Award (Director) under the 2017 Omnibus Incentive Plan*	Exhibit 10.15(a) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(b) Form of RSU Award (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.15(b) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(c) Form of RSU Award (Officer) under the 2017 Omnibus Incentive Plan for awards commencing in 2024)*	Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended May31, 2024		
10.19*	(a) Form of PSU Award - Total Shareholder Return (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.16(a) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(b) Form of PSU Award - Free Cash Flow (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.16(b) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		

65

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
	(c) Form of PSU Award - Total Shareholder Return (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended May31, 2024		
	(d) Form of PSU Award - Return on Invested Capital (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended May31, 2024		
	(e) Form of PSU Award - Earnings Per Share (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended May31, 2024		
10.20*	(a) Form of Restricted Stock Unit (RSU) agreement under the 2017 Omnibus Incentive Plan (Special Executive Grant)	Exhibit 10.1 to the Registrant's Form 8-K filed on September 1, 2023		
	(b) Form of Performance Share Award agreement under the 2017 Omnibus Incentive Plan (Special Executive Grant)	Exhibit 10.2 to the Registrant's Form 8-K filed on September 1, 2023		
10.21*	Letter agreement dated September 22, 2021 between Paul E. Sternlieb and Enerpac Tool Group Corp.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 29, 2021		
10.22*	Letter agreement dated May 4, 2022 between Anthony P. Colucci and Enerpac Tool Group Corp.			
10.23*	Letter agreement dated January 19, 2022 between Benjamin J. Topercer and Enerpac Tool Group Corp.	Exhibit 10.23 to the Registrant's Form 10-K for the fiscal year ended August 31, 2022		
10.24*	Letter agreement dated June 17, 2024 between Eric T. Chack and Enerpac Tool Group Corp.		X	
14	Code of Ethics Applicable to Senior Financial Executives	Exhibit 14 of the Registrant's Form 10-K for the fiscal year ended August 31, 2017		
19	Enerpac Tool Group Corp. Insider Trading Policy		X	
21	Subsidiaries of the Registrant		X	
23	Consent of Ernst & Young LLP		X	
24	Power of Attorney		See signature page of this report	

66

Exhibit Description Incorporated Herein By Reference To Filed Herewith Furnished Herewith 31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 X 31.2 Certification of Interim Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 X 32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 X 32.2 Certification of Interim Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 X 97 Enerpac Tool Group Corp. Dodd-Frank Clawback Policy X 101 The following materials from the Enerpac Tool Group Corp. Form 10-K for the year ended August 31, 2024 formatted in Inline Extensible Business Reporting Language (Inline XBRL): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements. X 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibit 101) X Item 16. Form 10-K Summary None. 67

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. ENERPAC TOOL GROUP CORP. (Registrant) By: /s/ P. SHANNON BURNS P. Shannon Burns Interim Principal Financial Officer and Head of Financial Planning, Operations and Decision Support Dated: October 21, 2024 POWER OF ATTORNEY KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul E. Sternlieb, P. Shannon Burns and James P. Denis, and each of them, his true and lawful attorneys-in- fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.* 68

Signature Title /s/ PAUL E. STERNLIEB President and Chief Executive Officer, Director Paul E. Sternlieb (Principal Executive Officer) /s/ ALFREDO ALTAVILLA Director Alfredo Altavilla /s/ JUDY ALTMAIER Director Judy Altmaier /s/ J. PALMER CLARKSON Director J. Palmer Clarkson /s/ DANNY L. CUNNINGHAM Director Danny L. Cunningham /s/ E. JAMES FERLAND Chairman of the Board of Directors E. James Ferland /s/ COLLEEN M. HEALY Director Colleen M. Healy /s/ RICHARD D. HOLDER Director Richard D. Holder /s/ LYNN C. MINELLA Director Lynn C. Minella /s/ SIDNEY S. SIMMONS Director Sidney S. Simmons /s/ P. SHANNON BURNS Interim Principal Financial Officer and Head of Financial Planning, Operations and Decision Support P. Shannon Burns (Principal Financial Officer) /s/ PATRICK J. DAWSON Interim Principal Accounting Officer and Corporate Controller Patrick J. Dawson (Principal Accounting Officer) * Each of the above signatures is affixed as of October 21, 2024. 69

APPENDIX

Reconciliation of GAAP measure to Non-GAAP measures
(the following information is not included as part of Enerpac Tool Group's SEC Form 10-K)
(US$ in thousands)

	FY2020	FY2021	FY2022	FY2023	FY2024
Net Sales	**$493,292**	**$528,660**	**$571,223**	**$598,204**	**$589,510**
Organic Growth (Decline)	*-20%*	*5%*	*11%*	*8%*	*2%*
Gross Profit	217,193	243,156	265,388	295,039	301,011
Gross Profit %	*44.0%*	*46.0%*	*46.5%*	*49.3%*	*51.1%*

Organic Sales Growth (Decline)

	FY2024	FY2023	% Change
Net Sales	**$589,510**	**$598,204**	**-1%**
Fx Impact	-	1,074	
Divestiture	-	(22,737)	
Organic Sales Growth (Decline)	**$589,510**	**$576,541**	**2%**

	FY2023	FY2022	% Change
Net Sales	**$598,204**	**$571,223**	**5%**
Fx Impact	-	(10,998)	
Divestiture	(121)	(5,556)	
Organic Sales Growth (Decline)	**$598,083**	**$554,669**	**8%**

	FY2022	FY2021	% Change
Net Sales	**$571,223**	**$528,660**	**8%**
Fx Impact	-	(14,565)	
Organic Sales Growth (Decline)	**$571,223**	**$514,095**	**11%**

	FY2021	FY2020	% Change
Net Sales	**$528,660**	**$493,292**	**7%**
Fx Impact	-	10,549	
Acquisitions	(13,584)	(6,789)	
Strategic Exits	-	(8,529)	
Organic Sales Growth (Decline)	**$515,076**	**$488,523**	**5%**

	FY2020	FY2019	% Change
Net Sales	**$493,292**	**$654,758**	**-25%**
Fx Impact	-	(6,471)	
Acquisitions	(6,252)	-	
Strategic Exits	(8,426)	(52,508)	
Organic Sales Growth (Decline)	**$478,614**	**$595,779**	**-20%**

Organic Sales Growth (Decline) by Product Line

	FY2024	FY2023	% Change
IT&S Net Sales	**$571,152**	**$555,178**	**2.9%**
Fx Impact	-	1,074	
IT&S Organic Sales Growth (Decline)	**$571,152**	**$556,252**	**2.7%**

	FY2024	FY2023	% Change
IT&S Product Net Sales	**$455,646**	**$447,603**	**1.8%**
Fx Impact	-	303	
IT&S Product Organic Sales Growth (Decline)	**$455,646**	**$447,906**	**1.7%**

	FY2024	FY2023	% Change
IT&S Service Net Sales	**$115,506**	**$107,575**	**7%**
Fx Impact	-	770	
IT&S Service Organic Sales Growth (Decline)	**$115,506**	**$108,345**	**7%**

Reconciliation of GAAP measure to Non-GAAP measures
(the following information is not included as part of Enerpac Tool Group's SEC Form 10-K)
(US$ in thousands)

EBITDA from Continuing Operations	**FY2020**	**FY2021**	**FY2022**	**FY2023**	**FY2024**
Earnings from continuing operations	$ 5,557	$ 40,212	$ 19,591	$ 53,649	$ 82,207
Financing costs, net	19,218	5,266	4,386	12,389	13,524
Income tax expense	2,292	3,763	4,401	15,249	23,312
Depreciation & amortization	20,720	21,611	19,600	16,313	13,275
EBITDA	**$ 47,787**	**$ 70,852**	**$ 47,978**	**$ 97,600**	**$ 132,318**

Adj EBITDA from Continuing Operations					
EBITDA	**$ 47,787**	**$ 70,852**	**$ 47,978**	**$ 97,600**	**$ 132,318**
Impairment & divestiture charges (benefit)	(3,159)	6,198	2,413	(6,155)	147
Restructuring charges	8,179	2,392	8,135	7,681	7,843
Gain on sale of facility, net of transaction charges	-	(5,359)	(585)	-	-
Leadership transition charges	-	609	8,269	783	-
Business review charges	-	-	3,002	-	-
ASCEND transformation program charges	-	-	13,616	35,419	7,047
Purchase accounting inventory step-up charge	403	-	-	-	-
Pension curtailment	(8)	-	-	-	-
M&A charges	-	-	-	1,015	121
Adj. EBITDA	**$ 52,452**	**$ 74,692**	**$ 82,828**	**$ 136,343**	**$ 147,476**
Adj EBITDA %	***10.6%***	***14.1%***	***14.5%***	***22.8%***	***25.0%***

Adjusted Earnings from Continuing Operations	**FY2020**	**FY2021**	**FY2022**	**FY2023**	**FY2024**
Net Earnings	**$ 723**	**$ 38,077**	**$ 15,686**	**$ 46,561**	**$ 85,749**
Loss from discontinued operations, net of income tax	(4,834)	(2,135)	(3,905)	(7,088)	3,542
Earnings from Continuing Operations	**$ 5,557**	**$ 40,212**	**$ 19,591**	**$ 53,649**	**$ 82,207**
Impairment & divestiture charges (benefit)	(3,159)	6,198	2,413	(6,155)	147
Restructuring charges	8,179	2,392	8,135	7,681	7,843
Gain on sale of facility, net of transaction charges	-	(5,359)	(585)	-	-
Leadership transition charges	-	609	8,269	783	-
Business review charges	-	-	3,002	-	-
ASCEND transformation program charges	-	-	13,616	35,419	7,047
M&A charges	-	-	-	1,015	121
Accelerated debt issuance costs	1,666	-	-	317	-
Purchase accounting inventory step-up charge	403	-	-	-	-
Pension curtailment	(758)	-	-	-	-
Net tax effect of reconciling items above	(1,236)	1,984	(6,291)	(9,976)	(2,945)
Other income tax (benefit) expense	(74)	(8,155)	210	144	137
Adjusted Earnings from Continuing Operations	**$ 10,578**	**$ 37,881**	**$ 48,360**	**$ 82,877**	**$ 94,557**

Adjusted Diluted Earnings per share from Continuing Operations					
Net Earnings	**$ 0.01**	**$ 0.63**	**$ 0.26**	**$ 0.82**	**$ 1.56**
Loss from discontinued operations, net of income tax	(0.08)	(0.04)	(0.07)	(0.12)	0.06
Earnings from Continuing Operations	**0.09**	**0.67**	**0.33**	**0.94**	**1.50**
Impairment & divestiture charges (benefit), net of tax effect	(0.04)	0.09	0.04	(0.11)	0.00
Restructuring charges, net of tax effect	0.11	0.03	0.11	0.11	0.11
Gain on sale of facility, net of transaction charges, net of tax effect	-	(0.04)	(0.01)	-	-
Leadership transition charges, net of tax effect	-	0.01	0.12	0.01	-
Business review charges, net of tax effect	-	-	0.04	-	-
Pension curtailment, net of tax effect	(0.01)	-	-	-	-
M&A charges, net of tax effect	-	-	-	0.01	-
ASCEND transformation program charges, net of tax effect	-	-	0.17	0.48	0.11
Accelerated debt issuance costs, net of tax effect	0.02	-	-	0.00	-
Purchase accounting inventory step-up charge, net of tax effect	0.01	-	-	-	-
Other income tax (benefit) expense	(0.00)	(0.14)	0.00	0.00	0.00
Adjusted Diluted Earnings per share from Continuing Operations	**$ 0.18**	**$ 0.63**	**$ 0.81**	**$ 1.45**	**$ 1.72**

Reconciliation of GAAP measure to Non-GAAP measures
(the following information is not included as part of Enerpac Tool Group's SEC Form 10-K)
(US$ in thousands)

Free Cash Flow	FY2020	FY2021	FY2022	FY2023	FY2024
Cash (used in) provided by operating activities	(3,159)	54,183	51,736	77,603	81,319
Capital expenditures	(12,053)	(12,019)	(7,241)	(8,715)	(11,411)
Free Cash Flow	**(13,017)**	**42,164**	**44,495**	**68,888**	**69,908**

Adjusted Selling, general and administrative expenses	FY2021	FY2022	FY2023	FY2024
Selling, general and administrative expenses	**$ 175,277**	**$ 216,874**	**$ 205,064**	**$ 168,566**
Gain on sale of facility, net of transaction charges	5,360	585	-	-
Leadership transition charges	(609)	(8,269)	(783)	-
Business review charges	-	(3,002)	-	-
ASCEND transformation program charges	-	(13,610)	(34,495)	(6,029)
M&A charges	-	-	(1,015)	(121)
Adj. Selling, general and administrative expenses	**$ 180,028**	**$ 192,578**	**$ 168,771**	**$ 162,415**
Adj. Selling, general and administrative expenses %	***34.1%***	***33.7%***	***28.2%***	***27.6%***

Notes:
For all reconciliations of GAAP measures to non-GAAP measures, the summation of the individual components may not equal the total due to rounding. With respect to the earnings per share reconciliations the impact of share dilution on the calculation of the net earnings or loss per share on discontinued operations per share may result in the summation of these components not equaling the total earnings per share from continuing operations.

Paul E. Sternlieb Director, President and Chief Executive Officer Eric T. Chack Executive Vice President - Operations James P. Denis Executive Vice President, General Counsel, Corporate Secretary & Chief Compliance Counsel Darren M. Kozik Executive Vice President, Chief Financial Officer Benjamin J. Topercer Executive Vice President, Chief Human Resource Officer CORPORATE OFFICE N86 W12500 Westbrook Crossing Menomonee Falls, Wisconsin 53051 EXCHANGE New York Stock Exchange Ticker Symbol: EPAC TRANSFER AGENT EQ Shareowner Services PO Box 64874 St. Paul, MN 55164 800.468.9716 INDEPENDENT ACCOUNTANT Ernst & Young 833 East Michigan St. Milwaukee, WI 53202 INVESTOR RELATIONS Financial analysts & investors should direct inquiries to: Travis Williams Senior Director of Investor Relations investor.relations@enerpac.com INDEPENDENT DIRECTORS Alfredo Altavilla Former Executive Chairman of Italia Transporto Aereo, S.p.A. Judy L. Altmaier Former President, Exmark Manufacturing Co. J. Palmer Clarkson Former President and CEO, Bridgestone HosePower, LLC Danny L. Cunningham Former Chief Risk Officer and Retired Partner of Deloitte & Touche, LLP E. James Ferland Former Chairman and CEO of Babcock & Wilcox Enterprises, Inc. Colleen Healy Former CFO and Principal Accounting Officer of SailPoint Technologies Holdings, Inc. Richard D. Holder CEO of Loparex, LLC Lynn C. Minella Former EVP and CHRO of Johnson Controls International plc Sidney S. Simmons, II Founder and Principal at Simmons Law EXECUTIVE OFFICERS This Annual Report contains forward-looking statements made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. In addition to statements with respect to guidance, the terms “outlook,” “guidance,” “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic uncertainty, market conditions in the industrial, oil & gas, energy, power generation, infrastructure, commercial construction, truck and automotive industries, supply chain risks, including disruptions in deliveries from suppliers due to political tensions or the imposition, or threat of imposition, of tariffs, which could be affected by the outcome of the 2024 U.S. presidential election, the impact of geopolitical activity, including the invasion of Ukraine by Russia and international sanctions imposed in response thereto, as well as armed conflicts in the Middle East, including the impact on shipping in the Red Sea, the ability of the Company to achieve its plans or objectives related to its growth strategy, market acceptance of existing and new products, market acceptance of price increases, successful integration of acquisitions, the impact of dispositions and restructurings, the ability of the Company to continue to achieve its plans or objectives related to the ASCEND program, including any assumptions underlying its calculation of expected incremental operating profit or program investment, operating margin risk due to competitive pricing and operating efficiencies, risks related to reliance on independent agents and distributors for the distribution and service of products, material, labor, or overhead cost increases, tax law changes, foreign currency risk, interest rate risk, commodity risk, tariffs, litigation matters, cybersecurity risk, impairment of goodwill or other intangible assets, the Company’s ability to access capital markets and other risks and uncertainties that may be referred to or noted in the Company’s reports filed with the Securities and Exchange Commission from time to time, including those described in the Company’s Form 10-K for the fiscal year ended August 31, 2024. Enerpac Tool Group disclaims any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason. Enerpac Tool Group CORPORATE INFORMATION Company leadership and contact information

N86 W12500 Westbrook Crossing Menomonee Falls, WI 53051 +1.262.293.1500 www.enerpactoolgroup.com